As filed with the Securities and Exchange Commission on December 11, 1998

                                                 Registration No. 333-61063
                                                                  ---------
                                                                  811-7689



                      SECURITIES AND EXCHANGE COMMISSION
                      ----------------------------------
                            WASHINGTON, D.C.  20549

                            Immediate Income Builder

                                   FORM N-4

                       REGISTRATION STATEMENT UNDER THE                    [ ]

                            SECURITIES ACT OF 1933

                       Pre-Effective Amendment No.   1                     [X]

                       Post-Effective Amendment No. ___                    [_]

                                      and

                         REGISTRATION STATEMENT UNDER                      [_]
                      THE INVESTMENT COMPANY ACT OF 1940
                               Amendment No.  8                            [X]

                   PFL RETIREMENT BUILDER VARIABLE ANNUITY
                                    ACCOUNT
                          (Exact Name of Registrant)

                          PFL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                            4333 Edgewood Road N.E.
                          Cedar Rapids, IA 52499-0001
             (Address of Depositor's Principal Executive Offices)
                 Depositor's Telephone Number: (319) 297-8468

                             Frank A. Camp, Esq.
                          PFL Life Insurance Company
                           4333 Edgewood Road, N.E.
                          Cedar Rapids, IA 52499-0001
                    (Name and Address of Agent for Service)

                                   Copy to:
                          Frederick R. Bellamy, Esq.
                      Sutherland, Asbill and Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                         Washington, D.C.  20004-2415

Approximate Date of Proposed Public Offering:  As soon as practicable after the
--------------------------------------------
effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:  Single Premium Immediate Variable Annuity
------------------------------------
                                       Contracts

                          PFL LIFE INSURANCE COMPANY
                PFL RETIREMENT BUILDER VARIABLE ANNUITY ACCOUNT
                                   FORM N-4

                             Cross Reference Sheet
                            Pursuant to Rule 495(a)
                       Under the Securities Act of 1933

                                    PART A

Showing Location of Information in Prospectuses
Form N-4
Item No.                                        Prospectus Caption
--------                                        ------------------

1.  Cover Page..................................Cover Page

2.  Definitions.................................Definitions

3.  Synopsis....................................Summary of the Contracts

4.  Condensed Financial Information.............Condensed Financial Information;
                                                Financial Statements

5.  General Description of Registrant,
    Depositor and Portfolio Companies
    (a)  Depositor..............................PFL Life Insurance Company
    (b)  Registrant.............................The Separate Account
    (c)  Portfolio Company......................The Funds
    (d)  Fund Prospectus........................The Funds
    (e)  Voting Rights..........................Voting Rights

6.  Deductions and Expenses
    (a)  General................................Charges Under the Contracts
    (b)  Sales Load %...........................N/A
    (c)  Special Purchase Plan..................N/A
    (d)  Commissions............................Distributor of the Contracts
    (e)  Expenses - Registrant..................Charges Under the Contracts
    (f)  Fund Expenses..........................Other Expenses including
                                                Investment Advisory Fees
    (g)  Organizational Expenses................N/A

7.  Contracts
    (a)  Persons with Rights....................Facts About the Contracts;
                                                Types  of Annuity Payment
                                                Options; Fixed, Variable or
                                                Combination Annuity Payments;
                                                Voting Rights
    (b)  (i)   Allocation of Premium............Allocations of Your Premium to
                                                the Separate Account
         (ii)  Transfers........................Allocations of Your Premium to
                                                the Separate Account
         (iii) Exchanges........................N/A
    (c)  Changes................................Facts About the Contracts;
                                                Types of Annuity Payment
                                                Options; Premium; Addition,
                                                Deletion, or Substitution
                                                of Investments
    (d)  Inquiries..............................Summary of the Contracts

8.  Annuity Period..............................Types of Annuity Payment Options

9.  Death Benefit...............................Death Proceeds

10.  Purchases and Value
    (a)  Purchases..............................Purchase of a Contract; Premium
                                                Allocation
    (b)  Valuation..............................Variable Annuity Units
    (c)  Daily Calculation......................Variable Annuity Units
    (d)  Underwriter............................Distribution of the Contracts

11.  Redemptions
    (a)  By Owners..............................Types of Annuity Payment
                                                Options - Period Certain Annuity
         By Annuitant...........................N/A
    (b)  Texas OP...............................
    (c)  Check Delay............................Payments Under the Contract
    (d)  Lapse..................................N/A
    (e)  Free Look..............................Summary of the Contracts; Free
                                                Look Privilege

12.  Taxes......................................Tax Considerations

13.  Legal Proceedings..........................Legal Proceedings

14.  Table of Contents for the Statement
     of Additional Information..................Statement of Additional
                                                Information

                                    PART B

    Showing Location of Information in Statement of Additional Information


                                                Caption in Statement of
Form N-4                                        -----------------------
Item No.                                        Additional Information
----------                                      ----------------------

15.  Cover Page.................................Cover Page

16.  Table of Contents..........................Table of Contents

17.  General Information and History............(Prospectus) PFL Life
                                                Insurance Company

18.  Services
    (a)  Fees and Expenses of Registrant.........N/A
    (b)  Management Policies.....................N/A

    (c)  Custodian...............................Custody of Assets
         Independent Auditors....................Independent Auditors
    (d)  Assets of Registrant....................Custody of Assets
    (e)  Affiliated Person.......................N/A
    (f)  Principal Underwriter...................Distribution of the Contracts

19.  Purchase of Securities Being Offered........Distribution of the Contracts
     Offering Sales Load.........................N/A

20.  Underwriters................................Distribution of the Contracts;
                                                 (Prospectus) Distribution of
                                                 the Contracts

21.  Calculation of Performance Data.............Historical Performance Data

22.  Annuity Payments............................(Prospectus) Types of Annuity
                                                 Payment Options

23.  Financial Statements........................Financial Statements

                                    PART C

Information required to be set forth in Part C is set forth under the appropriate item, so numbered, in Part C of the registration statement.

                          PFL IMMEDIATE INCOME BUILDER

                  FIXED AND VARIABLE SINGLE PREMIUM IMMEDIATE

                               ANNUITY CONTRACTS

                                   offered by

                           PFL LIFE INSURANCE COMPANY

            Financial Markets Division--Variable Annuity Department
              4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001
                                 1-800-525-6205

This Prospectus describes a fixed and variable single premium immediate annuity contract (the "Contract") offered by PFL Life Insurance Company ("PFL," "we", "us" or "our"). Under the Contract, we provide annuity payments to the Payee at regular intervals. You choose the frequency of the annuity payments and the first annuity payment date, which must generally be within 30 days of the contract issue date. Annuity payments can be for the annuitant's lifetime, for the lifetime of the annuitant and joint annuitant or for other periods. You may also choose a guaranteed minimum number of years of annuity payments.

You purchase a Contract with a single premium (the "Premium"). You may not pay additional premiums. You may allocate your Premium between fixed and variable annuity payments. If you allocate all or a portion to a variable annuity payment option, you also choose one or more of the thirteen Subaccounts of the PFL Retirement Builder Variable Annuity Account (the "Separate Account"), which invest in the following mutual fund portfolios (the "Portfolios"):

   VARIABLE INSURANCE         VARIABLE INSURANCE         VARIABLE INSURANCE
      PRODUCTS FUND            PRODUCTS FUND II           PRODUCTS FUND III
    VIP Equity-Income        VIP II Asset Manager         VIP III Balanced
       VIP Growth            VIP II Asset Manager:     VIP III Growth & Income
     VIP High Income                Growth                 VIP III Growth
    VIP Money Market           VIP II Contrafund            Opportunities
      VIP Overseas             VIP II Index 500
                            VIP II Investment Grade
                                     Bond
The Variable Insurance Products Fund ("VIP"), Variable Insurance Products Fund II ("VIP II") and the Variable Insurance Products Fund III ("VIP III") (collectively, the "Funds") are managed by Fidelity Management & Research Company ("FMR"). Amounts allocated to the Subaccounts will result in Annuity Payments that vary in amount according to the investment results of the Portfolios you select. Additional Portfolios may be offered in the future.

THIS PROSPECTUS PROVIDES INFORMATION THAT YOU SHOULD KNOW BEFORE PURCHASING A CONTRACT. ADDITIONAL INFORMATION ABOUT THE CONTRACT AND THE SEPARATE ACCOUNT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN A STATEMENT OF
ADDITIONAL INFORMATION DATED    , 1998. THE STATEMENT OF ADDITIONAL INFORMATION
(THE "STATEMENT") IS INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IS AVAILABLE WITHOUT CHARGE BY CALLING PFL AT 1-800-525-6205. THE "TABLE OF CONTENTS" FOR THE STATEMENT APPEARS ON PAGE . THE SEC MAINTAINS A WEBSITE (HTTP://WWW.SEC.GOV) THAT CONTAINS THE STATEMENT, MATERIAL INCORPORATED BY REFERENCE AND OTHER INFORMATION REGARDING THE SEPARATE ACCOUNT.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE VARIABLE INSURANCE PRODUCTS FUND, THE VARIABLE INSURANCE PRODUCTS FUND II AND THE VARIABLE INSURANCE PRODUCTS FUND III. PLEASE READ THE PROSPECTUSES AND KEEP THEM FOR FUTURE REFERENCE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE RELATED STATEMENT (OR ANY SALES LITERATURE APPROVED BY PFL) IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE CONTRACTS ARE NOT AVAILABLE IN ALL STATES AND THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL THEREIN.

                         PROSPECTUS DATE:        , 1998

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
DEFINITIONS................................................................   3
SUMMARY....................................................................   5
EXPENSE TABLE..............................................................   7
PFL, THE SEPARATE ACCOUNT AND THE FUNDS....................................   9
  PFL Life Insurance Company...............................................   9
  The Separate Account.....................................................   9
  The Funds................................................................   9
    Addition, Deletion or Substitution of Investments......................  30
    Resolving Material Conflicts...........................................  31
THE CONTRACTS..............................................................  31
  Purchase of a Contract...................................................  31
  Free Look Privilege......................................................  32
  Allocations of Your Premium to the Separate Account......................  32
  Variable Annuity Units...................................................  32
  Charges Under the Contracts..............................................  33
    Premium Taxes..........................................................  33
    Separate Account Charge................................................  33
    Expenses of the Funds..................................................  33
    Other Taxes............................................................  33
    Surrender Value........................................................  33
  Transfers from Variable Annuity Payments to Fixed Annuity Payments.......  33
  Transfers Among Subaccounts..............................................  34
  Withdrawals and Surrenders...............................................  34
  Annuity Payments.........................................................  34
    Annuity Payment Dates..................................................  34
    Payments Under the Contracts...........................................  35
    Fixed, Variable or Combination Annuity Payments........................  35
    Assumed Investment Return (AIR)........................................  35
  Types of Annuity Payment Options.........................................  36
    Death Proceeds.........................................................  38
FEDERAL TAX CONSIDERATIONS.................................................  39
OTHER INFORMATION..........................................................  44
  Distribution of the Contracts............................................  44
  Voting Rights............................................................  44
  Performance..............................................................  44
  IMSA.....................................................................  45
  Year 2000 Matters........................................................  45
  Legal Proceedings........................................................  46
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION...............  47
APPENDIX--ILLUSTRATIONS OF VALUES..........................................  48

                                  DEFINITIONS

Allocation Date--The date on which a transfer is made from one Subaccount to another.

Annuitant and Secondary Annuitant--The person upon whose life the annuity payments are based. For joint options, annuity payments are based upon the lives of both the Annuitant and Secondary Annuitant. Either the Annuitant or the Secondary Annuitant generally must be no older than 80 years of age on the Contract Issue Date.

Annuity Payments--Payments made by us to the Payee pursuant to the payment option chosen. Payments may be either fixed or variable or a combination of both.

Assumed Investment Return (the "AIR")--The annual effective rate shown in the Contract Specifications Section of the Contract that is used in the calculation of each variable Annuity Payment.

Beneficiary(ies)--The person(s) who may receive death proceeds or guaranteed payments under this Contract when there is no longer a living Annuitant (or last Annuitant for joint options).

Code--The Internal Revenue Code of 1986, as amended.

Contract Issue Date--The date the Contract becomes effective. This will be stated in the Contract. Generally, the date the initial premium is allocated to the Separate Account.

Funds--Variable Insurance Products Fund, Variable Insurance Products Fund II, and Variable Insurance Products Fund III.

Net Investment Factor--A unit of measure used to reflect the change in Variable Annuity Unit values in a Subaccount from one Valuation Period to the next Valuation Period.

Non-Qualified Contract--A Contract other than a Qualified Contract. This type of Contract may be purchased with money from any source.

Owner(s)--"You," "your," and "yours." The person or entity named in the Contract Specifications Section who may, while any Annuitant is living, exercise all rights granted by the Contract. The Annuitant must be the Owner, if the Contract is a Qualified Contract. If there is a Secondary Annuitant, he or she may also be an Owner (except for a Qualified Contract, where only one Owner is permitted). The Secondary Annuitant is never required to be an Owner.

Payee--The person or entity to whom Annuity Payments are paid.

Payment Date--The date an Annuity Payment is paid to the Payee. We may require evidence that any Annuitant and/or Payee is/are alive on the Payment Date.

Qualified Contract--A Contract that qualifies for special tax treatment under the Code.

Separate Account--PFL Retirement Builder Variable Annuity Account.

Subaccount--The investment options or divisions of the Separate Account. Currently, there are thirteen Subaccounts. Each Subaccount invests in a different Portfolio of the Funds. We may make additional Subaccounts available in the future.

Successor Owner--The person named by the Owner to whom ownership of the Contract passes upon the Owner's death. If the Owner is also the Annuitant, the Annuitant's Beneficiary is entitled to the death proceeds of the Contract. If no person is named, the Owner's estate shall be deemed the Successor Owner.

Valuation Day--Each day the New York Stock Exchange is open for trading and any other day when the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued. The determination of the Variable Annuity Unit Value is made at the end of each Valuation Day.

Valuation Period--The period of time beginning at the close of business each Valuation Day and ending at the close of business on the next Valuation Day.

Variable Annuity Unit--Variable Annuity Payments are expressed in terms of Variable Annuity Units, the value of which fluctuates in relation to the selected Subaccounts.

Variable Annuity Payment Calculation Date--The date, no more than seven business days before each Payment Date, when the amount of the variable Annuity Payment is determined. If the New York Stock Exchange is closed on a Variable Annuity Payment Calculation Date, we will determine the amount of annuity income on the next day it is open.

                                    SUMMARY

GENERAL DESCRIPTION

This Prospectus is designed to provide you with sufficient information to decide whether or not to purchase the contract. This summary provides a brief description of some of the more important aspects of the contract.

PURCHASING A CONTRACT

You purchase this contract with a single premium. No additional premium payments will be accepted. The minimum premium is $25,000, although smaller amounts may be accepted with our approval. Generally, you have a ten-day free look period after the contract is issued. During this time you may cancel the contract and we will return the premium plus any investment gain or loss of the Portfolios underlying the Subaccounts. The free look period and amount refunded may vary from state to state. After the free look period, the contract may not be surrendered (for any amount) unless a Certain Only or Life with Emergency Cash SM payment option is selected. See page 25 for more information.

ALLOCATION OF PREMIUM

You must allocate your premium between fixed and variable Annuity Payments. The amount of your premium allocated to variable Annuity Payments must additionally be allocated to the various Subaccounts. There are currently 13 Subaccounts to choose from, all managed by Fidelity Management & Research Company.

ANNUITY PAYMENTS

Annuity Payments may be either fixed, variable or a combination of fixed and variable. We guarantee the amount of fixed Annuity Payments, we do not guarantee the amount of variable Annuity Payments. Variable Annuity Payments are determined by the investment performance of the Subaccounts you select. Annuity Payments may be scheduled for either monthly or quarterly payments. Semiannual and annual payments are available only with our approval. Annuity payments may be partly or fully taxable as ordinary income. See page 28.

TRANSFERS

You may transfer amounts within the various Subaccounts. We may charge a fee for excessive transfers (we currently do not charge for transfers). You may also transfer amounts from variable Annuity Payments to fixed Annuity Payments at any time. The payment option for the fixed Annuity Payments will be a continuation of the payment option currently applicable to variable Annuity Payments. Transfers from fixed Annuity Payments to variable Annuity Payments are not permitted. See page 27.

WITHDRAWALS AND SURRENDERS

You may also withdraw or surrender all or a portion of a contract if either the Certain Only or Life with Emergency Cash SM Annuity Payment option is selected. No other payment option allows withdrawals. If you elect a Certain Only payment option the withdrawals must be at least 25% of the present value of the remaining payments. If you select the Life with Emergency Cash SM payment option, we will provide you with a Life with Emergency CashSM Benefit Schedule that will allow you to determine how much is available to withdraw or surrender. Withdrawals and surrenders may have adverse tax consequences. You should consult with your tax advisor before requesting a withdrawal or surrender. See page 28.

DEATH BENEFITS

Certain Annuity Payment options provide a death benefit in the event the annuitant(s) die(s) after Annuity Payments begin or if the owner or annuitant(s) die before Annuity Payments begin. A complete description of the payment options begins on page 30. See page 32 for a complete description of the death benefit.

PORTFOLIO EXPENSES AND FEES

Each Portfolio has investment management and other fees charged directly to it. In 1997, these ranged from 0.28% to 0.92% annually of average daily net assets.

SEPARATE ACCOUNT CHARGE

If you allocate $50,000 or more to variable Annuity Payments the Separate Account Charge is 1.15% annually of average daily net assets; if you allocate less than $50,000 to variable Annuity Payments the Separate Account Charge is 1.35%. This charge will not increase and does not apply to fixed Annuity Payments.

PREMIUM TAX

In some states, a charge for applicable premium taxes ranging from 0-3.5% is deducted from the premium when paid. See page 27.

                                   *   *   *

This summary only provides a brief overview of the more significant aspects of the Contracts. You will find more detailed information in the rest of this Prospectus, the Statement and in the Contract. Please keep the Contract and its riders or endorsements, if any, together with the attached application. Together they are the entire agreement between you and PFL.

                                 EXPENSE TABLE

This information is intended to help you understand the various costs and expenses that a Contract will bear directly or indirectly. The expense table assumes that your entire Premium is allocated to the Separate Account; therefore, it reflects expenses of the Separate Account as well as the underlying Portfolios. The tables below do not reflect any deductions for taxes. Any applicable premium taxes are deducted from the premium on the Contract Issue Date. See "Charges Under the Contracts" on page 27 of this Prospectus for additional information.


                                 EXPENSE TABLE

 CONTRACT OWNER TRANSACTION EXPENSES
-------------------------------------

Sales Load charged to premium... None
Annual Contract Administration
 Charge......................... None
Transfer Fee (for first six
 transfers in any Contract
 year).......................... None
Surrender Charge................ None

   There is no surrender charge with
    respect to variable annuity
    payments under the Contract. For an
    explanation of the surrender value,
    see "Withdrawals and Surrenders" on
    page 28.

  SEPARATE ACCOUNT ANNUAL EXPENSES
------------------------------------

Separate Account Charge:
Mortality and Expense Risk
 Charge........................  1.20%
(This charge is 1.00% if
 allocation to Variable Annuity
 Payments is $50,000.00 or
 more)
Administration Charge..........  0.15%
                                 ----
Total..........................  1.35%

------------------------------------------------------------------------------
                         PORTFOLIO ANNUAL EXPENSES(/2/)

 (as a percentage of average net assets and after expense reimbursements)

------------------------------------------------------------------------------

                                                                        TOTAL
                                                                      PORTFOLIO
                                                 MANAGEMENT  OTHER     ANNUAL
                                                    FEES    EXPENSES  EXPENSES
--------------------------------------------------------------------------------
  VIP Equity Income.............................    0.50%     0.08%   0.58%(/3/)
  VIP Growth....................................    0.60%     0.09%   0.69%(/3/)
  VIP High Income...............................    0.59%     0.12%   0.71%(/3/)
  VIP Money Market..............................    0.21%     0.10%   0.31%
  VIP Overseas..................................    0.75%     0.17%   0.92%(/3/)
  VIP II Asset Manager..........................    0.55%     0.10%   0.65%(/3/)
  VIP II Asset Manager: Growth..................    0.60%     0.17%   0.77%(/3/)
  VIP II Contrafund.............................    0.60%     0.11%   0.71%(/3/)
  VIP II Index 500..............................    0.24%     0.04%   0.28%(/4/)
  VIP II Investment Grade Bond..................    0.44%     0.14%   0.58%
  VIP III Balanced..............................    0.45%     0.16%   0.61%(/3/)
  VIP III Growth & Income.......................    0.49%     0.21%   0.70%
  VIP III Growth Opportunities..................    0.60%     0.14%   0.74%(/3/)

(/1/)There is currently no charge for any transfers, although PFL reserves the right to charge $15 for transfers in excess of six per year.
(/2/)The fee table information relating to the Portfolios is for 1997 and was provided to PFL by FMR, and PFL has not independently verified such information.

(/3/)A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, certain funds have entered into arrangements with their custodian whereby credits realized, as a result of uninvested cash balances, were used to reduce custodian expenses. Including these reductions, the total annual expenses for 1997 presented in the table would have been as follows:
        0.57% for VIP Equity-Income Portfolio
        0.67% for VIP Growth Portfolio
        0.71% for VIP High Income Portfolio
        0.90% for VIP Overseas Portfolio
        0.64% for VIP II Asset Manager Portfolio
        0.76% for VIP II Asset Manager: Growth Portfolio
        0.68% for VIP II Contrafund Portfolio
        0.60% for VIP III Balanced Portfolio
        0.73% for VIP III Growth Opportunities Portfolio

(/4/)FMR agreed to reimburse a portion of VIP II Index 500 Portfolio's expenses during 1997. Without this reimbursement, the Portfolio's management fee, other expenses and total annual expenses would have been 0.27%, 0.13% and 0.40%, respectively.
The effects of the fees and charges shown above are reflected in the illustrations of Annuity Payments contained in the Appendix at the end of this Prospectus. The illustrations are intended to assist you in assessing the effects of these fees and charges, and the effect of investment performance on the amount of your Annuity Payments.

EXAMPLES

The following examples indicate the expenses you would pay in various situations, based on actual Portfolio expenses for 1997, and the following assumptions: (a) a $1,000 investment (and, therefore, a 1.35% Separate Account Charge); (b) a 5.0% annual return on assets; (c) monthly payments; (d) a 5.5% Assumed Investment Return; (e) there are no Premium taxes; (f) there are no transfers; and (g) the entire Premium is allocated to a single Subaccount. (Any different assumption(s) would result in different expenses.)

1. If a Life Only Annuity Payment option for a 65 year old male is selected with no Life with Emergency Cash(SM) rider, and, therefore, the Contract cannot be surrendered:

                                                                    1      3
                            SUBACCOUNT                             YEAR  YEARS
-------------------------------------------------------------------------------
  VIP Equity-Income.............................................. $19.00 $53.00
  VIP Growth..................................................... $20.00 $56.00
  VIP High Income................................................ $20.00 $56.00
  VIP Money Market............................................... $16.00 $46.00
  VIP Overseas................................................... $22.00 $62.00
  VIP II Asset Manager........................................... $19.00 $55.00
  VIP II Asset Manager: Growth................................... $20.00 $58.00
  VIP II Contrafund.............................................. $20.00 $56.00
  VIP II Index 500............................................... $16.00 $45.00
  VIP II Investment Grade Bond................................... $19.00 $53.00
  VIP III Balanced............................................... $19.00 $54.00
  VIP III Growth & Income........................................ $20.00 $56.00
  VIP III Growth Opportunities................................... $20.00 $57.00



2. If a 20 year Period Certain Annuity Payment option is selected and the Contract is not surrendered:


                                                                    1      3
                            SUBACCOUNT                             YEAR  YEARS
-------------------------------------------------------------------------------
  VIP Equity-Income.............................................. $19.00 $53.00
  VIP Growth..................................................... $20.00 $56.00
  VIP High Income................................................ $20.00 $57.00
  VIP Money Market............................................... $16.00 $46.00
  VIP Overseas................................................... $22.00 $62.00
  VIP II Asset Manager........................................... $19.00 $55.00
  VIP II Asset Manager: Growth................................... $20.00 $58.00
  VIP II Contrafund.............................................. $20.00 $57.00
  VIP II Index 500............................................... $16.00 $45.00
  VIP II Investment Grade Bond................................... $19.00 $53.00
  VIP III Balanced............................................... $19.00 $54.00
  VIP III Growth & Income........................................ $20.00 $56.00
  VIP III Growth Opportunities................................... $20.00 $57.00

3. If a Life Only Annuity Payment option for a 65 year old male is selected with a Life with Emergency Cash(SM) Rider, and the Contract is surrendered:

                                                                    1      3
                            SUBACCOUNT                             YEAR  YEARS
-------------------------------------------------------------------------------
  VIP Equity-Income.............................................. $18.00 $52.00
  VIP Growth..................................................... $20.00 $55.00
  VIP High Income................................................ $20.00 $56.00
  VIP Money Market............................................... $16.00 $45.00
  VIP Overseas................................................... $22.00 $61.00
  VIP II Asset Manager........................................... $19.00 $54.00
  VIP II Asset Manager: Growth................................... $20.00 $57.00
  VIP II Contrafund.............................................. $20.00 $56.00
  VIP II Index 500............................................... $16.00 $45.00
  VIP II Investment Grade Bond................................... $18.00 $52.00
  VIP III Balanced............................................... $19.00 $53.00
  VIP III Growth & Income........................................ $20.00 $56.00
  VIP III Growth Opportunities................................... $20.00 $57.00


These examples should not be considered representations of past or future performance or expenses. The actual expenses paid or performance achieved may be greater or less than those shown or assumed above.

                 PFL, THE SEPARATE ACCOUNT, AND THE FUNDS

PFL LIFE INSURANCE COMPANY

PFL Life Insurance Company ("PFL"), 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001, is a stock life insurance company. It was incorporated under the name NN Investors Life Insurance Company, Inc. under the laws of the State of Iowa on April 19, 1961. It is principally engaged in the sale of life insurance and annuity policies, and is licensed in the District of Columbia, Guam, and in all states except New York. As of December 31, 1997, PFL had assets of approximately $8.7 billion. PFL is a wholly-owned indirect subsidiary of AEGON USA, Inc. which conducts substantially all of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA, Inc., is indirectly owned by AEGON n.v. of the Netherlands, the securities of which are publicly traded. AEGON n.v., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business.

THE SEPARATE ACCOUNT

The Separate Account is registered with the SEC under the Investment Company Act of 1940 (1940 Act) as a unit investment trust and meets the definition of a separate account under federal securities laws. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or PFL.

The Separate Account was established as a separate investment account of PFL under the laws of the State of Iowa on March 29, 1996. If a portion of the Premium is allocated to the Separate Account, the Separate Account will invest that portion of the Premium in shares of the Funds managed by FMR.

The Separate Account currently has thirteen Subaccounts that are available under the Contract. Additional Subaccounts may be established in the future at the discretion of PFL. Each Subaccount invests exclusively in shares of one of the Portfolios of the underlying Funds. Shares of the Funds are valued at net asset value. Any dividends or capital gains distributions of a Portfolio of the Funds are reinvested in shares of that Portfolio. Under Iowa law, the assets of the Separate Account are owned by PFL; however, they are held separately from the other assets of PFL. To the extent that these assets are attributable to the reserves and other Contract liabilities of the Separate Account, these assets are not chargeable with liabilities incurred in any other business operation of PFL. Income, gains, and losses incurred on the assets in the Separate Account, whether or not realized, are credited to or charged to the Separate Account without regard to other income, gains or losses of any other Account or Subaccount of PFL. Therefore, the investment performance of the Subaccounts should be entirely independent of the investment performance of PFL's general account assets or any other account or Subaccount maintained by PFL.

THE FUNDS

The available Subaccounts of the Separate Account currently invest exclusively in shares of the underlying Funds. The underlying Funds are diversified, open-end management investment companies organized by FMR. They are the type of investment company commonly known as a series mutual fund.

Certain information concerning the Funds is set forth below. More detailed information may be found in the Funds' current prospectuses, which accompany or precede this Prospectus, and the Funds' current Statements of Additional Information. The following description is qualified in its entirety by reference to each underlying Fund's prospectus and Statement of Additional Information.

FMR provides investment advice and administrative services to the underlying Funds pursuant to an agreement under which each Portfolio pays FMR a monthly fee. The thirteen Portfolios offered by the Funds provide a range of investment alternatives that vary according to the different investment objectives described in the Funds' prospectuses and summarized below. The assets of each Portfolio are separate from the others, and each Portfolio has separate investment objectives and policies. As a result, each Portfolio operates as a separate investment fund, and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. Each of the Portfolios may not be available for investment in every state.

The following is a description of each Portfolio and a graph showing how your Annuity Payments can fluctuate based on past investment performance (net of all charges) of the Portfolios through December 31, 1997. The information presented is for periods prior to the inception date of the Subaccounts. PFL did not sell the Contracts prior to the date of this Prospectus, and , therefore, the graphs illustrate what Annuity Payments might have been under a Contract had one existed during the years shown.

The graphs are based on the adjusted historical performance of the Portfolios, which means that the 1.35% Separate Account Charge and the actual expenses of each Portfolio for the year ended December 31, 1997, are reflected in the graph for each Portfolio. The graphs do not reflect any premium tax charge.

Each graph shows the effect that the Portfolio's investment performance would have had on the value of an annuity unit and, thus, the value of an Annuity Payment if a Contract with an AIR of 5.5%, providing an initial monthly Annuity Payment of $500.00, was purchased on the date the Portfolio commenced operations. Each graph assumes that the entire premium of the hypothetical Contract was allocated to the Subaccount being illustrated. Annuity Payments increase for a given month if the performance of the Portfolio underlying the Subaccounts, net of all charges, for that month is higher than the AIR, and decreases for a given month if the performance of the Portfolio underlying the Subaccounts, net of all charges, for that month is lower than the AIR. The Premium necessary for an initial monthly Annuity Payment of $500.00 will vary depending on the age and sex of the Annuitant (and Secondary Annuitant, if any), the Annuity Payment option and the first Annuity Payment Date. For example, suppose that a 65 year old male who lives in a state that does not charge a premium tax wishes to purchase $500.00 of an initial monthly variable Annuity Payment beginning on the Contract Issue Date with a life only payment option. If there is no Secondary Annuitant, no guarantee period and he chooses a 5.5% AIR, the Premium needed would be $71,301.00. If the purchaser were female, the Premium necessary would be $77,903.00. This is because females have a longer life expectancy than males.

All of the graphs take into account the 1.35% Separate Account Charge and the actual expenses of the Portfolio.

THE MONTHLY PAYMENTS DEPICTED IN THE GRAPHS ARE NOT BASED ON ACTUAL CONTRACTS. THEY ARE BASED ON ADJUSTED HISTORICAL PERFORMANCE RESULTS OF THE PORTFOLIOS AND ARE NOT PROJECTIONS OR INDICATIONS OF FUTURE RESULTS. PFL DOES NOT GUARANTEE AND DOES NOT SUGGEST THAT ANY SUBACCOUNT OR CONTRACT ISSUED BY PFL WILL GENERATE THESE OR SIMILAR AVERAGE MONTHLY PAYMENTS FOR ANY PERIOD OF TIME. THE GRAPHS ARE FOR ILLUSTRATION PURPOSES ONLY AND DO NOT REPRESENT FUTURE VARIABLE ANNUITY PAYMENTS OR FUTURE INVESTMENT RETURNS. Variable Annuity Payments under a real Contract may be more or less than those forming the basis for the monthly payments shown in these graphs, if the actual returns of the Portfolios selected by you are different from the adjusted historical returns of the Portfolios. It is very likely that a Portfolio's investment performance will fluctuate over time; therefore, you can expect that your variable Annuity Payments will fluctuate. The total amount of variable Annuity Payments ultimately received will depend upon the Annuity Payment option selected by you. See "Types of Annuity Payment Options" on page 30.

                                   *   *   *

VIP Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities the Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index. The Portfolio may be appropriate for investors who are willing to ride out stock market fluctuations in pursuit of potentially high long-term returns. The Portfolio is designed for those who want some income from equity and bond investments, but also want to be invested in the stock market for its long-term growth potential. The graph below is based on a 5.5% AIR and an initial monthly Annuity Payment of $500.00.

                            [EQUITY INCOME GRAPH]

The fund inception date is October 1986. Payments are determined at each month end.


                            MONTHLY PAYMENT AMOUNTS AT END OF YEAR
    ----------------------------------------------------------------------------------
         1982                     N/A                    1991                    $560
         1983                     N/A                    1992                    $612
         1984                     N/A                    1993                    $677
         1985                     N/A                    1994                    $678
         1986                    $494                    1995                    $856
         1987                    $455                    1996                    $915
         1988                    $523                    1997                   $1,096
         1989                    $575
         1990                    $455

ADJUSTED HISTORICAL ANNUAL TOTAL RETURN*   ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURN*
                                                      (PERIODS ENDED 3/31/98)
----------------------------------------   -------------------------------------------------
         1997                    26.41 %                1 Year                  38.86%
         1996                    12.75 %                5 Years                 19.14%
         1995                    33.31 %               10 Years                 15.24%
         1994                     5.64 %            Since Inception             13.85%
         1993                    16.63 %
         1992                    15.41 %
         1991                    29.71 %
         1990                   (16.43)%
         1989                    15.78 %
         1988                    21.34 %
         1987                    (2.76)%


* The Subaccount had not began operations as of the date of this Prospectus. Historical returns for periods prior to that date are total returns for the VIP Equity Income Portfolio, adjusted to reflect the 1.35% Separate Account Charge.

VIP Growth Portfolio seeks to achieve capital appreciation normally through the purchase of common stocks (although the Portfolio's investments are not restricted to any one type of security). Capital appreciation may also be found in other types of securities, including bonds and preferred stocks. The Portfolio may be appropriate for investors who are willing to ride out stock market fluctuations in pursuit of potentially high long-term returns. The Portfolio is designed for those who want to pursue growth wherever it may arise, and who understand that this strategy often leads to investments in small, less well-known companies. The Portfolio invests for growth and does not pursue an income strategy. The graph below is based on a 5.5% AIR and an initial monthly Annuity Payment of $500.00.

                           [GROWTH PORTFOLIO GRAPH]

The fund inception date is October 1986. Payments are determined at each month end.


                            MONTHLY PAYMENT AMOUNTS AT END OF YEAR
    ----------------------------------------------------------------------------------
         1982                     N/A                    1991                    $715
         1983                     N/A                    1992                    $731
         1984                     N/A                    1993                    $816
         1985                     N/A                    1994                    $763
         1986                    $494                    1995                    $966
         1987                    $478                    1996                   $1,036
         1988                    $518                    1997                   $1,197
         1989                    $637
         1990                    $525




   ADJUSTED HISTORICAL ANNUAL TOTAL RETURN*     ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURN*
                                                            (PERIODS ENDED 3/31/98)
-------------------------------------------     ------------------------------------------------

         1997                    21.84%                  1 Year                   40.87%
         1996                    13.17%                 5 Years                   18.37%
         1995                    33.57%                 10 Years                  15.97%
         1994                    -1.36%             Since Inception               14.87%
         1993                    17.78%
         1992                     7.86%
         1991                    43.59%
         1990                   -12.93%
         1989                    29.66%
         1988                   -14.25%
         1987                     2.18%


* The Subaccount had not began operations as of the date of this Prospectus. Historical returns for periods prior to that date are total returns for the VIP Growth Portfolio, adjusted to reflect the 1.35% Separate Account Charge.

VIP High Income Portfolio seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities. In choosing these securities growth of capital will also be considered. A fund's level of risk and potential reward depend on the quality and maturity of its investments. The Portfolio is for long-term, aggressive investors who understand the potential risks and rewards of investing in lower-quality debt, including defaulted securities. Investors must be willing to accept the Portfolio's greater price movements and credit risks. The graph below is based on a 5.5% AIR and an initial monthly Annuity Payment of $500.00.

                         [HIGH INCOME PORTFOLIO GRAPH]


The fund inception date is September 1985. Payments are determined at each month end.


                            MONTHLY PAYMENT AMOUNTS AT END OF YEAR
    ---------------------------------------------------------------------------------
         1982                     N/A                    1991                    $587
         1983                     N/A                    1992                    $676
         1984                     N/A                    1993                    $761
         1985                    $521                    1994                    $701
         1986                    $574                    1995                    $791
         1987                    $543                    1996                    $843
         1988                    $568                    1997                    $928
         1989                    $508
         1990                    $464

   ADJUSTED HISTORICAL ANNUAL TOTAL RETURN*    ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURN*
                                                           (PERIODS ENDED 3/31/98)
-------------------------------------------    ------------------------------------------------

         1997                    16.10 %                 1 Year                   22.17%
         1996                    12.50 %                5 Years                   12.05%
         1995                    19.00 %                10 Years                  11.26%
         1994                    (2.86)%            Since Inception               11.13%
         1993                    18.91 %
         1992                    21.41 %
         1991                    33.48 %
         1990                    (3.71)%
         1989                    (5.56)%
         1988                    10.29 %
         1987                    (0.13)%
                                 16.12 %

* The Subaccount had not began operations as of the date of this Prospectus. Historical returns for periods prior to that date are total returns for the VIP High Income Portfolio, adjusted to reflect the 1.35% Separate Account Charge.

VIP Money Market Portfolio seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. It invests only in high-quality money market instruments. The Portfolio may be appropriate for investors who would like to earn income at current money market rates while preserving the value of their investment. The Portfolio is managed to keep its share price stable at $1.00. The rate of income will vary from day to day, generally reflecting short-term interest rates. The graph below is based on a 5.5% AIR and an initial monthly Annuity Payment of $500.00.

                        [MONEY MARKET PORTFOLIO GRAPH]

The fund inception date is March 1982. Payments are determined at each month end.


                            MONTHLY PAYMENT AMOUNTS AT END OF YEAR
    ---------------------------------------------------------------------------------
         1982                    $519                    1991                    $566
         1983                    $530                    1992                    $550
         1984                    $548                    1993                    $531
         1985                    $554                    1994                    $518
         1986                    $553                    1995                    $512
         1987                    $550                    1996                    $505
         1988                    $553                    1997                    $498
         1989                    $564
         1990                    $570


   ADJUSTED HISTORICAL ANNUAL TOTAL RETURN*   ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURN*
                                                          (PERIODS ENDED 3/31/98)
-------------------------------------------   ------------------------------------------------

         1997                    4.08%                   1 Year                    4.14%
         1996                    4.00%                  5 Years                    3.56%
         1995                    4.47%                  10 Years                   4.43%
         1994                    2.87%              Since Inception                5.46%
         1993                    1.86%
         1992                    2.51%
         1991                    4.69%
         1990                    6.62%
         1989                    7.72%
         1988                    5.95%
         1987                    5.03%
         1986                    5.28%
         1985                    6.67%
         1984                    8.89%
         1983                    7.69%

* The Subaccount had not began operations as of the date of this Prospectus. Historical returns for periods prior to that date are total returns for the VIP Money Market Portfolio, adjusted to reflect the 1.35% Separate Account Charge.

VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States. The Portfolio may be appropriate for investors who want to pursue their investment goals in markets outside of the United States. By including international investments in your portfolio, you can achieve additional diversification and participate in growth opportunities around the world. However, it is important to note that investments in foreign securities involve risks in addition to those of U.S. investments. In addition to general risks, international investing involves different or increased risks. The performance of international funds depends upon currency values, the political and regulatory environment, and overall economic factors in the countries in which the fund invests. The graph below is based on a 5.5% AIR and an initial monthly Annuity Payment of $500.00.


                          [OVERSEAS PORTFOLIO GRAPH]

The fund inception date is January 1987. Payments are determined at each month end.


                            MONTHLY PAYMENT AMOUNTS AT END OF YEAR
    ---------------------------------------------------------------------------------
         1982                     N/A                    1991                    $493
         1983                     N/A                    1992                    $412
         1984                     N/A                    1993                    $529
         1985                     N/A                    1994                    $503
         1986                    $500                    1995                    $516
         1987                    $444                    1996                    $546
         1988                    $449                    1997                    $570
         1989                    $531
         1990                    $488

   ADJUSTED HISTORICAL ANNUAL TOTAL RETURN*   ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURN*
                                                        (PERIODS ENDED 3/31/98)
----------------------------------------------------------------------------------------------

         1997                    10.07 %                 1 Year                   21.58%
         1996                    11.70 %                5 Years                   12.97%
         1995                     8.22 %                10 Years                   9.20%
         1994                     0.37 %            Since Inception                7.85%
         1993                    35.42 %
         1992                   (11.92)%
         1991                     6.72 %
         1990                    (3.06)%
         1989                    24.61 %
         1988                     6.68 %
         1987                     N/A

* The Subaccount had not began operations as of the date of this Prospectus. Historical returns for periods prior to that date are total returns for the VIP Overseas Portfolio, adjusted to reflect the 1.35% Separate Account Charge.

VIP II Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term, fixed income instruments. The Portfolio may be appropriate for investors who want to diversify among domestic and foreign stocks, bonds, short-term instruments and other types of securities, the fund spreads its assets among all three asset classes moderating both its risk and return potential. Because the Portfolio owns different types of investments, the performance is affected by a variety of factors. The value of the fund's investments and the income generated will vary from day to day, and generally reflect interest rates, market conditions, and other company, political and economic news. Performance also depends on FMR's skills in allocating assets. The graph below is based on a 5.5% AIR and an initial monthly Annuity Payment of $500.00.

                        [ASSET MANAGER PORTFOLIO GRAPH]

The fund inception date is May 1990. Payments are determined at each month end.

                            MONTHLY PAYMENT AMOUNTS AT END OF YEAR
    ---------------------------------------------------------------------------------
         1982                     N/A                    1991                    $576
         1983                     N/A                    1992                    $603
         1984                     N/A                    1993                    $682
         1985                     N/A                    1994                    $599
         1986                     N/A                    1995                    $656
         1987                     N/A                    1996                    $703
         1988                     N/A                    1997                    $793
         1989                     N/A
         1990                    $503


   ADJUSTED HISTORICAL ANNUAL TOTAL RETURN*    ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURN*
                                                           (PERIODS ENDED 3/31/98)
-----------------------------------------------------------------------------------------------

         1997                    19.05 %                 1 Year                   28.51%
         1996                    13.07 %                5 Years                   11.94%
         1995                    15.40 %                10 Years                   N/A
         1994                    (7.35)%            Since Inception               12.74%
         1993                    19.44 %
         1992                    10.38 %
         1991                    20.93 %
         1990                     N/A
         1989                     N/A
         1988                     N/A
         1987                     N/A

* The Subaccount had not began operations as of the date of this Prospectus. Historical returns for periods prior to that date are total returns for the VIP II Asset Manager Portfolio, adjusted to reflect the 1.35% Separate Account Charge.

VIP II Asset Manager: Growth Portfolio seeks to maximize total return by allocating its assets among a mix of domestic and foreign stocks, bonds and short-term fixed income instruments. The Portfolio may be appropriate for investors who want to diversify among domestic and foreign stocks, bonds, short-term instruments and other types of securities, in one fund. The Portfolio, while spreading its assets among all three asset classes, uses a more aggressive approach by focusing on stocks for a higher potential return. Because the Portfolio owns different types of investments, their performance is affected by a variety of factors. The value of the Portfolio's investments and the income generated will vary from day to day, and generally reflect interest rates, market conditions, and other company, political and economic news. Performance also depends on FMR's skills in allocating assets. The graph below is based on a 5.5% AIR and an initial monthly Annuity Payment of $500.00.

                    [ASSET MANAGER GROWTH PORTFOLIO GRAPH]

The fund inception date is January 1995. Payments are determined at each month end.


                            MONTHLY PAYMENT AMOUNTS AT END OF YEAR
    ---------------------------------------------------------------------------------
         1982                     N/A                    1991                     N/A
         1983                     N/A                    1992                     N/A
         1984                     N/A                    1993                     N/A
         1985                     N/A                    1994                     N/A
         1986                     N/A                    1995                    $577
         1987                     N/A                    1996                    $647
         1988                     N/A                    1997                    $757
         1989                     N/A
         1990                     N/A

      ADJUSTED HISTORICAL ANNUAL TOTAL RETURN*  ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURN*
                                                            (PERIODS ENDED 3/31/98)
------------------------------------------------------------------------------------------------

      1997                       23.41%                    1 Year                  35.40%
      1996                       18.33%                   5 Years                    N/A
      1995                         N/A                    10 Years                   N/A
      1994                         N/A                Since Inception              22.87%
      1993                         N/A
      1992                         N/A
      1991                         N/A
      1990                         N/A
      1989                         N/A
      1988                         N/A
      1987                         N/A

* The Subaccount had not began operations as of the date of this Prospectus. Historical returns for periods prior to that date are total returns for the VIP II Asset Manager: Growth Portfolio, adjusted to reflect the 1.35% Separate Account Charge.

VIP II Contrafund Portfolio seeks capital appreciation by investing primarily in equity securities of companies that are considered to be undervalued or out-of-favor by the Fund's advisor. The Portfolio may be appropriate for investors who are willing to ride out stock market fluctuations in pursuit of potentially high long-term returns. The Portfolio is designed for those who are looking for an investment approach that follows a contrarian philosophy. The graph below is based on a 5.5% AIR and an initial monthly Annuity Payment of $500.00.

                         [CONTRAFUND PORTFOLIO GRAPH]

The fund inception date is January 1995. Payments are determined at each month end.


                            MONTHLY PAYMENT AMOUNTS AT END OF YEAR
    ---------------------------------------------------------------------------------
         1982                     N/A                    1991                     N/A
         1983                     N/A                    1992                     N/A
         1984                     N/A                    1993                     N/A
         1985                     N/A                    1994                     N/A
         1986                     N/A                    1995                    $655
         1987                     N/A                    1996                    $743
         1988                     N/A                    1997                    $863
         1989                     N/A
         1990                     N/A


   ADJUSTED HISTORICAL ANNUAL TOTAL RETURN*      ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURN *
                                                              (PERIODS ENDED 3/31/98)
--------------------------------------------------------------------------------------------------

         1997                   22.49%                   1 Year                    39.95%
         1996                   19.68%                   5 Years                     N/A
         1995                     N/A                   10 Years                     N/A
         1994                     N/A                Since Inception               28.80%
         1993                     N/A
         1992                     N/A
         1991                     N/A
         1990                     N/A
         1989                     N/A
         1988                     N/A
         1987                     N/A

* The Subaccount had not began operations as of the date of this Prospectus. Historical returns for periods prior to that date are total returns for the VIP II Contrafund Portfolio, adjusted to reflect the 1.35% Separate Account Charge.

VIP II Index 500 Portfolio seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) of common stocks publicly traded in the United States. In seeking this objective, the Portfolio attempts to duplicate the composition and total return of the Standard & Poor's Composite Stock Price Index. The Portfolio may be appropriate for investors who are willing to ride out stock market fluctuations in pursuit of potentially high long-term returns. The Portfolio is designed for those who want to pursue growth of capital and current income through a portfolio of securities that broadly represents the U.S. stock market, as measured by the S&P 500. The Portfolio seeks to keep expenses low as it attempts to match the return of the S&P 500. Because the Portfolio seeks to track, rather than beat, the performance of the S&P 500, it is not managed in the same manner as other mutual funds. The graph below is based on a 5.5% AIR and an initial monthly Annuity Payment of $500.00.

                          [INDEX 500 PORTFOLIO GRAPH]


The fund inception date is August 1992. Payments are determined at each month end.


                            MONTHLY PAYMENT AMOUNTS AT END OF YEAR
    ---------------------------------------------------------------------------------
         1982                     N/A                    1991                     N/A
         1983                     N/A                    1992                    $516
         1984                     N/A                    1993                    $530
         1985                     N/A                    1994                    $501
         1986                     N/A                    1995                    $642
         1987                     N/A                    1996                    $737
         1988                     N/A                    1997                    $915
         1989                     N/A
         1990                     N/A

   ADJUSTED HISTORICAL ANNUAL TOTAL RETURN*    ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURN*
                                                            (PERIODS ENDED 3/31/98)
-----------------------------------------------------------------------------------------------

         1997                    30.94 %                 1 Year                   45.39%
         1996                    21.18 %                5 Years                   20.37%
         1995                    35.36 %                10 Years                   N/A
         1994                    (0.32)%            Since Inception               19.94%
         1993                     8.27 %
         1992                     N/A
         1991                     N/A
         1990                     N/A
         1989                     N/A
         1988                     N/A
         1987                     N/A

* The Subaccount had not began operations as of the date of this Prospectus. Historical returns for periods prior to that date are total returns for the VIP II Index 500 Portfolio, adjusted to reflect the 1.35% Separate Account Charge.

VIP II Investment Grade Bond Portfolio seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad range of investment-grade fixed-income securities. The Portfolio may be appropriate for investors who want high current income from a portfolio of investment-grade debt securities. A fund's level of risk and potential reward depend on the quality and maturity of its investments. With its focus on medium-to-high-quality investments, the Portfolio has a moderate risk level and yield potential. The graph below is based on a 5.5% AIR and an initial monthly Annuity Payment of $500.00.


                    [INVESTMENT GRADE BOND PORTFOLIO GRAPH]

The fund inception date is June 1989. Payments are determined at each month end.


                            MONTHLY PAYMENT AMOUNTS AT END OF YEAR
    ---------------------------------------------------------------------------------
         1982                     N/A                    1991                    $554
         1983                     N/A                    1992                    $552
         1984                     N/A                    1993                    $573
         1985                     N/A                    1994                    $516
         1986                     N/A                    1995                    $566
         1987                     N/A                    1996                    $546
         1988                     N/A                    1997                    $557
         1989                    $512
         1990                    $508


   ADJUSTED HISTORICAL ANNUAL TOTAL RETURN*    ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURN*
                                                            (PERIODS ENDED 3/31/98)
-----------------------------------------------------------------------------------------------

         1997                     7.61 %                 1 Year                   10.08%
         1996                     1.80 %                5 Years                    5.14%
         1995                    15.76 %                10 Years                   N/A
         1994                    (5.04)%            Since Inception                6.80%
         1993                     9.48 %
         1992                     5.23 %
         1991                    14.94 %
         1990                     4.71 %
         1989                     N/A
         1988                     N/A
         1987                     N/A

* The Subaccount had not began operations as of the date of this Prospectus. Historical returns for periods prior to that date are total returns for the VIP II Investment Grade Bond Portfolio, adjusted to reflect the 1.35% Separate Account Charge.

VIP III Balanced Portfolio seeks both income and growth of capital by investing in a broad selection of stocks, bonds, and convertible into common stocks. When FMR's outlook is neutral, it will invest approximately 60% of the Portfolio's assets in equity securities and will always invest at least 24% of the Portfolio's assets in fixed income securities. The value of the Portfolio's investments and, as applicable, the income they generate will vary from day to day, and generally reflect changes in market conditions, interest rates, and other company, political, or economic news. In the short-term, stock prices can fluctuate dramatically in response to these factors. The graph below is based on a 5.5% AIR and an initial monthly Annuity Payment of $500.00.

                          [BALANCED PORTFOLIO GRAPH]

The fund inception date is May 1997. Payments are determined at each month end.

                            MONTHLY PAYMENT AMOUNTS AT END OF YEAR
    ---------------------------------------------------------------------------------
         1982                     N/A                    1991                     N/A
         1983                     N/A                    1992                     N/A
         1984                     N/A                    1993                     N/A
         1985                     N/A                    1994                     N/A
         1986                     N/A                    1995                     N/A
         1987                     N/A                    1996                     N/A
         1988                     N/A                    1997                    $553
         1989                     N/A
         1990                     N/A

  ADJUSTED HISTORICAL ANNUAL TOTAL RETURN*     ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURN*
                                                          (PERIODS ENDED 3/31/98)
------------------------------------------   --------------------------------------------------

   1997                  N/A                       1 Year
   1996                  N/A                       5 Years                   N/A
   1995                  N/A                      10 Years                   N/A
   1994                  N/A                   Since Inception              24.28%
   1993                  N/A
   1992                  N/A
   1991                  N/A
   1990                  N/A
   1989                  N/A
   1988                  N/A
   1987                  N/A

* The Subaccount had not began operations as of the date of this Prospectus. Historical returns for periods prior to that date are total returns for the VIP III Balanced Portfolio, adjusted to reflect the 1.35% Separate Account Charge.

VIP III Growth & Income Portfolio seeks high total return through a combination of current income and capital appreciation by investing mainly in equity securities. The Portfolio may also invest in equity securities that are not paying dividends, but offer the potential for capital appreciation of future income. The Portfolio may be appropriate for investors who are willing to ride out stock market fluctuations in pursuit of potentially high long-term returns. The Portfolio is designed for those who seek a combination of growth and income from equity and some bond investment. The graph below is based on a 5.5% AIR and an initial monthly Annuity Payment of $500.00.

                      [GROWTH AND INCOME PORTFOLIO GRAPH]

The fund inception date is May 1997. Payments are determined at each month end.

                            MONTHLY PAYMENT AMOUNTS AT END OF YEAR
    ---------------------------------------------------------------------------------
         1982                     N/A                    1991                     N/A
         1983                     N/A                    1992                     N/A
         1984                     N/A                    1993                     N/A
         1985                     N/A                    1994                     N/A
         1986                     N/A                    1995                     N/A
         1987                     N/A                    1996                     N/A
         1988                     N/A                    1997                    $597
         1989                     N/A
         1990                     N/A


   ADJUSTED HISTORICAL ANNUAL TOTAL RETURN*       ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURN*
                                                             (PERIODS ENDED 3/31/98)
-------------------------------------------     --------------------------------------------------

         1997                     N/A                   1 Year
         1996                     N/A                   5 Years                   N/A
         1995                     N/A                  10 Years                   N/A
         1994                     N/A               Since Inception              39.19%
         1993                     N/A
         1992                     N/A
         1991                     N/A
         1990                     N/A
         1989                     N/A
         1988                     N/A
         1987                     N/A

* The Subaccount had not began operations as of the date of this Prospectus. Historical returns for periods prior to that date are total returns for the VIP III Growth & Income Portfolio, adjusted to reflect the 1.35% Separate Account Charge.

VIP III Growth Opportunities Portfolio seeks capital growth by investing in a wide range of common domestic and foreign stocks, and securities convertible into common stocks. Although the Portfolio invests primarily in common stock, it has the ability to purchase securities, such as preferred stock and bonds that may produce capital growth. The value of the Portfolio's investments and, as applicable, the income they generate will vary from day to day and generally reflect changes in market conditions, interest rates, and other company, political or economic news. In the short-term, stock prices can fluctuate dramatically in response to these factors. The graph below is based on a 5.5% AIR and an initial monthly Annuity Payment of $500.00.

                    [GROWTH OPPORTUNITIES PORTFOLIO GRAPH]

The fund inception date is May 1997. Payments are determined at each month end.

                            MONTHLY PAYMENT AMOUNTS AT END OF YEAR
    ---------------------------------------------------------------------------------
         1982                     N/A                    1991                     N/A
         1983                     N/A                    1992                     N/A
         1984                     N/A                    1993                     N/A
         1985                     N/A                    1994                     N/A
         1986                     N/A                    1995                     N/A
         1987                     N/A                    1996                     N/A
         1988                     N/A                    1997                    $593
         1989                     N/A
         1990                     N/A

   ADJUSTED HISTORICAL ANNUAL TOTAL RETURN*    ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURN*
                                                           (PERIODS ENDED 3/31/98)
-------------------------------------------    ------------------------------------------------

         1997                     N/A                    1 Year
         1996                     N/A                   5 Years                    N/A
         1995                     N/A                   10 Years                   N/A
         1994                     N/A               Since Inception               34.69%
         1993                     N/A
         1992                     N/A
         1991                     N/A
         1990                     N/A
         1989                     N/A
         1988                     N/A
         1987                     N/A

* The Subaccount had not began operations as of the date of this Prospectus. Historical returns for periods prior to that date are total returns for the VIP III Growth Opportunities Portfolio, adjusted to reflect the 1.35% Separate Account Charge.

FMR is the investment advisor for the Funds. FMR is a registered investment advisor under the Investment Advisors Act of 1940. FMR is the original Fidelity company and was founded in 1946. It provides numerous mutual funds and other clients with investment research and portfolio management services. It maintains a large staff of experienced investment personnel and a full complement of related support facilities. As of December 31, 1997, it advised funds having more than 34 million shareholder accounts with a total value of more than $529 billion. FMR charges the Portfolios an investment management fee. These fees are part of the Portfolios' operating expenses. See the attached prospectuses for the Funds for discussions of the Funds' expenses.

THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS INVESTMENT OBJECTIVE.

PFL may receive expense reimbursements or other revenues from the Funds or FMR. The amount of these reimbursements or revenues, if any, may be based on the amount of assets that PFL (or its affiliates) or the Separate Account invests in the Funds.

The Funds' prospectuses should be read carefully before any decision is made concerning the allocation of the Premium to a particular Subaccount.

An investment in the Separate Account, or in any Portfolio, including the Money Market Portfolio, is not insured or guaranteed by the U.S. government or any government agency.

The investment objectives and policies of certain Portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment advisor or manager. The investment results of the Portfolios, however, may differ from the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment advisor or manager.

Addition, Deletion, or Substitution of Investments. We cannot and do not guarantee that any of the Subaccounts will always be available to receive Premium allocations or transfers. We retain the right, subject to any applicable law, to make certain changes in the Separate Account and its investments. We reserve the right to eliminate the shares of any Portfolio held by a Subaccount and to substitute shares of another Portfolio of the Funds or of another registered open-end management investment company for the shares of any Portfolio, if the shares of the Portfolio are no longer available for investment or, if in our judgment, investment in any Portfolio would be inappropriate in view of the purposes of the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to an Owner's interest in a Subaccount will not be made without prior notice to the Owner and the prior approval of the SEC. Nothing contained herein shall prevent the Separate Account from purchasing other securities for other series or classes of variable annuity contracts or from effecting an exchange between series or classes of variable annuity contracts on the basis of requests made by Owners.

New Subaccounts may be established when, in our sole discretion, marketing, tax, investment or other conditions warrant. Any new Subaccounts may be made available to existing Owners on a basis to be determined by us. Each additional Subaccount will purchase shares in a mutual fund portfolio or other investment vehicle. We may also eliminate one or more Subaccounts if, in our sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any Subaccount is eliminated, we will notify Owners and request a reallocation of the amounts invested in the eliminated Subaccount. If no such reallocation is provided by the Owner, we will reinvest the amounts invested in the eliminated Subaccount in the Subaccount that invests in the Money Market Portfolio (or in a similar portfolio of money market instruments) or in another Subaccount, if appropriate.

In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in the Contracts as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the Contracts, the Separate Account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts. To the extent permitted by applicable law, we also may (1) transfer the assets of the Separate Account associated with the Contracts to another account or accounts, (2) restrict or eliminate any voting rights of Owners or other persons who have voting rights as to the Separate Account, (3) create new separate accounts, (4) add new Subaccounts to or remove existing Subaccounts from the Separate Account or combine Subaccounts, or (5) add new underlying funds, or substitute a new fund for an existing fund.

Resolving Material Conflicts. The Funds are available to separate accounts offering variable annuity and variable life products of other participating insurance companies, as well as to the Separate Account and other separate accounts we establish. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interest of the Separate Account and one or more of the other separate accounts participating in a Fund. A conflict may occur due to a change in law affecting the operations of variable life insurance and variable annuity separate accounts, differences in the voting instructions we receive and instructions received by other companies, or some other reason. In the event of a conflict, it is possible that the Separate Account might be required to withdraw its investment in the Funds. In the event of any conflict, we will take any steps necessary to protect Owners, Annuitants, Secondary Annuitants and Beneficiaries.

                                 THE CONTRACTS

PURCHASE OF A CONTRACT

We offer the Contracts only in states in which it has been approved. You can purchase a Non-Qualified Contract using money from any source. Qualified Contracts may also be purchased for use with Individual Retirement Annuities under Section 408(b) of the Code and by employers to make distributions under plans established under Section 457 of the Code.

The minimum Premium for a Contract is $25,000. Amounts less than $25,000 may be accepted with approval from our home office. The Premium may be allocated to variable, fixed, or to a combination of variable and fixed Annuity Payment options. The date we credit the Premium and issue the Contract is called the Contract Issue Date. On the Contract Issue Date, the Premium (net of any premium tax deduction) will be allocated as you specify in the order form.

For all Contracts, either the Annuitant or the Secondary Annuitant must generally be no more than 80 years old. Your Premium is applied to the purchase of a Contract within two business days after receipt at the Administrative and Service Office, if the Premium is received with a properly completed order form. Your order form will be considered properly completed as soon as (1) you have provided all the information requested on the order form (2) we have received adequate proof of the Annuitant's date of birth (and the date of birth of the Secondary Annuitant, if any) and (3) the entire amount of your Premium has been received.

If the order form is incomplete, we will request the necessary information. If the information is not provided within five days, we will return the Premium unless we obtain your specific consent to let us keep it until the order form is completed.

FREE LOOK PRIVILEGE

You may cancel and return a Contract for a refund within 10 days (or longer where required by applicable state insurance law) after you receive it. This is the "free look period." If you choose to cancel the contract within the free look period, return it to the Administrative and Service Office with a written request. We will promptly refund the amount of your Premium plus or minus the investment performance of the Subaccount(s) to which your Premium was allocated, if any. This provision may vary by state where required by applicable state insurance law. We will issue the refund within seven days after we receive written notice of cancellation and the returned Contract. The Contract will then be deemed void. ONCE THE FREE LOOK PERIOD EXPIRES, WITHDRAWALS MAY NOT BE MADE FROM THE CONTRACT, AND IT CANNOT BE RETURNED OR SURRENDERED, UNLESS A CERTAIN ONLY OR LIFE WITH EMERGENCY CASH SM PAYMENT OPTION IS CHOSEN.

ALLOCATIONS OF YOUR PREMIUM TO THE SEPARATE ACCOUNT

The portion of your Premium that you allocate to the Subaccounts of the Separate Account will be invested into the designated Subaccount(s) on the Contract Issue Date. You must allocate percentages that are whole numbers, not fractions. The minimum allocation to any Subaccount must not be less than 5% of the total amount allocated to the Subaccounts.

VARIABLE ANNUITY UNITS

Any portion of your Premium allocated to the Subaccounts will be used to purchase Variable Annuity Units. We will determine the number of Variable Annuity Units based upon (a) the Premium reduced by any premium taxes, (b) the annuitant's age and sex (and the age and sex of the Secondary Annuitant, if any), (c) the Payment Option you choose, (d) the frequency of payments you choose, (e) the first Payment Date you choose, (f) the AIR you choose and (g) the Variable Annuity Unit value of the Subaccounts you initially select on the Contract Issue Date.

The number of Variable Annuity Units allocated to each Subaccount will not change unless you transfer among the Subaccounts, transfer from variable Annuity Payments to fixed Annuity Payments or withdraw cash (if allowed). If you choose a joint and survivor Annuity Payment option and benefits are reduced due to the death of one of the Annuitants, the number of Variable Annuity Units will be reduced at that time.

We calculate the amount of your variable Annuity Payment on the Variable Annuity Payment Calculation Date by taking the number of Variable Annuity Units in each Subaccount and multiplying them by the Variable Annuity Unit value of each Subaccount. This calculation is performed for each Subaccount, and the sum of the Subaccount calculations will equal the amount of your variable Annuity Payment.

The Variable Annuity Unit value in a particular Subaccount on any Valuation Day is equal to (a) multiplied by (b) multiplied by (c), where:

  (a) is the Variable Annuity Unit value for that Subaccount on the immediately preceding Valuation Day;

  (b) is the Net Investment Factor for that Subaccount for the Valuation Period; and

  (c) is the daily factor for the Valuation Period.

The daily factor for the Valuation Period is a discount factor that reflects the AIR. Please refer to the Statement for additional information.

The Net Investment Factor used to calculate the Variable Annuity Unit Value for each Subaccount for the Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

  (a) is the net result of:

    (1) the net asset value of a Portfolio share held in that Subaccount determined as of the end of the current Valuation Period, plus

    (2) the per share amount of any dividend or capital gain distributions made by the Fund for shares held in that Subaccount if the ex-dividend date occurs during the Valuation Period; plus or minus

    (3) a per share credit or charge for any taxes reserved for, which we determine to have resulted from the investment operation of the Subaccount.

  (b) is the net asset value of a Portfolio share held in that Subaccount determined as of the end of the immediately preceding Valuation Period; and

  (c) is an amount representing the Separate Account Charge as shown in the Contract Specifications Section of the Contract.

CHARGES UNDER THE CONTRACTS

The following are all the charges made under the Contract.

Premium Taxes. Some states charge a "premium tax" based on the amount of your Premium. State premium taxes currently range from 0% to 3.5%. In addition, some counties, cities or towns may charge additional premium taxes. If you reside in a place where premium taxes apply, any amount needed to provide for the applicable premium taxes is deducted from your Premium. The remainder of your Premium will be allocated to the Subaccounts and/or applied to the purchase of fixed Annuity Payments.

Separate Account Charge. A daily charge is deducted from the assets of each Subaccount for our assumption of mortality and expense risks, and our administration expenses. If the amount you allocate to variable Annuity Payments is less than $50,000, a daily mortality and expense risk charge will be deducted at an effective annual rate of 1.20%; otherwise, the mortality and expense risk charge will be 1.00%.

An administration expense charge will also be deducted daily from the assets of each Subaccount at an effective annual rate of 0.15%. We guarantee that the mortality and expense risk and administrative charges will never increase.

The mortality risk arises from our obligation to provide annuity income for your life (and the life of the Secondary Annuitant, if any) no matter how long that might be. The expense risk results from our obligation to cover the cost of issuing and administering the Contracts, no matter how long we may incur such cost or how large that cost may be. The administration expense charge is used to cover the costs of administering the Contracts. We may earn a profit from the Separate Account Charge (and expect to do so).

Expenses of the Funds. The Portfolios are charged management fees and incur operating expenses. The effect of these fees and expenses is reflected in the performance of the Portfolios underlying the Subaccounts. See the attached prospectuses for a description of the Portfolios' fees and expenses.

Other Taxes. We reserve the right to charge for certain taxes (other than premium taxes) that may be incurred due to the Contracts or the Separate Account. Currently, no charges for other taxes are being levied. See "PFL's Tax Status" on page .

Surrender Value. There is no express or calculable surrender charge under the Contract. For a discussion of surrender value, see "Withdrawals and Surrenders" on page .

TRANSFERS FROM VARIABLE ANNUITY PAYMENTS TO FIXED ANNUITY PAYMENTS

You may transfer all or a part of the value of variable Annuity Payments to fixed Annuity Payments by providing us with a notice you have signed or an electronic notice that gives us the facts that we need. If you transfer from variable Annuity Payments to fixed Annuity Payments, the fixed Annuity Payments will be a continuation of the Payment Option under which the variable Annuity Payments were being made, or a continuation of the fixed Annuity Payment option that may already exist. For example, if you received variable Annuity Payments for two years under a 10 Year Certain and Life Option and elect to transfer to a fixed Annuity Payment, your fixed Annuity Payment would be an 8 Year Certain and Life Option. If your variable Annuity Payment option is Life with Emergency CashSM, the fixed Annuity Option will be a Life only or a Life with Period Certain. The Period Certain cannot be greater than the Annuitant's remaining life expectancy determined at the Contract Issue Date. (Life with Emergency CashSM is only available with variable Annuity Payments.) Transfers from variable Annuity Payments to fixed Annuity Payments may have tax consequences. You should consult a tax advisor before making a transfer from variable Annuity Payments to fixed Annuity Payments. You may not transfer from fixed Annuity Payments to variable Annuity Payments.

TRANSFERS AMONG SUBACCOUNTS

You may transfer amounts among Subaccounts by telephoning us or by providing us with a notice you have signed or an electronic notice that gives us the facts that we need. We have the right to charge a transfer fee of $15 for each transfer after the first six transfers made in any Contract year (all transfers made simultaneously will be treated as a single request). Excessive trading activity can disrupt Portfolio management strategy and increase Portfolio expenses, which are borne by everyone participating in the Portfolio regardless of their transfer activity.

In some cases, contracts may be sold to individuals who independently utilize the services of a firm or individual engaged in market timing. Generally, market timing services obtain authorization from Contract Owner(s) to make transfers and exchanges among the Subaccounts on the basis of perceived market trends. Because the large transfers of assets associated with market timing services may disrupt the management of the portfolios of the Funds, such transactions may hurt Contract Owners not utilizing the market timing service. Therefore, we may restrict or eliminate the right to make transfers among Subaccounts if such rights are executed by a market timing firm or similar third party authorized to initiate transfers or exchange transactions on behalf of a Contract Owner(s). In modifying such rights, we may, among other things, decline to accept (1) transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Contract Owner, or (2) transfer or exchange instructions of individual Contract Owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Contract Owner at the same time. We will impose such restrictions only if we believe (or FMR believes) that doing so will prevent harm to other Contract Owners.

The percent of the allocation in each Subaccount will change over time with its investment performance. You should periodically review the allocations in light of market conditions and financial objectives.

WITHDRAWALS AND SURRENDERS

You may withdraw or surrender all or a portion of a contract if either the Certain Only or Life with Emergency Cash SM Annuity Payment option is selected. No other payment option allows withdrawals. If you elect a Certain Only payment option the withdrawals must be at least 25% of the present value of the remaining payments. If you select the Life with Emergency CashSM payment option, we will provide you with a Life with Emergency CashSM Benefit Schedule that will allow you to determine how much is available to withdraw. If a partial surrender is made, all future payments will be reduced. You should consult with your tax advisor before requesting a withdrawal.

Surrender Values. There is no surrender charge applicable to variable Annuity Payments under the Contract. In the cases when the Contract can be surrendered (i.e., Certain Only or Life with Emergency CashSM options) the determination of a surrender value depends on specific individual circumstances such as the annuitant's age and sex, the number of annuitants, the amount of the last payment prior to the surrender and the number of payments already made. If you select a Certain Only payment option with fixed and/or variable Annuity Payments you may surrender all or a portion of your Contract. For fixed Annuity Payments the surrender value is 98% of the present value of the remaining payments using interest rates in effect at the time of the surrender. For Variable Annuity Payments, the surrender value is the present value of future payments (which are assumed to be equal to the most recent payment) discounted at an interest rate no greater than 5% (if you have a 4% AIR) or no greater than 6.5% (if you have a 5.5% AIR).

If the Life with Emergency CashSM option is selected, please refer to the Emergency CashSM Benefit Schedule in your contract for the information you need to determine your surrender value.

ANNUITY PAYMENTS

Annuity Payment Dates. We provide Annuity Payments to the Payee on each Payment Date. You select either a monthly or quarterly payment frequency when you purchase the Contract. Payments will generally be made by electronic funds transfer. Semi-annual or annual payment frequencies and other disbursement options may be available, if approved by our home office. The first Payment Date will generally be 30 days after the Contract Issue Date. All subsequent Payment Dates will be on the same day of the month as the first Payment Date.

Payments Under the Contract. We generally make payments within seven days of the Payment Date or receipt of all applicable written notices and/or proofs of death. However, we may postpone such payments for any of the following reasons:

  1. when the New York Stock Exchange ("NYSE") is closed for trading other than customary holiday or weekend closing or trading on the NYSE is restricted, as determined by the SEC; or

  2. when the SEC by order permits a postponement for the protection of Owners; or

  3. when the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

If the postal service or any other delivery service is unable to deliver checks to the Payee's address of record, no interest will accrue on amounts represented by uncashed fixed or variable Annuity Payment checks. Amounts represented by uncashed variable Annuity Payment checks will not participate in the performance of the Portfolios. It is your responsibility to keep us informed of the Payee's current address of record.

If a recent check or draft has been submitted as the Premium, we have the right to defer any payments until the check or draft has been honored.

Fixed, Variable or Combination Annuity Payments. At the time of purchase, you allocate your Premium between fixed and variable Annuity Payment options. You may choose all fixed, all variable or a combination of fixed and variable Annuity Payments. Any portion of your Premium allocated to a fixed Annuity Payment option will always remain allocated to fixed Annuity Payments. However, you may transfer at any time from variable Annuity Payments to fixed Annuity Payments. See "Transfer from variable Annuity Payments to fixed Annuity Payments," page 27.

If you choose a combination of fixed and variable Annuity Payments, a portion of your Annuity Payments will be fixed and a portion will vary according to the investment experience of the Portfolios underlying the Subaccounts. We will guarantee the dollar amount of any fixed portion of each Annuity Payment; however, the amount of the variable Annuity Payments will depend upon the investment experience of the Portfolios underlying the Subaccounts and is not guaranteed. Both fixed and variable Annuity Payments decrease upon the death of the Annuitant or Secondary Annuitant as described for Options 5, 6, 8 and 9 under "Types of Annuity Payment Options" on page 30.

Assumed Investment Return (AIR). You choose the AIR used in the calculation of each variable Annuity Payment. If the performance of the applicable Subaccounts after all expenses is equal to the AIR on a modal basis, then the variable Annuity Payments will remain constant. If the performance of the Subaccounts after all expenses exceeds the AIR on a modal basis, then the variable Annuity Payments will increase. If the performance of the Subaccounts after all expenses is less than the AIR on a modal basis, then the variable Annuity Payments will decrease. A "modal basis" refers to the frequency of payments. For example, for monthly payments to increase, the performance of the Subaccounts must exceed the monthly equivalent AIR; for quarterly payments to increase, the performance of the Subaccounts must exceed the quarterly equivalent AIR.

You choose either a 4% AIR or a 5.5% AIR. Choosing a 5.5% AIR instead of a 4% AIR will result in a higher initial payment; however, payments will increase less during periods of good investment performance (i.e., when investment performance exceeds the AIR) and decrease more during periods of poor investment performance (i.e. when investment performance is below the AIR).

Conversely, choosing a 4% AIR instead of a 5.5% AIR will result in a lower initial payment; however, payments will increase more during periods of good investment performance (i.e. when investment performance exceeds the AIR) and decrease less during periods of poor investment performance (i.e. when investment performance is below the AIR). See page 42 in the Appendix for an illustration of the difference in the two AIRs.

TYPES OF ANNUITY PAYMENT OPTIONS

At the time of purchase, you select the Annuity Payment option and the number of guaranteed years, if any. The Annuity Payment option and guarantee period cannot be changed once the contract has been issued. The options we currently offer are described below. Other Annuity Payment options may be made available. The federal income tax laws may limit your Annuity Payment options where the Contract is used as a Qualified Contract.

The amount of variable Annuity Payments will depend on the investment performance of the Portfolio(s) you select. The number of Annuity Payments may depend on how long the Annuitant or a Secondary Annuitant, if any, lives. Therefore, the total value of Annuity Payments may be less than the Premium (except for option 10-Life Annuity with Premium Refund Payments).

  1. Certain Only Annuity. Under this option, we guarantee to make payments for a designated number of years. The number of years cannot be less than 10 nor more than 30. If the Annuitant dies prior to the last guaranteed Payment Date, we will continue payments as they become due or pay the present value of the remaining guaranteed payments in a lump sum to the Beneficiary when we receive due proof of the Annuitant's death. If the payments under this option are variable, the present value of the remaining guaranteed payments is calculated as of the date we receive written notice of the Annuitant's death, using the AIR you chose when the contract was issued. If the payments under this option are fixed, the present value of the remaining guaranteed payments is calculated using interest rates (determined by PFL) in effect on the date we receive due proof of death. No additional payments will be made under this option after all the guaranteed payments have been made.

  If this option is selected, full or partial surrenders may be made from the Contract prior to the last guaranteed Payment Date. Any surrender must be at least 25% of the remaining guaranteed payments. If a partial surrender is made, all future payments will be reduced. For variable Annuity Payments, the surrender value is the present value of future payments (which are assumed to be equal to the most recent payment) at an interest rate no greater than 5% (if you have a 4% AIR) or not greater than 6.5% (if you have a 5.5% AIR).For fixed Annuity Payments, the surrender value is 98% of the present value of remaining payments. The present value of the fixed Annuity Payments is calculated using interest rates in effect at the time we receive your surrender request. (See "Surrender Values," p.28). Surrenders may have adverse tax consequences. You should contact a tax advisor before making surrenders from the Contract.

  2. Single Life Annuity. Under this option, we will make Annuity Payments for the Annuitant's lifetime, no matter how long that may be. The final payment will be the payment made immediately prior to the death of the Annuitant. No additional payments will be made after the Annuitant dies. It is possible that only one Annuity Payment will be made under this option. This would happen if the Annuitant died before the second annuity Payment Date. Due to this risk, this option offers you the highest level of Annuity Payments. No withdrawals are permitted if this option is selected.

  3. Single Life Annuity with Period Certain. Under this option, we will make Annuity Payments for a specified period (5 to 30 years) or for the life of the Annuitant, whichever is later. The final payment will be the later of either the last guaranteed Payment Date or the scheduled Payment Date immediately prior to the Annuitant's death. If the Annuitant dies prior to the last guaranteed Payment Date, we will make payments to the Beneficiary when we receive due proof of the Annuitant's death. No additional payments will be made if the Annuitant dies after all guaranteed payments have been made. No withdrawals are permitted if this option is selected.

  4. 100% Joint and Survivor Life Annuity. Under this option, we will provide Annuity Payments for the Annuitant and the Secondary Annuitant's lifetimes. After the death of either the Annuitant or the Secondary Annuitant, we will continue to provide the full amount of Annuity Payments to the survivor. Annuity Payments stop when both the Annuitant and the Secondary Annuitant are no longer living. As in the case of the single life annuity option described above, there is the risk that only one Annuity Payment will be made. No withdrawals are permitted if this option is selected.

  5. Joint and Survivor Life Annuity With Reduced Annuity Payments to the Secondary Annuitant. This option is similar to option 4 above, except that Annuity Payments are higher while both the Annuitant and the Secondary Annuitant are living and lower, if the Annuitant dies before the Secondary Annuitant. If the Annuitant dies before the Secondary Annuitant, the amount of the fixed Annuity Payments will be reduced to the percent you select: either 50%, 66.67% or 75%. For variable Annuity Payments, the number of Variable Annuity Units will be reduced to 50%, 66.67% or 75%. The final Annuity Payment will be the one made immediately prior to the Secondary Annuitant's death.

  If the Secondary Annuitant dies before the Annuitant, we will continue to make Annuity Payments as they are due, and the amount of the Annuity Payments will not change. The final Annuity Payment will be the one made immediately prior to the Annuitant's death. No additional Annuity Payments will be made after the death of both Annuitants. No withdrawals are permitted if this option is selected.

  6. Joint and Last Survivor Life Annuity. Under this option we will provide Annuity Payments for the Annuitant's and Secondary Annuitant's lifetimes. Payments are higher while both Annuitant(s) are living and decrease upon the death of either the Annuitant OR the Secondary Annuitant. Upon the first death, the amount of the fixed Annuity Payments will be reduced to a percent you select: either 50%, 66.67% or 75%. For variable Annuity Payments, the number of Variable Annuity Units will be reduced to 50%, 66.67% or 75%. The final Annuity Payment will be the one made immediately prior to the death of the remaining annuitant. No additional Annuity Payments will be made after the death of both Annuitants. No withdrawals are permitted if this option is selected.

  7. 100% Joint and Survivor Life Annuity With Period Certain. Under this option, we will provide Annuity Payments for a designated period of years or life, whichever is greater. The number of years cannot be more than 30. The final Annuity Payment will be the later of the last guaranteed Payment Date or the Annuity Payment made immediately prior to the last surviving Annuitant's death. If both Annuitants die prior to the last guaranteed Payment Date, we will continue to make guaranteed Annuity Payments to the Beneficiary as they become due for the remainder of the guaranteed period. No additional payments will be made if both Annuitants die after all guaranteed Annuity payments have been made. No withdrawals are permitted if this option is selected.

  8. Joint and Survivor Life Annuity With Period Certain and Reduced Annuity Payments to the Secondary Annuitant. This option is similar to option 7 above, except that Annuity Payments are higher while both the Annuitant and the Secondary Annuitant are living and lower, if the Annuitant dies before the Secondary Annuitant and after the guaranteed period. If the Annuitant dies before the end of the guaranteed period, the amount of the Annuity payments will not change. However, if the Annuitant dies after the guaranteed period, the amount of the Annuity Payments will be reduced to percent you select: either 50%, 66.67% or 75%. For variable Annuity Payments, the number of Variable Annuity Units will be reduced to 50%, 66.67% or 75%. The final payment will be the one made immediately prior to the Secondary Annuitant's death. If the Secondary Annuitant dies before the Annuitant, we will continue to make Annuity Payments as they are due, and the amount of the Annuity Payments will not change. The final Annuity Payment will be the one made immediately prior to the Annuitant's death. No withdrawals are permitted, if this option is selected.

  9. Joint and Last Survivor Life Annuity with Period Certain. Under this option we will provide Annuity Payments for a designated period of years or for the Annuitants and Joint Annuitants lifetimes, whichever is later. The number of guaranteed years cannot be more than 30. Payments are higher while both Annuitant(s) are living and decrease after the guarantee period upon the death of either the Annuitant OR the Secondary Annuitant. Upon the first death, the amount of the fixed Annuity Payments will be reduced to a percent you select: either 50%, 66.67% or 75%. For variable Annuity Payments, the number of Variable Annuity Units will be reduced to 50%, 66.67% or 75. The final Annuity Payment will be the later of the last guaranteed Payment Date or the Annuity Payment made immediately prior to the last surviving Annuitant's death. No additional Annuity Payments will be made after the death of both Annuitants. No withdrawals are permitted if this option is selected.

  10. Life Annuity with Premium Refund Payment. Under this option, we will make Annuity Payments for the Annuitant's lifetime. The final Annuity Payment will be either the payment made immediately prior to the

  Annuitant's death or the Premium Refund benefit. If at the date of the Annuitant's death the sum of all the Annuity Payments made is less than the Premium, we will pay a Premium Refund benefit to the Beneficiary. The Premium Refund benefit will be the Premium less the sum of the previously distributed variable and fixed Annuity Payments. No withdrawals are permitted if this option is selected.

  11. Single Life Annuity with Emergency Cash(SM). Under this option, we will make variable Annuity Payments for the Annuitant's lifetime. With the Life with Emergency Cash(SM) feature, the Owner is able to withdraw all or a portion of the Life with Emergency Cash(SM) Benefit after the Contract Issue Date. Partial withdrawals must be for no less than 25% of the Life with Emergency Cash(SM) Benefit. We will provide you with a Life with Emergency Cash(SM) Benefit Schedule as a rider to the Contract that will assist you in determining the amount you have available to withdraw. The amount of the Life with Emergency Cash(SM) Benefit is also a Death Benefit that is paid upon the death of the Annuitant. The Life with Emergency Cash(SM) Benefit will continue through age 100 of the Annuitant. The amount of the Life with Emergency Cash(SM) Benefit depends on the investment experience of the Portfolios and the Surrender Factor as set forth in the rider attached to your policy. For qualified contracts the death benefit ceases at the date the annuitant reaches the IRS age limitation determined at the Contract Issue Date. YOU SHOULD CONTACT A TAX ADVISOR BEFORE MAKING WITHDRAWALS FROM THE CONTRACT.

  12. Joint and Survivor Life Annuity with Emergency Cash(SM). Under this option, we will provide Annuity Payments to the Annuitant and the Secondary Annuitant while both are living. After the death of either the Annuitant or the Secondary Annuitant, we will continue to provide the full amount of Annuity Payments to the survivor. With the Life with Emergency Cash(SM) feature, the Owner is able to withdraw all or a portion of the Life with Emergency Cash(SM) Benefit after the Contract Issue Date. The amount of the Life with Emergency Cash(SM) Benefit is also a Death Benefit that is paid upon the death of the last annuitant. We will provide a Life with Emergency Cash(SM) Benefit Schedule as a rider to the Contract. Partial withdrawals must be for no less than 25% of the Life with Emergency Cash(SM) Benefit. The Life with Emergency Cash(SM) Benefit will continue through age 100 of the youngest of the Annuitant and the Secondary Annuitant. The amount of the Life with Emergency Cash(SM) Benefit depends on the investment experience of the Portfolios and the Surrender Factor as set forth in the rider attached to your policy. For qualified contracts the death benefit ceases at the date of the IRS joint age limitation determined at the Contract Issue Date. You should contact a tax advisor before making withdrawals from the Contract.

Death Proceeds. If any Owner, who is an Annuitant, dies before the first Payment Date, the amount of the death proceeds is the premium plus or minus the investment performance of the Subaccounts. If any Owner, who is not an Annuitant, dies before the first Payment Date, the Successor Owner may direct the Owner's interest in the Contract to be distributed as follows:

  (1) one cash lump sum to be distributed within five years of the deceased owner's death; or

  (2) annuitize the value of the Annuity Payments over the lifetime of the Successor Owner; or

  (3) annuitize the value of the Annuity Payments over a period that does not exceed the life expectancy of the Successor Owner, as defined by the Code.

"Successor Owner" means the person named by the Owner to whom ownership of this Contract passes upon the Owner's death, unless the deceased Owner was also an Annuitant, in which case the Annuitant's Beneficiary is entitled to the benefit described above. If no person is named, the Owner's Estate shall be deemed the Successor Owner.

Subparagraphs (ii) and (iii) above only apply to individuals, and payments under those options must start within one year of the date of the deceased Owner's death. For Qualified Contracts, any option chosen must meet the requirements of the Code.

If an Owner, who may or may not also be an Annuitant, dies on or after the Annuity Starting Date (as defined below), the remaining portion of the Annuity Payments due under the Contract, if any, will be distributed in the same manner and frequency (at least as rapidly) as under the method of distribution used before such Owner's death.

If the deceased Owner's surviving spouse, if any, is the sole Successor Owner, then on such Owner's death such surviving spouse may elect to become the sole Owner under the Contract and to continue the Contract as his or her own. If no such election is made, the rules outlined in the foregoing paragraphs of this section will apply.

If a non-natural person is named as an Owner, then the primary Annuitant, as defined in the Code, shall be treated as an Owner solely for the purposes of the distribution at death rules described in the foregoing paragraphs. The entire interest in the Contract must be distributed upon the Annuitant's death, if the Annuitant dies prior to the first Payment Date.

If the deceased Owner was also the Annuitant, then the Annuitant's Beneficiary is entitled to the proceeds described above in this section (unless the deceased Owner's surviving spouse is the sole successor Owner). If no person is named as the Beneficiary, the Owner's estate shall be deemed the Beneficiary.

In all events, distributions upon the death of an Owner will comply with
Section 72(s) of the Code.

                           FEDERAL TAX CONSIDERATIONS

GENERAL

TAX LAW IS COMPLEX AND TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CONTRACT OWNER AND, IF APPLICABLE, THE TYPE OF RETIREMENT PROGRAM FOR WHICH THE CONTRACT IS PURCHASED. THEREFORE, A PERSON, TRUSTEE OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT MAY NEED LEGAL AND TAX ADVICE.

This Prospectus does not provide a detailed description of the federal income tax consequences of purchasing a Contract. Special tax rules may apply to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a prospective purchaser should always consult a qualified tax advisor. This discussion is based on PFL's understanding of current federal income tax laws as they are currently interpreted.

TAXATION OF PURCHASERS OF NON-QUALIFIED CONTRACTS

Corporations, Trusts and other Non-Natural Persons. Under section 72(u) of the Code, if a non-natural person such as a corporation, trust or partnership owns an annuity contract, annual net increases in the value of the contract are generally includable in the non-natural person's gross income currently, unless the annuity is an immediate annuity. For this purpose, an immediate annuity is an annuity that is purchased with a single premium payment, that has an annuity starting date commencing no later than one year from the date of purchase, and that provides for a series of substantially equal periodic payments to be made no less frequently than annually during the annuity period. Generally, the Contract should qualify as an immediate annuity, but corporations, trusts, partnerships and other entities that are not natural persons should consult a tax advisor if they seek to rely on the exception from section 72(u) for immediate annuity contracts.

Natural Persons. Section 72 generally provides that a Contract Owner is not taxed on increases in the value of the Contract until an amount distributed from the Contract is received (or deemed received) by the Contract Owner, either in the form of Annuity Payments, as contemplated by the Contract, or in some other form (i.e., surrender or Death Proceeds). However, this tax deferral generally applies only if: (1) the investments in the Separate Account are "adequately diversified" in accordance with Treasury Department regulations,
(2) PFL, rather than the Contract Owner, is considered the owner of such assets for federal income tax purposes, and (3) the Contract includes certain provisions regarding distributions that must occur in the event that a Contract Owner dies. These requirements are discussed further under the caption "Tax Status of the Contract" below.

Distributions Prior to the Annuity Starting Date. If a Contract is surrendered prior to the "Annuity Starting Date", in the case of a Certain Only or Life with Emergency Cash(SM) option, amounts received by the Contract Owner are includable in his or her income to the extent that such amounts exceed the "investment in the contract." For this purpose, the investment in the contract at any time equals the Premium (to the extent that such Premium was neither deductible when made nor excludable from income as, for example, in the case of certain contributions to Qualified Contracts), less any amounts previously received from the Contract which were not includable in income. Also, the surrender value may be subject to a penalty tax, described below. In general, an assignment of the Contract (or other change of ownership) before the "Annuity Starting Date" without full and adequate consideration will be treated as a distribution from the Contract and taxed in the same manner as a surrender before the "Annuity Starting Date" (except where the Contract is transferred between spouses or incident to a divorce).

The "Annuity Starting Date" is the latter of the day upon which the obligations under the Contracts become fixed or the first day of the period which ends on the first Payment Date. In most cases, the Annuity Starting Date for a Contract will be the Contract Issue Date.

In certain situations, the Contract provides for a death benefit upon the death of a Contract Owner; Annuitant or Secondary Annuitant. This distribution is includable in the recipient's income as follows: (1) if distributed in a lump sum, it is taxed in the same manner as a surrender, (2) if it is distributed in the form of Annuity Payments, it is taxed in the same manner as Annuity Payments (see below).

Distributions On or After the Annuity Starting Date. A portion of the Annuity Payments received during each taxable year is generally treated as tax-free recovery of your investment in the Contract and the remainder of such Annuity Payments is taxable as ordinary income, until all such investment in the Contract has been recovered. Once the entire amount of the investment in the Contract has been recovered, all Annuity Payments are fully taxable as ordinary income. For these purposes, the investment in the Contract will generally be your Premium, reduced by any previous distributions other than Annuity Payments from the Contract to the extent such previous distributions were received tax-free, with certain adjustments to take into account certain payments projected to occur after the death of the Annuitant.

The formulas for computing the taxable portion of the Annuity Payments prior to recovery of the investment in the Contract are quite complex and differ depending on the extent to which your Premium has been allocated to variable or fixed Annuity Payment options. To the extent your Premium has been allocated to fixed Annuity Payment options, an "exclusion ratio" is generally computed based on the ratio of the investment in the Contract allocable to the fixed Annuity Payment option to the total amount projected to be paid under the Contract, and the portion of each fixed Annuity Payment that is excludable from tax is equal to the exclusion ratio multiplied by the fixed Annuity Payment. To the extent your Premium has been allocated to variable Annuity Payments, the excludable amount of the variable Annuity Payments for each taxable year is generally computed by dividing the investment in the Contract allocable to variable Annuity Payment options by the number of years over which Annuity payments are expected to be made.

If Annuity Payments cease by reason of death of Annuitant before the entire amount of the investment in the Contract has been fully recovered tax-free, a deduction is allowed for the amount of the unrecovered investment in the Contract for the last taxable year of the Annuitant.

Partial surrenders or withdrawals from the Certain Only or the Life with Emergency Cash(SM) Benefit may be fully taxable as ordinary income and may not result in recomputation of the exclusion ratio applicable to fixed Annuity Payments or the excludable amount applicable to variable Annuity Payments.

A transfer of all or part of the value of variable Annuity Payments to fixed Annuity Payments may have tax consequences. A tax advisor should be consulted before making such a transfer.

A transfer of ownership of the Contract, the designation of an Annuitant or other Payee who is not an Owner of the Contract or the assignment of the Contract may result in certain income or gift tax consequences to the Owner that are beyond the scope of this discussion. A Contract Owner who is considering any such transfer, designation or assignment should consult a tax advisor.

Penalty Tax on Certain Distributions. Distributions received (or deemed received) from an annuity contract (before or after the annuity starting date) may be subject to a penalty tax equal to 10% of the amount treated as taxable income. There is an exception for distributions from immediate annuities, and Annuity Payments under the Contract should therefore generally not be subject to the 10% penalty tax. However, it is unclear whether Life with Emergency CashSM Benefit and Certain Only surrenders or withdrawals will be subject to the 10% penalty tax if such withdrawals are made before the taxpayer reaches age 59 1/2 or are not attributable to the taxpayer's becoming disabled. In addition, the 10% penalty tax does not apply to distributions from a Contract made on or after the death of the Contract Owner and, under certain circumstances, to distributions made under a Contract issued in connection with a structured settlement agreement. A tax advisor should be consulted if there is a question as to whether a distribution will be subject to the 10% penalty tax.

Aggregation of Two or More Contracts. The Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) of the Code through the serial purchase of annuity contracts or otherwise. There may be situations in which the Treasury Department may conclude that it would be appropriate to aggregate two or more deferred or immediate annuity contracts purchased by the same owner. Accordingly, a Contract Owner should consult a competent tax advisor before purchasing more than one annuity contract in a calendar year.

Contracts Obtained through an Exchange. Section 1035 of the Code generally provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. A number of special rules and procedures, however, apply to Section 1035 transactions. Prospective Contract Owners wishing to take advantage of Section 1035 should therefore consult their tax advisor.

TAXATION OF PURCHASERS OF QUALIFIED CONTRACTS

The Contracts are designed for use as Individual Retirement Annuities ("IRA") or in connection with Deferred Compensation Plans established and maintained by state or local governments or tax-exempt organizations. Important differences exist between the tax rules which are applicable to IRAs and Deferred Compensation Plans. These rules are complex and may vary depending on individual circumstances. Adverse tax consequences may result from distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to applicable commencement and minimum distribution rules; and in other circumstances. Therefore, no attempt is made to provide more than general information about the use of Contracts as IRAs or when owned by eligible employers in connection with Deferred Compensation Plans. Contract Owners, Annuitants, and Beneficiaries are cautioned that the rights of the plan itself, regardless of the terms and conditions of the Contract, but that PFL is not bound by the terms and conditions of such plans to the extent such terms conflict with the Contract, unless PFL specifically consents to be bound. A brief description of some of the federal income tax rules which apply to IRAs and Deferred Compensation Plans is set forth below. PFL may amend the Contract as necessary to conform it to requirements of applicable law.

Individual Retirement Annuities. The Contract is designed for the use as an IRA purchased through a tax-deferred rollover contribution from another IRA, a retirement plan qualified under Section 401 or Section 403(a) of the Code or tax sheltered annuity contract under Section 403(b) of the Code. Amounts held under a Deferred Compensation Plan under Section 457 of the Code cannot be rolled over or transferred to an IRA.

Distributions From an IRA. In general, payments from an IRA which are not rolled over must be included in gross income as ordinary taxable income in the year in which they are received. Required minimum distributions must begin by April 1 of the calendar year following the calendar year in which the IRA owner attains the age of 70 1/2. Certain other mandatory distribution rules apply upon the death of the IRA owner.

Ten Percent Penalty Tax on Early Distributions. Distributions received (or deemed received) from an IRA may be subject to a penalty tax equal to ten percent (10%) of the amount treated as taxable income. In general, however, there is no such penalty tax on distributions:

  1. made on or after the date on which the taxpayer reaches age 59 1/2,

  2. made to a beneficiary (or to the estate of the taxpayer) on or after the death of the taxpayer,

  3. attributable to the taxpayer's becoming disabled,

  4. which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary,

  5. made to the taxpayer to the extent such distributions do not exceed the amount allowable as a deduction for federal income tax purposes allowed to the taxpayer for amounts paid during the taxable year for medical care,

  6. if certain conditions are met, made to an unemployed taxpayer after separation from employment, for health insurance premiums,

  7. made for qualified first time homebuyer expenses for the taxpayer or certain of the taxpayer's family members, or

  8. made for qualifying higher education expenses for the taxpayer or for certain of the taxpayer's family members (including tuition, fees, books, supplies, and equipment required for enrollment, attendance, and room and board at a post-secondary educational institution).

Code Section 457 Deferred Compensation Plans. The Contract may be purchased by a state or local government or tax-exempt organization that is an employer sponsoring a Deferred Compensation Plan under Section 457 of the Code in order to effect distribution of plan benefits to participants under the plan. In general, distributions from a Deferred Compensation Plan are prohibited unless made after the participant attains the age specified in the plan, separates from service, dies, or suffers an unforeseeable financial emergency. Distributions under plans that meet the requirements of Section 457 of the Code are taxable as ordinary income in the year paid or made available to the participant or beneficiary.

Generally, required minimum distributions must begin by April 1 of the calendar year following the calendar year in which the participating employee attains the age of 70 1/2. Certain other mandatory distribution rules apply upon the death of the participating employee.

Amounts held under a Deferred Compensation Plan under Section 457 of the Code cannot be rolled over or transferred to an IRA.

Life with Emergency Cash(SM) Benefit. The Internal Revenue Service has not addressed in a ruling of general applicability whether a distribution feature such as the Life with Emergency Cash(SM) feature comports with the Code's distribution requirements for IRAs and Deferred Compensation Plans.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution from a Contract that is taxable income to the recipient is generally subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Section 3405 of the Code governs withholding and is summarized below:

Non-Periodic Distributions. The portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding unless the recipient elects not to have taxes withheld. If an election not to have taxes withheld is not provided, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. If the necessary election forms are not submitted to PFL, PFL will automatically withhold 10% of the taxable distribution.

Periodic Distributions (distributions payable over a period greater than one year). The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested.

Deferred Compensation Plans. Distributions from a non-qualified deferred compensation plan meeting the requirements of Section 457 of the Code are generally subject to regular wage withholding rules.

Certain states also require withholding of state income tax whenever federal income tax is withheld.

CONTRACT OWNERS THAT ARE NONRESIDENT ALIENS OR FOREIGN CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to Contract Owners that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower treaty rate applies and any required tax forms are submitted to PFL. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation with respect to the purchase of a Contract.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. For instance, the President's 1999 Budget Proposal recommended legislation that, if enacted, would adversely change the federal taxation of the Contracts. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax advisor should be consulted with respect to legislative developments and their effect on the Contract.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about the federal tax consequences under these Contacts are not exhaustive, and special rules may apply to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect PFL's understanding of current law and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Contract Owner or recipient of the distribution. In particular, gift and/or estate tax consequences may result in situations where a Contract Owner is not also the Annuitant, Payee, and Beneficiary. A competent tax advisor should be consulted for further information.

                               OTHER INFORMATION

DISTRIBUTION OF THE CONTRACTS

AFSG Securities Corporation (AFSG), an affiliate of PFL, located at 4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001, is the principal underwriter of the Contracts. AFSG is registered as a broker/dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. (the "NASD").

Contracts are sold by registered representatives of AFSG or of broker/dealers who have entered into written sales agreements with AFSG, the principal underwriter, and who are also licensed through various affiliated or unaffiliated agencies as insurance agents for PFL. PFL has entered into a distribution agreement with AFSG and companion sales agreements with agencies and/or agents through which agreements the Contracts are sold and the registered representatives are compensated by the agencies and/or AFSG. Broker/dealers will generally receive sales commissions of up to 6% of Premium. These commissions are not deducted from Premiums; they are paid by PFL. In addition, certain production, persistency and managerial bonuses may be paid. Subject to applicable federal and state laws and regulations, PFL may also pay compensation to banks and other financial institutions for their services in connection with the sale and servicing of the Contracts. The level of such compensation will not exceed that paid to broker/dealers for their sale of the Contracts. No amounts will be retained by AFSG for acting as principal underwriter for the Contracts. The offering of Contracts will be made on a continuing basis.

VOTING RIGHTS

To the extent required by law, we will vote the Fund shares held by the Separate Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the Portfolios (although the Funds do not hold regular annual shareholders meetings). If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that it is permitted to vote the Funds' shares in our own right, we may elect to do so.

The person receiving Annuity Payments has the voting interest, and the number of votes decreases as Annuity Payments are made and as the reserves for the Contract decrease. The person's number of votes will be determined by dividing the reserve for the Contract allocated to the applicable Subaccount by the net asset value per share of the corresponding Portfolio. Fractional shares will be counted.

The number of votes that the Owner or person receiving income payments has the right to instruct will be determined as of the date established by the Funds for determining shareholders eligible to vote at the meeting of the Funds. We will solicit voting instructions by sending Owners or other persons entitled to vote written requests for instructions prior to that meeting in accordance with procedures established by the Funds. Portfolio shares as to which no timely instructions are received and shares held by us in which Owners or other persons entitled to vote have no beneficial interest will be voted in proportion to the voting instructions that are received with respect to all Contracts participating in the same Subaccount.

Each person having a voting interest in an Subaccount will receive proxy material, reports, and other materials relating to the appropriate Portfolio.

PERFORMANCE

Performance information for the Subaccounts may appear in reports and advertising to current and prospective Owners, Annuitants, Secondary Annuitants and Beneficiaries. The performance information is based on adjusted historical investment experience of the Subaccounts and the Funds and does not indicate or represent future performance.

Total returns of the Subaccounts may be advertised. Total returns are based on the overall dollar or percentage change in value of a hypothetical investment. Total return quotations reflect changes in Portfolio share price, the automatic reinvestment by the separate account of all distributions and the deduction of applicable annuity charges.

A cumulative total return reflects performance over a stated period of time. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in an Subaccount's returns, you should recognize that they are not the same as actual year-by-year results.

Some Subaccounts may also advertise yield. These measures reflect the income generated by an investment in the Subaccount over a specified period of time. This income is annualized and shown as a percentage. Yields do not take into account capital gains or losses.

The Money Market Subaccount may advertise its current and effective yield. Current yield reflects the income generated by an investment in the Subaccount over a 7 day period. Effective yield is calculated in a similar manner except that income earned is assumed to be reinvested. The VIP II Investment Grade Bond and the VIP High Income Subaccounts may advertise a 30 day yield which reflects the income generated by an investment in the Subaccount over a 30 day period.

IMSA

PFL is a member of the Insurance Marketplace Standards Association ("IMSA") and as such may include the IMSA logo and information about IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuity products.

YEAR 2000 MATTERS

PFL adopted and presently has in place a Year 2000 Assessment and Planning Project (the "Plan") to review and analyze existing hardware and software systems as well as voice and data communications systems to determine if they are Year 2000 compatible. The Plan provides for a management process, which ensures that when a particular system or software application is determined to be "non-compliant" the proper steps are in place to either remedy the "non-compliance" or cease using the particular system or software. The Plan also provides that the Chief Information Officer report to the Board of Directors as to the status of the efforts under the Plan on a regular and routine basis. PFL has engaged the services of a third-party provider that is specialized in Year 2000 issues to work on the project.

The Plan has four specific objectives: (1) develop an inventory of all applications; (2) evaluate all applications in the inventory to determine the most prudent manner to move them to Year 2000 compliance, if required; (3) estimate budgets, resources and schedules for the migration of the "affected" applications to Year 2000 compliance; and (4) define testing and deployment requirements to successfully manage validation and re-deployment of any changed code. It is anticipated that all compliance issues will be resolved by December 1998.

As of the date of this Prospectus, PFL has identified and made available what it believes are the appropriate resources of hardware, people, and dollars, including the engagement of outside third parties, to ensure that the Plan will be completed.

The Year 2000 computer problem, and its resolution, is complex and multifaceted, and the success of a response plan cannot be conclusively known until the Year 2000 is reached (or an earlier date to the extent that the systems or equipment addresses Year 2000 data prior to the Year 2000). Even with appropriate and diligent pursuit of a well-conceived response plan, including testing procedures, there is no certainty that any company will achieve complete success. Further, notwithstanding its efforts or results, PFL's ability to function unaffected to and through the Year 2000 may be adversely affected by actions (or failure to act) of third parties beyond its knowledge or control.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. PFL, like other life insurance companies, is a defendant in lawsuits. In some class action and other lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, PFL believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account or PFL.

The Statement of Additional Information is available (at no cost) which contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for the Statement of Additional Information:

                               TABLE OF CONTENTS

                      STATEMENT OF ADDITIONAL INFORMATION

THE CONTRACT--GENERAL PROVISIONS
  Delay of Transfers........................................................   3
  Entire Contract...........................................................   3
  Assignment................................................................   3
  Beneficiary...............................................................   3
  Change of Beneficiary.....................................................   3
  Incontestability..........................................................   4
  Misstatement of Age or Sex................................................   4
  Modification of Contract..................................................   4
  Nonparticipating..........................................................   4
  Owner.....................................................................   4
  Proof of Death............................................................   4
  Proof of Survival.........................................................   4
  Protection of Proceeds....................................................   4
FEDERAL TAX MATTERS.........................................................   5
  Tax Status of the Contract................................................   5
  Diversification Requirements..............................................   5
  Owner Control.............................................................   5
  Required Distributions....................................................   5
  Taxation of PFL...........................................................   6
INVESTMENT EXPERIENCE.......................................................   6
STATE REGULATION OF PFL.....................................................   9
ADMINISTRATION..............................................................   9
RECORDS AND REPORTS.........................................................   9
DISTRIBUTION OF THE CONTRACTS...............................................   9
OTHER PRODUCTS..............................................................   9
CUSTODY OF ASSETS...........................................................   9
HISTORICAL PERFORMANCE DATA.................................................  10
  Money Market Yields.......................................................  10
  Other Subaccount Yields...................................................  10
  Total Returns.............................................................  11
  Other Performance Data....................................................  12
  Hypothetical Performance Data.............................................  12
LEGAL MATTERS...............................................................  12
INDEPENDENT AUDITORS........................................................  12
OTHER INFORMATION...........................................................  12
FINANCIAL STATEMENTS........................................................  13

                                    APPENDIX

                  ILLUSTRATIONS OF ANNUITY PAYMENT VALUES

  The following graphs have been prepared to show how investment performance affects your variable Annuity Payments over time. The graphs incorporate hypothetical rates of return and PFL does not guarantee that you will earn these returns for any one year or any sustained period of time. PFL did not sell Contracts prior to the date of this Prospectus, and, therefore, the graphs represent what Annuity Payments might have been under a Contract had one existed during the years shown. The graphs are for illustrative purposes only and do not represent past or future investment returns.

  Your variable Annuity Payment may be more or less than the income shown if the actual returns of the Subaccounts are different than those illustrated. Since it is very likely that your investment returns will fluctuate over time, you can expect that the amount of your Annuity Payment will also fluctuate. The total amount of Annuity Payments ultimately received will, in addition to the investment performance of the Subaccounts, also depend on how long you live and whether you choose a guarantee period option.

  Another factor which determines the amount of your variable Annuity Payment is the Assumed Investment Return (the "AIR"). Annuity Payments will increase from one Variable Annuity Payment Calculation Date to the next if the Performance of the Portfolio underlying the Subaccounts, net of all charges, is greater than the AIR and will decrease if the Performance of the Portfolio underlying the Subaccounts, net of all charges, is less than the AIR.

  The "Hypothetical Illustration" graph illustrates differences in monthly variable Annuity Payments assuming different investment returns. The graph assumes a single premium of $49,530; the entire premium was allocated to variable Annuity Payments; the AIR is 5.5%; the payment option is Single Life Annuity; a 77 year old male, and Separate Account Charges of 1.35% and average Portfolio expenses of 0.63%. This results in the receipt of an initial Annuity Payment in the amount of $500. The graph illustrates gross returns of 0.00%, 6.00%, and 10.00% (net returns after expenses are -1.98%, 4.02%, and 8.02%, respectively).

               ["HYPOTHETICAL ILLUSTRATION" GRAPH APPEARS HERE]

  MONTHLY PAYMENTS ASSUMING DIFFERENT GROSS PORTFOLIO RETURNS
--------------------------------------------------------------
      MONTHLY PAYMENT AT THE        GROSS PORTFOLIO RETURNS*
                               -------------------------------
        END OF POLICY YEAR           0.0%     6.0%     10.0%
--------------------------------------------------------------
   Assumed First Monthly Payment       $500     $500     $500
--------------------------------------------------------------
                 1                     $465     $493     $512
--------------------------------------------------------------
                 2                     $432     $486     $524
--------------------------------------------------------------
                 3                     $401     $479     $537
--------------------------------------------------------------
                 4                     $373     $473     $550
--------------------------------------------------------------
                 5                     $346     $466     $563
--------------------------------------------------------------
                 6                     $322     $459     $576
--------------------------------------------------------------
                 7                     $299     $453     $590
--------------------------------------------------------------
                 8                     $278     $447     $604
--------------------------------------------------------------
                 9                     $258     $440     $618
--------------------------------------------------------------
                10                     $240     $434     $633
--------------------------------------------------------------
                11                     $223     $428     $648
--------------------------------------------------------------
                12                     $207     $422     $664
--------------------------------------------------------------
                13                     $192     $416     $680
--------------------------------------------------------------
                14                     $179     $410     $696
--------------------------------------------------------------
                15                     $166     $405     $712
--------------------------------------------------------------
                16                     $154     $399     $729
--------------------------------------------------------------
                17                     $143     $393     $747
--------------------------------------------------------------
                18                     $133     $388     $765
--------------------------------------------------------------
                19                     $124     $382     $783
--------------------------------------------------------------
                20                     $115     $377     $802

*The corresponding net returns are -1.98%, 4.02%, and 8.02%.

  The "Monthly Payment Amounts with Different AIRs" graph illustrates the differences in variable Annuity Payments between selecting the 4% and 5.5% AIR. The graph assumes a single Premium of $49,530; the entire premium was allocated to variable Annuity Payments; the Payment Option is a single Life Annuity; 77 year old male; Separate Account Charges of 1.35%; average Portfolio expenses of 0.63%; and an annual return of the portfolios, after all expenses of 10%. Monthly variable Annuity Payments are shown with the 4% AIR and the 5.5% AIR.

                           [MONTHLY PAYMENT GRAPH]

                     MONTHLY PAYMENTS ASSUMING DIFFERENT AIRS
           (NET PORTFOLIO RETURN = 10%, GROSS PORTFOLIO RETURN 11.98%)
     --------------------------------------------------------------
              MONTHLY PAYMENT              AIR
                                       -------------
            AT THE END OF YEAR         4.0%   5.5%
     -----------------------------------------------
       Assumed First Monthly Payment   $  453 $  500
     -----------------------------------------------
                     1                 $  479 $  521
     -----------------------------------------------
                     2                 $  507 $  544
     -----------------------------------------------
                     3                 $  536 $  567
     -----------------------------------------------
                     4                 $  567 $  591
     -----------------------------------------------
                     5                 $  600 $  616
     -----------------------------------------------
                     6                 $  635 $  642
     -----------------------------------------------
                     7                 $  671 $  670
     -----------------------------------------------
                     8                 $  710 $  698
     -----------------------------------------------
                     9                 $  751 $  728
     -----------------------------------------------
                    10                 $  794 $  759
     -----------------------------------------------
                    11                 $  840 $  792
     -----------------------------------------------
                    12                 $  888 $  825
     -----------------------------------------------
                    13                 $  940 $  861
     -----------------------------------------------
                    14                 $  994 $  897
     -----------------------------------------------
                    15                 $1,051 $  936
     -----------------------------------------------
                    16                 $1,112 $  975
     -----------------------------------------------
                    17                 $1,176 $1,017
     -----------------------------------------------
                    18                 $1,244 $1,060
     -----------------------------------------------
                    19                 $1,316 $1,106
     -----------------------------------------------
                    20                 $1,392 $1,153

  The Annuity Payment amounts shown reflect the deduction of all fees and expenses. Actual fees and expenses under the Contract may be higher or lower, will vary from year to year, and will depend on how you allocate among the Portfolios. The Separate Account charge is assumed to be at an annual rate of 1.35% of the average daily net assets.
  Upon request, we will furnish a customized illustration based on your individual circumstances and choice of annuity options.

                      STATEMENT OF ADDITIONAL INFORMATION

                         PFL IMMEDIATE INCOME ANNUITY

                                ISSUED THROUGH

                        PFL RETIREMENT BUILDER VARIABLE
                                ANNUITY ACCOUNT

                                  OFFERED BY
                          PFL LIFE INSURANCE COMPANY

                           4333 EDGEWOOD ROAD, N.E.
                         CEDAR RAPIDS, IOWA 52499-0001

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the PFL Immediate Income Annuity (the "Contract") offered by PFL Life Insurance Company. You may obtain a copy of the Prospectus
dated          , 1998, by calling 1-800-525-6205, or by writing to the
Administrative and Service Office, Financial Markets Division-Variable Annuity Dept., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001. The Prospectus sets forth information that a prospective investor should know before investing in a Contract. Terms used in the current Prospectus for the Contract are incorporated in this Statement of Additional Information.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT AND THE PFL RETIREMENT BUILDER VARIABLE ANNUITY ACCOUNT (THE "SEPARATE ACCOUNT").

                           Dated:             , 1998

                               TABLE OF CONTENTS

                                  PAGE
                                  ----
THE CONTRACT--GENERAL PROVISIONS    3
  Delay of Transfers                3
  Entire Contract                   3
  Assignment                        3
  Beneficiary                       3
  Change of Beneficiary             3
  Incontestability                  4
  Misstatement of Age or Sex        4
  Modification of Contract          4
  Nonparticipating                  4
  Owner                             4
  Proof of Death                    4
  Proof of Survival                 4
  Protection of Proceeds            4
FEDERAL TAX MATTERS                 5
  Tax Status of the Contract        5
  Diversification Requirements      5
  Owner Control                     5
  Required Distributions            5
  Taxation of PFL                   6
INVESTMENT EXPERIENCE               6
STATE REGULATION OF PFL             9
ADMINISTRATION                      9
RECORDS AND REPORTS                 9
DISTRIBUTION OF THE CONTRACTS       9
OTHER PRODUCTS                      9
CUSTODY OF ASSETS                   9
HISTORICAL PERFORMANCE DATA        10
  Money Market Yields              10
  Other Subaccount Yields          10
  Total Returns                    11
  Other Performance Data           12
  Hypothetical Performance Data    12
LEGAL MATTERS                      12
INDEPENDENT AUDITORS               12
OTHER INFORMATION                  12
FINANCIAL STATEMENTS               13

In order to supplement the description in the Prospectus, the following provides additional information about PFL and the Contract which may be of interest to a prospective purchaser.

                       THE CONTRACT--GENERAL PROVISIONS

DELAY OF TRANSFERS

When you transfer amounts among the Subaccounts, we will redeem shares of the appropriate Portfolios at their prices as of the end of the current Valuation Period. Generally any Subaccount you transfer to is credited at the same time. However, we may wait to credit the amount to a new Subaccount until a Subaccount you transfer from becomes liquid. This will happen only if (1) the Subaccount you transfer to invests in a Portfolio that accrues dividends on a daily basis and requires federal funds before accepting a purchase order, and
(2) the Subaccount you transfer from is investing in an equity Portfolio in an illiquid position due to substantial redemptions or transfers that require it to sell Portfolio securities in order to make funds available. The Subaccount you transfer from will be liquid when it receives proceeds from sales of Portfolio securities, the purchase of new Contracts, or otherwise. During any period that we wait to credit an Subaccount for this reason, the amount you transfer will be uninvested. After seven days the transfer will be made even if the Subaccount you transfer from is not liquid.

ENTIRE CONTRACT

The entire Contract is made up of the Contract, and any riders, endorsements, or application. No change in or waiver of any provision of the Contract is valid unless the change or waiver is signed by the President or Secretary of PFL.

ASSIGNMENT

The option to assign is only available for non-tax qualified annuities. Only you may make an assignment of this contract. You must notify us in writing to assign this contract. No change will apply to any action taken by us before the Written Notice was received. We are not responsible for the validity of the effect of an assignment.

BENEFICIARY

The Beneficiary is named in the Contract Specifications Section of the Contract or in a subsequent endorsement. More than one beneficiary may be named. The rights of any Beneficiary will be subject to all the provisions of the Contract. You may impose other limitations with our consent.

If any primary or contingent Beneficiary dies before the Annuitant, that Beneficiary's interest in this Contract ends with that Beneficiary's death. Only those Beneficiaries living at the time of the Annuitant's death will be eligible to receive their share of the death benefits. In the event no contingent Beneficiaries have been named and all primary Beneficiaries have died before the death benefits become payable, the Owner(s) will become the Beneficiary(ies) unless elected otherwise. If both primary and contingent Beneficiaries have been named, payment will be made to the named primary Beneficiaries living at the time the death proceeds become payable. If there is more than one Beneficiary and you failed to specify their interest, they will share equally. Payment will be made to the named contingent Beneficiary(ies) only if all primary Beneficiaries have died before the death benefits become payable. If any primary Beneficiary is alive at the time the death benefits become payable, but dies before receiving their payment, their share will be paid to their estate.

CHANGE OF BENEFICIARY

You may change the Beneficiary while the Annuitant is living, unless an irrevocable one has been named. Change is made by written notice. The change takes effect on the date the written notice was signed, and the written notice must have been postmarked on or before the date of the Annuitant's death. No change will apply to any

Annuity Payment made before the written notice was received. We may require return of the Contract for endorsement before making a change.

INCONTESTABILITY

The Contract is incontestable from the Contract Issue Date.

MISSTATEMENT OF SEX OR AGE

If the age or sex of any Annuitant has been misstated, the Annuity Payments will be those which the premium paid would have purchased for the correct age and sex. Any underpayment made by us will be paid with the next Annuity Payment. Any overpayment made by us will be deducted from future Annuity Payments. Any underpayment or overpayment will include interest at 5% per year, from the date of the incorrect payment to the date of the adjustment.

MODIFICATION OF CONTRACT

No change in the Contract is valid unless made in writing

NONPARTICIPATING

Your Contract is nonparticipating. This means we do not pay dividends on it. Your Contract will not share in our profits or surplus earnings.

OWNER

You, the owner, are named in the Contract Specifications Section. You may, while any Annuitant is living, exercise all rights granted by the Contract. These rights are subject to the rights of any assignee or living irrevocable Beneficiary. "Irrevocable" means that you have given up your right to change the Beneficiary named.

Unless we have been notified of a community or marital property interest in the Contract, we will rely on our good faith belief that no such interest exists and will assume no responsibility for inquiry.

PROOF OF DEATH

Any Beneficiary claiming an interest in the Contract must provide us in writing with due proof of death of the Payee/Annuitant and/or Secondary Annuitant (if any). We will not be responsible for Annuity Payments made before we receive due proof of death at the Administrative and Service Office.

PROOF OF SURVIVAL

If Annuity Payments under the Contract depend on a person being alive on a given date, proof of survival may be required by us prior to making Annuity Payments.

PROTECTION OF PROCEEDS

Unless you so direct by filing Written Notice with us, no beneficiary may assign payments under the Contract before the same are due. To the extent permitted by law, no payments under the Contract will be subject to the claims of creditors of any beneficiary.

                              FEDERAL TAX MATTERS

TAX STATUS OF THE CONTRACTS

The discussion in the prospectus assumes that the Contracts qualify as "annuity contracts" for federal income tax purposes under the Code.

Diversification Requirements. Section 817(h) of the Code provides that separate account investments underlying a contract must be "adequately diversified" in accordance with Treasury Department regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The Separate Account, through each underlying Fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Sub-Accounts may be invested. Although PFL does not have direct control over the Funds in which the Separate Account invests, PFL believes that each Fund will meet the diversification requirements, and therefore, the Contract will be treated as an annuity contract under the Code.

Owner Control. In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possessed incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policy-holders may direct their investments to particular Sub-Accounts without being treated as owners of the underlying assets."

The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the Contract Owner has the choice of several Sub-Accounts in which to allocate the Premium, and may be able to transfer among Sub-Accounts more frequently than in such rulings. In addition, the Contract provides for more Sub-Accounts than did the variable contracts that were the subject of the such rulings. These differences could result in a Contract Owner being treated as the owner of the assets of the Separate Account. In addition, PFL does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. PFL therefore reserves the right to modify the Contract as necessary to attempt to prevent the Contract Owner from being considered the owner of the Separate Account's assets.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to provide that: (a) if any Contract Owner dies on or after the Annuity Starting Date (as defined in the Prospectus) but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Contract Owner's death; and (b) if any Contract Owner dies prior to the Annuity Staring Date, the entire interest in the Contract will be distributed within five years after the date of the Contract Owner's death. These requirements will be considered satisfied as to any portion of the Contract Owner's interest that is payable to or for the benefit of a "designated beneficiary," and that is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of that Contract Owner's death. The "designated beneficiary" for these purposes is the person who becomes the new owner of the Contract upon a Contract Owner's death and must be a natural person. However, if the Contract Owner's sole designated beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner. The Code further provides that if the Contract Owner is not an individual, the primary Annuitant shall be treated as the Contract Owner for purposes of making distributions that are required to be made upon the death of the Contract Owner. (The Primary Annuitant is the individual the events in the life of whom are of primary importance in effecting the timing and amount of the payout under the Contract. If there is a change in the primary Annuitant, such change shall be treated as the death of the Contract Owner. The Contract does not permit a change of the Annuitants, however.

Non-Qualified Contracts contain provisions that are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. PFL will review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise. Qualified Contracts are subject to similar provisions.

TAXATION OF PFL

PFL at present is taxed as a life insurance company under part I of Subchapter L of the Code. The Separate Account is treated as part of PFL and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the Separate Account retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges will be made against the Separate Account for federal income taxes. If, in future years, any federal income taxes are incurred by PFL with respect to the Separate Account, we may make a charge to the Separate Account.

                             INVESTMENT EXPERIENCE

A "Net Investment Factor" is used to determine the value of Annuity Units and to determine the amount of annuity payments as follows:

ANNUITY UNIT VALUE AND ANNUITY PAYMENT RATES

The amount of Variable Annuity Payments will vary with Annuity Unit Values. Annuity Unit Values rise if the net investment performance of the Subaccount exceeds the assumed interest rate. Conversely, Annuity Unit Values fall if the net investment performance of the Subaccount is less than the assumed rate. The value of a variable Annuity Unit in each Subaccount was established at $1.00 on the date operations began for that Subaccount. The value of a variable Annuity Unit on any subsequent Business Day is equal to (a) multiplied by (b) multiplied by (c), where:

  (a)is the variable Annuity Unit Value for that Subaccount on the immediately preceding Business Day;

  (b)is the net investment factor for that Subaccount for the valuation period; and

  (c)is the daily factor for the valuation period.

The daily factor for the valuation period is a discount factor that reflects the Assumed Investment Return. The valuation period is the period from the close of the immediately preceding Business Day to the close of the current Business Day.

The net investment factor for the Contract used to calculate the value of a variable Annuity Unit in each Subaccount for the valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

  (a)  is the net result of:

    (1) the net asset value of a fund share held in that Subaccount determined at the end of the current valuation period; plus

    (2) the per share amount of any dividend or capital gain distributions made by the fund for shares held in that Subaccount if the ex-dividend date occurs during the valuation period; plus or minus

    (3) a per share charge or credit for any taxes reserved for, which we determine to have resulted from the investment operations of the Subaccount;

  (b) is the net asset value of a fund share held in that Subaccount determined as of the end of the immediately preceding valuation period; and

  (c) is an amount representing the Separate Account Charge as shown in the specifications section of the Contract.

The dollar amount of subsequent Variable Annuity Payments will depend upon changes in applicable Annuity Unit Values.

   ILLUSTRATIONS OF CALCULATIONS FOR ANNUITY UNIT VALUE AND VARIABLE ANNUITY
                                   PAYMENTS

FORMULA AND ILLUSTRATION FOR DETERMINING ANNUITY UNIT VALUE IN EACH SUBACCOUNT

Annuity Unit Value = V = A x B x C

Where: A = Annuity Unit Value for the immediately preceding Valuation Period.

    B = Net Investment Factor for the Valuation Period for which the
         Annuity Unit Value is being calculated.

    C = A daily factor to neutralize the assumed interest rate built into the Annuity Tables used.

    C = (1/(1+AIR))   (1/365) = 0.999892552 (4% AIR) or 0.999853324 (5.5%
    AIR)

For example, if the AIR is 6.5% and:

                                 A = $20 on the day prior to the first payment

                                 B = 1.01

                                 C =  1/(1.055)  (/1///365/) = .999853

Then, the Annuity Unit Value is equal to V
                                 = A x B x C
                                 = $20 x 1.01 x .999853
                                 = 20.1970

   FORMULA AND ILLUSTRATION FOR DETERMINING AMOUNT OF FIRST MONTHLY VARIABLE
                                ANNUITY PAYMENT

First Monthly Variable Annuity Payment = P = (D x E)/$1,000

Where:      D = The Contract Value as of the Contract Issue Date.

            E  = The Annuity purchase rate per $1,000 based upon the option selected, the sex and adjusted age of the Annuitant according to the tables contained in the Contract.

For example if:
            D = $100,000

            E  = 7.00

Then, the first Monthly Variable Annuity Payment = P = (D x E)/$1,000

                                       = ($100,000 x 7.00)/$1,000

                                       = $700

     FORMULA AND ILLUSTRATION FOR DETERMINING THE NUMBER OF ANNUITY UNITS
                              REPRESENTED BY EACH
 MONTHLY VARIABLE ANNUITY PAYMENT (ASSUMING INVESTMENT IN ONLY ONE SUBACCOUNT)

Number of Annuity Units = U = P/V

Where:      P = The dollar amount of the first Monthly Variable Annuity
            Payment.

            V  = The Annuity Unit Value for the Valuation Date on which the first monthly payment is due.

For example if:
            P = $700
            V  = 20.1970

Then, the number of Annuity Units = U = P/V
                             = $700/20.1970
                             = 34.6586 units

  FORMULA AND ILLUSTRATION FOR DETERMINING A FUTURE MONTHLY VARIABLE ANNUITY
                                 PAYMENT
                 (ASSUMING INVESTMENT IN ONLY ONE SUBACCOUNT)

Monthly Variable Annuity Payment = P = U x V

Where:
            U = The Number of Annuity Units

            V = The Annuity Unit Value for the Valuation Date on which the future monthly payment is due.

For example if:
            U = 34.6586

            V = 20.6970 (the Annuity Unit Value increased since issue)

Then, the Amount of the Monthly Variable Annuity Payment = U x V
                                            = 34.6589 x 20.6970
                                            = $717.34

If the Annuity Unit Value had actually decreased to V = 19.6970, the resulting Monthly Variable Annuity Payment would
            = U x V
            = 34.6589 x 19.6970
            = $682.68

Illustration 4 assumes that no transfers or withdrawals are made between determining the Number of Annuity Units and determining the future Monthly Variable Annuity Payment; therefore, the Number of Annuity Units in Illustrations 3 and 4 are the same.

                            STATE REGULATION OF PFL

We are subject to the laws of Iowa governing insurance companies and to regulation by the Iowa Division of Insurance. An annual statement in a prescribed form is filed with the Division of Insurance each year covering our operation for the preceding year and its financial condition as of the end of such year. Regulation by the Division of Insurance includes periodic examination to determine our contract liabilities and reserves so that the Division may determine the items are correct. Our books and accounts are subject to review by the Division of Insurance at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we may operate.

                                ADMINISTRATION

We perform administrative services for the Contracts. These services include issuance of the Contracts, maintenance of records concerning the Contracts, and certain valuation services.

                              RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by us. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, we will mail to all Contract Owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Contract Owners will also receive confirmation of each financial transaction and any other reports required by law or regulation.

                         DISTRIBUTION OF THE CONTRACTS

The Contracts are offered to the public through brokers licensed under the federal securities laws and state insurance laws. The offering of the Contracts is continuous and we do not anticipate discontinuing the offering of the Contracts. However, we reserve the right to discontinue the offering of the Contracts.

AFSG Securities Corporation, our affiliate, is the principal underwriter of the Contracts and may enter into agreements with broker-dealers for the distribution of the Contracts. Prior to April 30, 1998, AEGON USA Securities, Inc. (also our affiliate) was the principal underwriter for other contracts issued through the Separate Account. During 1997 the amount paid to AEGON USA Securities, Inc. and/or the broker-dealers for their services was $2,337,939.76. No fees had been paid to AEGON USA Securities, Inc. and/or the broker/dealers for their services to the Separate Account during 1996 or prior years.

                                OTHER PRODUCTS

We make other variable annuity contracts available that may also be funded through the Separate Account. These variable annuity contracts may have different features, such as different investment options or charges.

                               CUSTODY OF ASSETS

The assets of each of the Subaccounts of the Separate Account are held by us. The assets of each of the Subaccounts of the Separate Account are segregated and held separate and apart from the assets of the other Subaccounts and from our general account assets. We maintain records of all purchases and redemptions of shares of the Underlying Funds held by each of the Subaccounts. Additional protection for the assets of the Separate Account is afforded by our fidelity bond, presently in the amount of $5,000,000, covering the acts of our officers and employees.

                          HISTORICAL PERFORMANCE DATA

MONEY MARKET YIELDS

We may from time to time disclose the current annualized yield of the Money Market Subaccount for a 7-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the 7-day period in the value of a hypothetical account having a balance of 1 unit at the beginning of the 7-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects (i) net income from the Portfolio attributable to the hypothetical account; and (ii) charges and deductions imposed under a Contract that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for the Separate Account Charge. Current Yield will be calculated according to the following formula:

                   Current Yield = ((NCS x ES)/UV) x (365/7)

Where:

NCS = The net change in the value of the Portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

ES = Per unit expenses of the Subaccount for the 7-day period.

UV = The unit value on the first day of the 7-day period.

Because of the charges and deductions imposed under a Contract, the yield for the Money Market Subaccount will be lower than the yield for the Money Market Portfolio. The yield calculations do not reflect the effect of any premium taxes or withdrawal charges that may be applicable to a particular Contract.

We may also disclose the effective yield of the Money Market Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the base period return according to the following formula:

               Effective Yield = (1 + ((NCS-ES)/UV))/365///7/-1

Where:

NCS = The net change in the value of the account (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

ES = Per unit expenses of the Subaccount for the 7-day period.

UV = The unit value on the first day of the 7-day period.

The yield on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Subaccount actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types and quality of portfolio securities held by the Money Market Portfolio and its operating expenses.

OTHER SUBACCOUNT YIELDS

We may from time to time advertise or disclose the current annualized yield of one or more of the Subaccounts of the Separate Account (except the Money Market Subaccount) for 30-day periods. The annualized yield of a

Subaccount refers to income generated by the Subaccount over a specific 30-day period. Because the yield is annualized, the yield generated by a Subaccount during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by: (i) dividing the net investment income of the Subaccount less Subaccount expenses for the period, by (ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, compounding that yield for a 6-month period, and (iv) multiplying that result by 2. Expenses attributable to the Subaccount include the Separate Account Charge. The 30-day yield is calculated according to the following formula:

                  Yield = 2 x ((((NI-ES)/(U x UV)) + 1)/6/-1)

Where:

NI = Net investment income of the Subaccount for the 30-day period attributable to the Subaccount's unit.

ES= Expenses of the Subaccount for the 30-day period.

U = The average number of units outstanding.

UV = The unit value at the close (highest) of the last day in the 30-day period.

Because of the charges imposed by the Separate Account, the yield for a Subaccount of the Separate Account will be lower than the yield for its corresponding Portfolio. The yield calculations do not reflect the effect of any premium taxes or withdrawal charges that may be applicable to a particular Contract.

The yield on amounts held in the Subaccounts of the Separate Account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A Subaccount's actual yield is affected by the types and quality of its investments and its operating expenses.

TOTAL RETURNS

We may from time to time also advertise or disclose total returns for one or more of the Subaccounts of the Separate Account for various periods of time. One of the periods of time will include the period measured from the date the Subaccount commenced operations. When a Subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

Total returns will be calculated using Subaccount Unit Values which we calculate on each Business Day based on the performance of the Subaccount's underlying Portfolio, and the deduction for the Separate Account Charge. Total return calculations will reflect the effect of withdrawal charges that may be applicable to a particular period. The total return will then be calculated according to the following formula:

                             P (1 + T)n = ERV

Where:

T = The average annual total return net of Subaccount recurring charges.

ERV = The ending redeemable value of the hypothetical account at the end of the period.

P = A hypothetical initial payment of $1,000.

N = The number of years in the period.

OTHER PERFORMANCE DATA

We may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be identical to the standard format except that no withdrawal charge will be reflected.

We may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula assuming that there is no withdrawal charge.

                               CTR = (ERV / P)-1

Where:

CTR = The cumulative total return net of Subaccount recurring charges for the period.

ERV = The ending redeemable value of the hypothetical investment at the end of the period.

P = A hypothetical initial payment of $1,000.

All non-standard performance data will only be advertised if the standard performance data for the same period, as well as for the required period, is also disclosed.

HYPOTHETICAL PERFORMANCE DATA

From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date the Separate Account commenced operations. Such performance information for the Subaccounts will be calculated based on the performance of the various Portfolios and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Portfolios, with the level of Contract charges that were in effect at the inception of the Subaccounts.

                                 LEGAL MATTERS

Legal advice relating to certain matters under the federal securities laws applicable to the issue and sale of the Contracts has been provided to us by Sutherland, Asbill & Brennan LLP, of Washington D.C.

                             INDEPENDENT AUDITORS

Our Financial Statements as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, included in this Statement of Additional Information have been audited by Ernst & Young LLP, Independent Auditors, Suite 3400, 801 Grand Avenue, Des Moines, Iowa 50309.

                               OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the Prospectus or this Statement of Additional Information. Statements contained in the Prospectus and this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                             FINANCIAL STATEMENTS

The values of the interest of Owners in the Separate Account will be affected solely by the investment results of the selected Subaccount(s). Our Financial Statements, which are included in this Statement of Additional Information, should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                     FINANCIAL STATEMENTS--STATUTORY BASIS

                           PFL LIFE INSURANCE COMPANY

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                      WITH REPORT OF INDEPENDENT AUDITORS

                           PFL LIFE INSURANCE COMPANY

                     FINANCIAL STATEMENTS--STATUTORY BASIS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                    CONTENTS

Report of Independent Auditors..............................................   1
Audited Financial Statements
  Balance Sheets--Statutory Basis...........................................   2
  Statements of Operations--Statutory Basis.................................   3
  Statements of Changes in Capital and Surplus--Statutory Basis.............   4
  Statements of Cash Flows--Statutory Basis.................................   5
  Notes to Financial Statements--Statutory Basis............................   6

                [LETTERHEAD OF ERNST & YOUNG LLP APPEARS HERE]

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
PFL Life Insurance Company

  We have audited the accompanying statutory-basis balance sheets of PFL Life Insurance Company as of December 31, 1997 and 1996, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1997. Our audits also included the accompanying statutory-basis financial statement schedules required by Article 7 of Regulation S-X. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

  In our opinion, because of the effects of the matters described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of PFL Life Insurance Company at December 31, 1997 and 1996, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1997.

  Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFL Life Insurance Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                               /s/ Ernst & Young LLP

February 27, 1998

                           PFL LIFE INSURANCE COMPANY

                        BALANCE SHEETS--STATUTORY BASIS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  DECEMBER 31
                                                             ---------------------
                                                                1997       1996
                                                             ---------- ----------
                      ADMITTED ASSETS
                      ---------------
Cash and invested assets:
 Cash and short-term investments............................ $   23,939 $   50,737
 Bonds......................................................  4,913,144  4,773,433
 Stocks:
   Preferred................................................      2,750      3,097
   Common (cost: 1997--$33,058; 1996--$23,212)..............     42,345     32,038
   Affiliated entities (cost: 1997--$10,798; 1996--
    $14,893)................................................      8,031      6,934
 Mortgage loans on real estate..............................    935,207    911,705
 Real estate, at cost less accumulated depreciation ($8,655
  in 1997; $11,338 in 1996):
   Home office properties...................................      8,283     10,372
   Properties acquired in satisfaction of debt..............     11,814     12,260
   Investment properties....................................     36,416     35,922
 Policy loans...............................................     57,136     54,214
 Other invested assets......................................     29,864     16,343
                                                             ---------- ----------
     Total cash and invested assets.........................  6,068,929  5,907,055
Premiums deferred and uncollected...........................     16,101     16,345
Accrued investment income...................................     69,662     70,401
Short-term notes receivable from affiliate..................        --      53,900
Federal income taxes recoverable............................        --       4,018
Transfers from separate accounts............................     60,193     38,528
Other assets................................................     37,624     31,215
Separate account assets.....................................  2,517,365  1,844,515
                                                             ---------- ----------
     Total admitted assets.................................. $8,769,874 $7,965,977
                                                             ========== ==========
            LIABILITIES AND CAPITAL AND SURPLUS
            -----------------------------------
Liabilities:
 Aggregate reserves for policies and contracts:
   Life..................................................... $  884,018 $  736,100
   Annuity..................................................  4,204,125  4,408,419
   Accident and health......................................    169,328    139,269
 Policy and contract claim reserves:
   Life.....................................................      8,635      7,369
   Accident and health......................................     57,713     66,988
 Other policyholders' funds.................................    143,831    126,672
 Remittances and items not allocated........................    153,745     64,064
 Asset valuation reserve....................................     69,825     54,851
 Interest maintenance reserve...............................     30,287     23,745
 Federal income taxes payable...............................      1,889        --
 Short-term notes payable to affiliates.....................     16,400        --
 Other liabilities..........................................     75,070     70,663
 Payable to affiliates......................................     13,240      4,975
 Separate account liabilities...............................  2,512,406  1,844,515
                                                             ---------- ----------
     Total liabilities......................................  8,340,512  7,547,630
Commitments and contingencies
Capital and surplus:
 Common stock, $10 par value, 500 shares authorized, 266
  issued and outstanding....................................      2,660      2,660
 Paid-in surplus............................................    154,282    154,129
 Unassigned surplus.........................................    272,420    261,558
                                                             ---------- ----------
     Total capital and surplus..............................    429,362    418,347
                                                             ---------- ----------
     Total liabilities and capital and surplus.............. $8,769,874 $7,965,977
                                                             ========== ==========

                            See accompanying notes.

                           PFL LIFE INSURANCE COMPANY

                   STATEMENTS OF OPERATIONS--STATUTORY BASIS
                             (DOLLARS IN THOUSANDS)

                                                 YEAR ENDED DECEMBER 31
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Revenues:
  Premiums and other considerations, net
   of reinsurance:
    Life..................................  $  202,435  $  204,872  $  114,704
    Annuity...............................     657,695     725,966     921,452
    Accident and health...................     207,982     227,862     232,738
  Net investment income...................     446,424     428,337     392,685
  Amortization of interest maintenance re-
   serve..................................       3,645       2,434       4,341
  Commissions and expense allowances on
   reinsurance ceded......................      49,859      73,931      77,071
                                            ----------  ----------  ----------
                                             1,568,040   1,663,402   1,742,991
Benefits and expenses:
  Benefits paid or provided for:
    Life and accident and health bene-
     fits.................................     146,583     147,024     146,346
    Surrender benefits....................     658,071     512,810     498,626
    Other benefits........................     126,495     101,288      88,607
  Increase (decrease) in aggregate re-
   serves for
   policies and contracts:
    Life..................................     149,575     140,126      50,071
    Annuity...............................    (203,139)    188,002     528,330
    Accident and health...................      30,059      26,790      17,694
    Other.................................      16,998      19,969      16,017
                                            ----------  ----------  ----------
                                               924,642   1,136,009   1,345,691
Insurance expenses:
  Commissions.............................     157,300     177,466     200,706
  General insurance expenses..............      57,571      57,282      57,623
  Taxes, licenses and fees................       8,715      13,889      15,700
  Net transfers to separate accounts......     297,480     171,785      42,981
  Other expenses..........................         119         526         760
                                            ----------  ----------  ----------
                                               521,185     420,948     317,770
                                            ----------  ----------  ----------
                                             1,445,827   1,556,957   1,663,461
                                            ----------  ----------  ----------
Gain from operations before federal income
 taxes and net realized capital gains
 (losses) on investments..................     122,213     106,445      79,530
Federal income tax expense................      43,381      41,177      33,335
                                            ----------  ----------  ----------
Gain from operations before net realized
 capital gains (losses) on investments....      78,832      65,268      46,195
Net realized capital gains (losses) on in-
 vestments (net of related federal income
 taxes and amounts
 transferred to interest maintenance re-
 serve)...................................       7,159      (3,503)    (18,096)
                                            ----------  ----------  ----------
Net income................................  $   85,991  $   61,765  $   28,099
                                            ==========  ==========  ==========

                            See accompanying notes.

                           PFL LIFE INSURANCE COMPANY

         STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS--STATUTORY BASIS
                             (DOLLARS IN THOUSANDS)

                                                                       TOTAL
                                                                      CAPITAL
                                           COMMON PAID-IN  UNASSIGNED   AND
                                           STOCK  SURPLUS   SURPLUS   SURPLUS
                                           ------ -------- ---------- --------
Balance at January 1, 1995................ $2,660 $114,129  $211,552  $328,341
  Capital contribution....................    --    40,000       --     40,000
  Net income for 1995.....................    --       --     28,099    28,099
  Net unrealized capital losses...........    --       --     (7,574)   (7,574)
  Decrease in non-admitted assets.........    --       --         50        50
  Increase in asset valuation reserve.....    --       --     (5,946)   (5,946)
  Surplus effect of ceding commissions
   associated with the sale of a
   division...............................    --       --         35        35
  Cancellation of reinsurance agreement...    --       --        585       585
  Amendment of reinsurance agreement......    --       --        419       419
  Transfer of subsidiary investment to
   stockholder............................    --       --     (3,250)   (3,250)
  Change in reserve valuation methodolo-
   gy.....................................    --       --       (501)     (501)
  Increase in liability for reinsurance in
   unauthorized companies.................    --       --     (2,730)   (2,730)
                                           ------ --------  --------  --------
Balance at December 31, 1995..............  2,660  154,129   220,739   377,528
  Net income for 1996.....................    --       --     61,765    61,765
  Net unrealized capital gains............    --       --      2,351     2,351
  Increase in non-admitted assets.........    --       --       (148)     (148)
  Increase in asset valuation reserve.....    --       --    (10,930)  (10,930)
  Dividend to stockholder.................    --       --    (20,000)  (20,000)
  Prior period adjustment.................    --       --      5,025     5,025
  Surplus effect of sale of a division....    --       --       (384)     (384)
  Surplus effect of ceding commission
   associated with the sale of a
   division...............................    --       --         29        29
  Amendment of reinsurance agreement......    --       --        421       421
  Decrease in liability for reinsurance in
   unauthorized companies.................    --       --      2,690     2,690
                                           ------ --------  --------  --------
Balance at December 31, 1996..............  2,660  154,129   261,558   418,347
  Capital contribution....................    --       153       --        153
  Net income for 1997.....................    --       --     85,991    85,991
  Net unrealized capital gains............    --       --      3,592     3,592
  Increase in non-admitted assets.........    --       --       (481)     (481)
  Increase in asset valuation reserve.....    --       --    (14,974)  (14,974)
  Dividend to stockholder.................    --       --    (62,000)  (62,000)
  Surplus effect of sale of a division....    --       --       (161)     (161)
  Surplus effect of ceding commissions
   associated with the sale of a
   division...............................    --       --          5         5
  Surplus effect of amendment of reinsur-
   ance agreement.........................    --       --        389       389
  Surplus effect of reinsurance agree-
   ment...................................    --       --        402       402
  Increase in liability for reinsurance in
   unauthorized companies.................    --       --     (1,901)   (1,901)
                                           ------ --------  --------  --------
Balance at December 31, 1997.............. $2,660 $154,282  $272,420  $429,362
                                           ====== ========  ========  ========

                            See accompanying notes.

                           PFL LIFE INSURANCE COMPANY

                   STATEMENTS OF CASH FLOWS--STATUTORY BASIS
                             (DOLLARS IN THOUSANDS)

                                                YEAR ENDED DECEMBER 31
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
OPERATING ACTIVITIES
Premiums and other considerations, net
 of reinsurance.........................  $ 1,119,936  $ 1,240,748  $ 1,353,407
Net investment income...................      452,091      431,456      398,051
Life and accident and health claims.....     (154,383)    (147,556)    (140,798)
Surrender benefits and other fund with-
 drawals................................     (658,071)    (512,810)    (498,626)
Other benefits to policyholders.........     (126,462)    (101,254)     (88,519)
Commissions, other expenses and other
 taxes..................................     (225,042)    (248,321)    (278,241)
Net transfers to separate accounts......     (319,146)    (210,312)     (42,981)
Federal income taxes, excluding tax on
 capital gains..........................      (47,909)     (35,551)     (32,905)
Cash paid in conjunction with an
 amendment of a reinsurance agreement...       (4,826)      (5,812)
Repayment of intercompany notes and re-
 ceivables, net.........................          --           --       (48,070)
Cash received in connection with a
 reinsurance agreement..................        1,477          --           --
Other, net..............................       89,693      (41,677)      62,345
                                          -----------  -----------  -----------
Net cash provided by operating
 activities.............................      127,358      368,911      683,663
INVESTING ACTIVITIES
Proceeds from investment sold, matured
 or repaid:
  Bonds and preferred stocks............    3,284,095    2,112,831    1,757,229
  Common stocks.........................       34,004       27,214       20,338
  Mortgage loans on real estate.........      138,162       74,351       36,550
  Real estate...........................        6,897       18,077       23,203
  Cash received from ceding commissions
   associated with the sale of a
   division.............................            8           45           55
  Other.................................       57,683       22,568        8,258
                                          -----------  -----------  -----------
                                            3,520,849    2,255,086    1,845,633
Cost of investments acquired:
  Bonds and preferred stocks............   (3,411,442)  (2,270,105)  (2,294,195)
  Common stocks.........................      (37,339)     (29,799)     (23,284)
  Mortgage loans on real estate.........     (159,577)    (324,381)    (192,292)
  Real estate...........................       (2,013)        (222)     (10,188)
  Policy loans..........................       (2,922)      (1,539)        (877)
  Cash paid in association with the sale
   of a division........................          --          (539)         --
  Cash paid in conjunction with sales of
   a division...........................         (591)        (123)         --
  Other.................................      (15,674)      (6,404)      (2,670)
                                          -----------  -----------  -----------
                                           (3,629,558)  (2,633,112)  (2,523,506)
                                          -----------  -----------  -----------
Net cash used in investing activities...     (108,709)    (378,026)    (677,873)

FINANCING ACTIVITIES
Issuance of short-term intercompany
 notes payable..........................       16,400          --        40,000
Capital contribution....................          153          --           --
Dividends to stockholder................      (62,000)     (20,000)         --
                                          -----------  -----------  -----------
Net cash provided by (used in) financing
 activities.............................      (45,447)     (20,000)      40,000
                                          -----------  -----------  -----------
Increase (decrease) in cash and short-
 term investments.......................      (26,798)     (29,115)      45,790
Cash and short-term investments at be-
 ginning of year........................       50,737       79,852       34,062
                                          -----------  -----------  -----------
Cash and short-term investments at end
 of year................................  $    23,939  $    50,737  $    79,852
                                          ===========  ===========  ===========

                            See accompanying notes.

                          PFL LIFE INSURANCE COMPANY

                NOTES TO FINANCIAL STATEMENTS--STATUTORY BASIS

                               DECEMBER 31, 1997
                            (DOLLARS IN THOUSANDS)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

  PFL Life Insurance Company ("the Company") is a stock life insurance company and is a wholly-owned subsidiary of First AUSA Life Insurance Company ("First AUSA"), which, in turn, is a wholly-owned subsidiary of AEGON USA, Inc. ("AEGON"). AEGON is a wholly-owned subsidiary of AEGON nv, a holding company organized under the laws of The Netherlands.

  In connection with the sale of certain affiliated companies, the Company has assumed various blocks of business from these former affiliates through mergers. In addition, the Company has canceled or entered into several coinsurance and reinsurance agreements with affiliates and non-affiliates. The following is a description of those transactions:

 . During 1996, the Company sold its North Richland Hills, Texas health administrative operations known as The Insurance Center. The transaction resulted in the transfer of substantially all employees and office facilities to United Insurance Companies, Inc. ("UICI"). All inforce business will continue to be shared by UICI and the Company and its affiliates through the existing coinsurance agreements. After a short transition period, all new business produced by United Group Association, an independent insurance agency, will be written by the insurance subsidiaries of UICI and will not be shared with the Company and its affiliates through coinsurance arrangements. As a result of the sale, during 1996 the Company transferred $123 in assets, substantially all of which was cash, and $70 of liabilities. The difference between the assets and liabilities of $(53) plus a tax credit of $19 was charged directly to unassigned surplus. During 1997, the Company transferred $591 in assets, substantially all of which was cash and $343 of liabilities. The difference between the assets and liabilities of $(248) net of a tax credit of $87 was charged directly to unassigned surplus.

 . Effective December 31, 1995, the Company canceled a coinsurance agreement with its parent, First AUSA. As a result of the cancellation, the Company transferred $825 of assets and $1,712 of liabilities. The difference between the assets and liabilities, net of a tax effect of $302 was credited directly to unassigned surplus.

 . On January 1, 1994, the Company entered into an agreement with a non-affiliate reinsurer to increase the reinsurance ceded by 2 1/2% each year (primarily group health business). As a result, the Company transferred $4,303 in assets and liabilities of $4,467 during 1995. The difference between the assets and liabilities of $164, plus a tax credit of $255, was credited directly to unassigned surplus. During 1996, the Company transferred $5,991 in assets, including $5,812 of cash and short-term investments and liabilities of $6,146. The difference between the assets and liabilities of $155, plus a tax credit of $266 was credited directly to unassigned surplus. During 1997, the Company transferred $5,045 in assets, including $4,826 of cash and short-term investments, and liabilities of $5,164. The difference between the assets and liabilities of $119 plus a tax credit of $270 was credited directly to unassigned surplus.

 . During 1993, the Company sold the Oakbrook Division (primarily group health business). The initial transfer of risk occurred through an indemnity reinsurance agreement. The policies will then be assumed by the reinsurer by novation as state regulatory and policyholder approvals are received. During 1996, the Company paid $539 in association with this sale; the payment, net of a tax credit of $189, were charged

                          PFL LIFE INSURANCE COMPANY
   directly to unassigned surplus. In addition, the Company will receive from the third party administrator a ceding commission of one percent of the premiums collected between January 1, 1994 and December 31, 1996. As a result of the sale, in 1995, the Company received $55 for ceding commissions; the commissions net of the related tax effect of $20 was credited directly to unassigned surplus. During 1996, the Company received $45 for ceding commissions; the commissions net of the related tax effect of $(16) was charged directly to unassigned surplus. In 1997, the Company received $8 for ceding commissions; the commissions net of the related tax effect of $3 was credited directly to unassigned surplus.

 . During 1997, the Company entered into a reinsurance agreement with a non-affiliate. As a result of the agreement, the Company received $1,480 of assets, including $1,477 of cash and short-term securities, and $861 of liabilities. The difference between the assets and liabilities of $619, net of a tax effect of $217 was credited directly to unassigned surplus.

NATURE OF BUSINESS

  The Company sells individual non-participating whole life, endowment and term contracts, as well as a broad line of single fixed and flexible premium annuity products. In addition, the Company offers group life, universal life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia. Sales of the Company's products are primarily through the Company's agents and financial institutions.

BASIS OF PRESENTATION

  The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Significant estimates and assumptions are utilized in the calculation of aggregate policy reserves, policy and contract claim reserves, guaranty fund assessment accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the financial statements.

  The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ in some respects from generally accepted accounting principles. The more significant of these differences are as follows: (a) bonds are generally reported at amortized cost rather than segregating the portfolio into held-to-maturity (reported at amortized cost), available-for-sale (reported at fair value), and trading (reported at fair value) classifications; (b) acquisition costs of acquiring new business are charged to current operations as incurred rather than deferred and amortized over the life of the policies; (c) policy reserves on traditional life products are based on statutory mortality rates and interest which may differ from reserves based on reasonable assumptions of expected mortality, interest, and withdrawals which include a provision for possible unfavorable deviation from such assumptions; (d) policy reserves on certain investment products use discounting methodologies based on statutory interest rates rather than full account values; (e) reinsurance amounts are netted against the corresponding asset or liability rather than shown as gross amounts on the balance sheet; (f) deferred income taxes are not provided for the difference between the financial statement and income tax bases of assets and liabilities; (g) net realized gains or losses attributed to changes in the level of

                          PFL LIFE INSURANCE COMPANY
interest rates in the market are deferred and amortized over the remaining life of the bond or mortgage loan, rather than recognized as gains or losses in the statement of operations when the sale is completed; (h) potential declines in the estimated realizable value of investments are provided for through the establishment of a formula-determined statutory investment reserve (reported as a liability) changes to which are charged directly to surplus, rather than through recognition in the statement of operations for declines in value, when such declines are judged to be other than temporary; (i) certain assets designated as "non-admitted assets" have been charged to surplus rather than being reported as assets; (j) revenues for universal life and investment products consist of premiums received rather than policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed; (k) pension expense is recorded as amounts are paid; (l) adjustments to federal income taxes of prior years are charged or credited directly to unassigned surplus, rather than reported as a component of expense in the statement of operations; (m) gains or losses on dispositions of business are charged or credited directly to unassigned surplus rather than being reported in the statement of operations; and (n) a liability is established for "unauthorized reinsurers" and changes in this liability are charged or credited directly to unassigned surplus. The effects of these variances have not been determined by the Company.

  The National Association of Insurance Commissioners (NAIC) currently is in the process of recodifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project, which is expected to be completed in 1998, will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements.

CASH AND CASH EQUIVALENTS

  For purposes of the statements of cash flows, the Company considers all highly liquid investments with remaining maturity of one year or less when purchased to be cash equivalents.

INVESTMENTS

  Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts. Amortization is computed using methods which result in a level yield over the expected life of the security. The Company reviews its prepayment assumptions on mortgage and other asset backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Investments in preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or market. Common stocks of affiliated and unaffiliated companies, which includes shares of mutual funds (money market and other), are carried at market. Real estate is reported at cost less allowances for depreciation. Depreciation is computed principally by the straight-line method. Policy loans are reported at unpaid principal. Other invested assets consist principally of investments in various joint ventures and are recorded at equity in underlying net assets. Other "admitted assets" are valued, principally at cost, as required or permitted by Iowa Insurance Laws.

  Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The Asset Valuation Reserve (AVR) is established by the Company to provide for potential losses in the event of default by issuers

                          PFL LIFE INSURANCE COMPANY
of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the Interest Maintenance Reserve (IMR), the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

  Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 1997, 1996 and 1995, the Company excluded investment income due and accrued of $177, $1,541 and $2,272, respectively, with respect to such practices.

  The Company uses interest rate swaps and caps as part of its overall interest rate risk management strategy for certain life insurance and annuity products. The Company entered into several interest rate swap contracts to modify the interest rate characteristics of the underlying liabilities. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

  The Company has entered into interest-rate cap agreements to hedge the exposure of changing interest rates. The cash flows from the interest rate caps will help offset losses that might occur from changes in interest rates. The cost of such agreements is included in interest expense ratably during the life of the agreement. Income received as a result of the cap agreement will be recognized in investment income as earned. Unamortized cost of the agreements is included in other assets.

AGGREGATE POLICY RESERVES

  Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based on statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

  The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958 and 1980 Commissioners' Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

  Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.50 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

  Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

                          PFL LIFE INSURANCE COMPANY

POLICY AND CONTRACT CLAIM RESERVES

  Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

SEPARATE ACCOUNTS

  Assets held in trust for purchases of variable annuity contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at market. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the policyholders and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The separate accounts do not have any minimum guarantees and the investment risks associated with market value changes are borne entirely by the policyholders. The Company received variable contract premiums of $281,095, $227,864 and $133,386 in 1997, 1996 and 1995, respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the market value of the underlying assets less the current surrender charge.

RECLASSIFICATIONS

  Certain reclassifications have been made to the 1996 and 1995 financial statements to conform to the 1997 presentation.

2. FAIR VALUES OF FINANCIAL INSTRUMENTS

  Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statutory-basis balance sheet, for which it is practicable to estimate that value. SFAS No. 119, Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments, requires additional disclosure about derivatives. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement of Financial Accounting Standards No. 107 and No. 119 exclude certain financial instruments and all nonfinancial instruments from their disclosure requirements and allow companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

    Investment securities: Fair values for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For

                          PFL LIFE INSURANCE COMPANY
  fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities are based on quoted market prices.

    Mortgage loans and policy loans: The fair values for mortgage loans are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal their carrying value.

    Investment contracts: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

    Interest rate cap and interest rate swaps: Estimated fair value of the interest rate cap is based upon the latest quoted market price.

  Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

  The following sets forth a comparison of the fair values and carrying values of the Company's financial instruments subject to the provisions of Statement of Financial Accounting Standards No. 107 and No. 119:

                                                    DECEMBER 31
                                    -------------------------------------------
                                            1997                  1996
                                    --------------------- ---------------------
                                     CARRYING              CARRYING
                                      VALUE    FAIR VALUE   VALUE    FAIR VALUE
                                    ---------- ---------- ---------- ----------
ADMITTED ASSETS
Bonds.............................. $4,913,144 $5,046,527 $4,773,433 $4,867,770
Preferred stocks...................      2,750      8,029      3,097      7,133
Common stocks......................     42,345     42,345     32,038     32,038
Affiliated common stock............      8,031      8,031      6,934      6,934
Mortgage loans on real estate......    935,207    983,720    911,705    922,010
Policy loans.......................     57,136     57,136     54,214     54,214
Cash and short-term investments....     23,939     23,939     50,737     50,737
Interest rate cap..................      5,618      1,513      6,797      6,975
Interest rate swaps................        --       2,546        --         --
Separate account assets............  2,517,365  2,517,365  1,844,515  1,844,515

LIABILITIES
Investment contract liabilities....  4,345,181  4,283,461  4,532,568  4,398,630
Separate account liabilities.......  2,452,205  2,452,205  1,803,057  1,803,057

                           PFL LIFE INSURANCE COMPANY

3. INVESTMENTS

  The carrying value and estimated fair value of investments in debt securities were as follows:

                                                 GROSS      GROSS
                                     CARRYING  UNREALIZED UNREALIZED ESTIMATED
                                      VALUE      GAINS      LOSSES   FAIR VALUE
                                    ---------- ---------- ---------- ----------
DECEMBER 31, 1997
Bonds:
  United States Government and
   agencies........................ $  188,241  $  2,562   $    (21) $  190,782
  State, municipal and other
   government......................     61,532     2,584     (1,774)     62,342
  Public utilities.................    121,582     5,384     (2,952)    124,014
  Industrial and miscellaneous.....  1,955,587    85,233     (7,752)  2,033,068
  Mortgage-backed securities.......  2,586,202    55,382     (5,263)  2,636,321
                                    ----------  --------   --------  ----------
                                     4,913,144   151,145    (17,762)  5,046,527
Preferred stocks...................      2,750     5,279        --        8,029
                                    ----------  --------   --------  ----------
                                    $4,915,894  $156,424   $(17,762) $5,054,556
                                    ==========  ========   ========  ==========
DECEMBER 31, 1996
Bonds:
  United States Government and
   agencies........................ $  136,450  $  3,301   $    180  $  139,571
  State, municipal and other
   government......................     59,644     1,906        177      61,373
  Public utilities.................    147,918     5,616      1,020     152,514
  Industrial and miscellaneous.....  1,958,681    64,710      8,105   2,015,286
  Mortgage-backed securities.......  2,470,740    43,896     15,610   2,499,026
                                    ----------  --------   --------  ----------
                                     4,773,433   119,429     25,092   4,867,770
Preferred stocks...................      3,097     4,036        --        7,133
                                    ----------  --------   --------  ----------
                                    $4,776,530  $123,465   $ 25,092  $4,874,903
                                    ==========  ========   ========  ==========

  The carrying value and estimated fair value of bonds at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           CARRYING  ESTIMATED
                                                            VALUE    FAIR VALUE
                                                          ---------- ----------
   Due in one year or less............................... $  132,834 $  133,608
   Due after one year through five years.................  1,036,862  1,066,474
   Due after five years through ten years................    886,542    915,229
   Due after ten years...................................    270,704    294,895
                                                          ---------- ----------
                                                           2,326,942  2,410,206
   Mortgage and other asset-backed securities............  2,586,202  2,636,321
                                                          ---------- ----------
                                                          $4,913,144 $5,046,527
                                                          ========== ==========

                          PFL LIFE INSURANCE COMPANY

  A detail of net investment income is presented below:

                                                       YEAR ENDED DECEMBER 31
                                                     --------------------------
                                                       1997     1996     1995
                                                     -------- -------- --------
Interest on bonds and notes......................... $373,496 $364,356 $342,182
Dividends on equity investments.....................    1,460    1,436    1,822
Interest on mortgage loans..........................   80,266   69,418   52,702
Rental income on real estate........................    7,501    9,526   10,443
Interest on policy loans............................    3,400    3,273    3,112
Other investment income.............................      613    1,799    1,803
                                                     -------- -------- --------
Gross investment income.............................  466,736  449,808  412,064
Investment expenses.................................   20,312   21,471   19,379
                                                     -------- -------- --------
Net investment income............................... $446,424 $428,337 $392,685
                                                     ======== ======== ========

  Proceeds from sales and maturities of debt securities and related gross realized gains and losses were as follows:

                                                 YEAR ENDED DECEMBER 31
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Proceeds................................... $3,284,095  $2,112,831  $1,757,229
                                            ==========  ==========  ==========
Gross realized gains....................... $   30,094  $   19,876  $   19,721
Gross realized losses......................    (17,265)    (19,634)    (34,399)
                                            ----------  ----------  ----------
Net realized gains (losses)................ $   12,829  $      242  $  (14,678)
                                            ==========  ==========  ==========

  At December 31, 1997, investments with an aggregate carrying value of $5,944,376 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

  Realized investment gains (losses) and changes in unrealized gains (losses) for investments are summarized below:

                                                            REALIZED
                                                    ---------------------------
                                                     YEAR ENDED DECEMBER 31
                                                    ---------------------------
                                                      1997     1996      1995
                                                    --------  -------  --------
Debt securities.................................... $ 12,829  $   242  $(14,678)
Short-term investments.............................      (19)    (197)       24
Equity securities..................................    6,972    1,798       504
Mortgage loans on real estate......................    2,252   (5,530)   (1,053)
Real estate........................................    4,252    1,210    (1,908)
Other invested assets..............................    1,632       12      (970)
                                                    --------  -------  --------
                                                      27,918   (2,465)  (18,081)
Tax effect.........................................  (10,572)  (1,235)    7,878
Transfer to interest maintenance reserve...........  (10,187)     197    (7,891)
                                                    --------  -------  --------
Net realized gains (losses)........................ $  7,159  $(3,503) $(18,096)
                                                    ========  =======  ========

                             CHANGE IN UNREALIZED
                          ---------------------------
                            YEAR ENDED DECEMBER 31
                          ---------------------------
                           1997     1996       1995
                          ------- ---------  --------
Debt securities.........  $40,289 $(115,867) $355,560
Equity securities.......    5,653     2,929   (16,379)
                          ------- ---------  --------
Change in unrealized ap-
 preciation (deprecia-
 tion)..................  $45,942 $(112,938) $339,181
                          ======= =========  ========

                          PFL LIFE INSURANCE COMPANY

  Gross unrealized gains and gross unrealized losses on equity securities were as follows:

                                                            DECEMBER 31
                                                      -------------------------
                                                       1997     1996     1995
                                                      -------  -------  -------
Unrealized gains..................................... $10,356  $ 9,590  $ 6,833
Unrealized losses....................................  (3,836)  (8,723)  (8,895)
                                                      -------  -------  -------
Net unrealized gains (losses)........................ $ 6,520  $   867  $(2,062)
                                                      =======  =======  =======

  During 1997, the Company issued mortgage loans with interest rates ranging from 7.32% to 8.62%. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 80%. Mortgage loans with a carrying value of $237 were non-income producing for the previous twelve months. Accrued interest of $79 related to these mortgage loans was excluded from investment income. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

  During 1996 and 1995, mortgage loans of $13,163 and $1,644, respectively, were foreclosed and transferred to real estate. No mortgage loans were foreclosed during 1997. At December 31, 1997 and 1996, the Company held a mortgage loan loss reserve in the asset valuation reserve of $11,985 and $5,432, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

                            GEOGRAPHIC DISTRIBUTION

                                                                 DECEMBER 31
                                                                 -------------
                                                                 1997    1996
                                                                 -----   -----
       South Atlantic...........................................    29%     26%
       Pacific..................................................    15      13
       E. North Central.........................................    12      15
       Mountain.................................................    10      10
       W. South Central.........................................     9      12
       E. South Central.........................................     8       9
       Middle Atlantic..........................................     7       6
       W. North Central.........................................     6       6
       New England..............................................     4       3

                          PROPERTY TYPE DISTRIBUTION

                                                                 DECEMBER 31
                                                                 -------------
                                                                 1997    1996
                                                                 -----   -----
       Retail...................................................    35%     37%
       Office...................................................    31      34
       Apartment................................................    14      14
       Other....................................................    14      12
       Industrial...............................................     6       3

  At December 31, 1997, the Company had the following investments (excluding U.S. Government guaranteed or insured issues) which individually represented more than ten percent of capital and surplus and the asset valuation reserve:

                                                                         CARRYING
                      DESCRIPTION OF SECURITY OR ISSUER                   VALUE
                      ---------------------------------                  --------
     Bonds:
       Structured Asset Securities Corporation.......................... $66,650
       Countrywide Mortgage Backed Securities, Inc. ....................  94,918

                          PFL LIFE INSURANCE COMPANY

  The Company utilizes a variety of off-balance sheet financial instruments as part of its efforts to hedge and manage fluctuations in the market value of its investment portfolio attributable to changes in general interest rate levels and to manage duration mismatch of assets and liabilities. Those instruments include interest rate exchange agreements (swaps and caps), options, and commitments to extend credit and all involve elements of credit and market risks in excess of the amounts recognized in the accompanying financial statements at a given point in time. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

  The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e., the cost to replace the contract at current market rates should the counterparty default prior to settlement date). Credit loss exposure resulting from nonperformance by a counterparty for commitments to extend credit is represented by the contractual amounts of the instruments.

  At December 31, 1997 and 1996, the Company's outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

                                                                NOTIONAL AMOUNT
                                                               -----------------
                                                                 1997     1996
                                                               -------- --------
Derivative securities:
  Interest rate swaps:
    Receive fixed pay floating................................ $100,000 $    --
    Receive floating (uncapped)--pay floating (capped)........   67,229      --
Interest rate cap agreements..................................  500,000  500,000

4. REINSURANCE

  The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

  Reinsurance assumption and cession treaties are transacted primarily with affiliates. Premiums earned reflect the following reinsurance assumed and ceded amounts:

                                                1997        1996        1995
                                             ----------  ----------  ----------
Direct premiums............................. $1,312,446  $1,457,450  $1,591,531
Reinsurance assumed.........................      2,038       1,796       2,356
Reinsurance ceded...........................   (246,372)   (300,546)   (324,993)
                                             ----------  ----------  ----------
Net premiums earned......................... $1,068,112  $1,158,700  $1,268,894
                                             ==========  ==========  ==========

  The Company received reinsurance recoveries in the amount of $183,638, $168,155 and $167,287 during 1997, 1996 and 1995, respectively. At December 31, 1997 and 1996, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $60,437 and $63,226, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 1997 and 1996 of $2,434,130 and $2,737,441, respectively.

                          PFL LIFE INSURANCE COMPANY

  At December 31, 1997, amounts recoverable from unauthorized reinsurers of $73,080 (1996 $73,434) and reserve credits for reinsurance ceded of $78,838 (1996 $55,035) were associated with a single reinsurer and its affiliates. The Company holds collateral under these reinsurance agreements in the form of trust agreements totaling $117,686 at December 31, 1997 that can be drawn on for amounts that remain unpaid for more than 120 days.

5. INCOME TAXES

  For federal income tax purposes, the Company joins in a consolidated tax return filing with certain affiliated companies. Under the terms of a tax-sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income.

  Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain from operations before taxes and realized capital losses for the following reasons:

                                                      YEAR ENDED DECEMBER 31
                                                      -------------------------
                                                       1997     1996     1995
                                                      -------  -------  -------
Computed tax at federal statutory rate (35%)......... $42,775  $37,256  $27,835
Tax reserve adjustment...............................   2,004    2,211    2,405
Excess tax depreciation..............................    (392)    (384)    (365)
Deferred acquisition costs--tax basis................   4,308    5,583    4,581
Prior year over accrual..............................  (1,016)    (499)    (306)
Dividend received deduction..........................    (941)    (454)     (56)
Charitable contribution..............................    (848)     --       --
Other items--net.....................................  (2,509)  (2,536)    (759)
                                                      -------  -------  -------
Federal income tax expense........................... $43,381  $41,177  $33,335
                                                      =======  =======  =======

  Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the policyholders' surplus account. No federal income taxes have been provided for in the financial statements on income deferred in the policyholders' surplus account ($20,387 at December 31, 1997). To the extent dividends are paid from the amount accumulated in the policyholders' surplus account, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the policyholders' surplus account become taxable, the tax thereon computed at current rates would amount to approximately $7,135.

  The Company's federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service through 1987. During 1996, there was a $5,025 prior period adjustment to the tax accrual. This included a $2,100 writeoff of an intangible asset for tax purposes, and a federal income tax refund of $1,829 for tax years 1984-1986 and related interest of $1,686, net of a tax effect of $590. An examination is underway for years 1988 through 1995.

                          PFL LIFE INSURANCE COMPANY

6. POLICY AND CONTRACT ATTRIBUTES

  Participating life insurance policies are issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted approximately .9% and 1.0% of ordinary life insurance in force at December 31, 1997 and 1996, respectively.

  A portion of the Company's policy reserves and other policyholders' funds (including separate account liabilities) relate to liabilities established on a variety of the Company's products that are not subject to significant mortality or morbidity risk; however, there may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics are summarized as follows:

                                                       DECEMBER 31
                                          -------------------------------------
                                                 1997               1996
                                          ------------------ ------------------
                                                     PERCENT            PERCENT
                                                       OF                 OF
                                            AMOUNT    TOTAL    AMOUNT    TOTAL
                                          ---------- ------- ---------- -------
Subject to discretionary withdrawal with
 market value  adjustment................ $    8,912     0%  $   20,800     0%
Subject to discretionary withdrawal at
 book value less surrender charge........    755,300     8      794,881     9
Subject to discretionary withdrawal at
 market value............................  2,454,845    27    1,803,057    20
Subject to discretionary withdrawal at
 book value (minimal or no charges or
 adjustments)............................  5,821,049    63    6,284,876    69
Not subject to discretionary withdrawal
 provision...............................    203,522     2      174,416     2
                                          ----------   ---   ----------   ---
                                           9,243,628   100%   9,078,030   100%
Less reinsurance ceded...................  2,372,495          2,677,432
                                          ----------         ----------
Total policy reserves on annuities and
 deposit fund liabilities................ $6,871,134         $6,400,598
                                          ==========         ==========

  A reconciliation of the amounts transferred to and from the separate accounts is presented below:

                                                      1997     1996     1995
                                                    -------- -------- --------
Transfers as reported in the summary of operations
 of the
separate accounts statement:
  Transfers to separate accounts................... $281,095 $227,864 $133,386
  Transfers from separate accounts.................    9,819   75,172  104,219
                                                    -------- -------- --------
Net transfers to separate accounts.................  271,276  152,692   29,167
Reconciling adjustments charges for investment
 management, administration fees and contract
 guarantees........................................   26,204   19,093   13,814
                                                    -------- -------- --------
Transfers as reported in the summary of operations
 of the life, accident and health annual state-
 ment.............................................. $297,480 $171,785 $ 42,981
                                                    ======== ======== ========

                          PFL LIFE INSURANCE COMPANY

  Reserves on the Company's traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 1997 and 1996, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

                                                       GROSS   LOADING    NET
                                                      -------  -------  -------
DECEMBER 31, 1997
Life and annuity:
  Ordinary direct first year business................ $ 2,316  $1,698   $   618
  Ordinary direct renewal business...................  22,724   6,834    15,890
  Group life direct business.........................   1,523     646       877
  Reinsurance ceded..................................  (1,464)    (81)   (1,383)
                                                      -------  ------   -------
                                                       25,099   9,097    16,002
Accident and health:
  Direct.............................................     148     --        148
  Reinsurance ceded..................................     (49)    --        (49)
                                                      -------  ------   -------
Total accident and health............................      99     --         99
                                                      -------  ------   -------
                                                      $25,198  $9,097   $16,101
                                                      =======  ======   =======
DECEMBER 31, 1996
Life and annuity:
  Ordinary direct first year business................ $ 2,657  $1,865   $   792
  Ordinary direct renewal business...................  23,307   7,180    16,127
  Group life direct business.........................   1,788   1,195       593
  Reinsurance ceded..................................  (1,706)   (438)   (1,268)
                                                      -------  ------   -------
                                                       26,046   9,802    16,244
Accident and health:
  Direct.............................................     104     --        104
  Reinsurance ceded..................................      (3)    --         (3)
                                                      -------  ------   -------
Total accident and health............................     101     --        101
                                                      -------  ------   -------
                                                      $26,147  $9,802   $16,345
                                                      =======  ======   =======

  At December 31, 1997 and 1996, the Company had insurance in force aggregating $69,271 and $69,251, respectively, in which the gross premiums are less than the net premiums required by the standard valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $1,128 and $1,252 to cover these deficiencies at December 31, 1997 and 1996, respectively.

  In 1994, the NAIC enacted a guideline to clarify reserving methodologies for contracts that require immediate payment of claims upon proof of death of the insured. Companies were allowed to grade the effects of the change in reserving methodologies over five years. A direct charge to surplus of $501 was made for the year ended December 31, 1995, related to the change in reserve methodology.

                          PFL LIFE INSURANCE COMPANY

7. DIVIDEND RESTRICTIONS

  Generally, an insurance company's ability to pay dividends is limited to the amount that their net assets, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements. However, payment of such amounts as dividends may be subject to approval by regulatory authorities.

  The Company paid dividends to its parent of $62,000 and $20,000 in 1997 and 1996, respectively. No dividends were paid in 1995.

8. RETIREMENT AND COMPENSATION PLANS

  The Company's employees participate in a qualified benefit pension plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the FASB No. 87 expense as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. Pension expense aggregated $422, $1,056 and $942 for the years ended December 31, 1997, 1996 and 1995, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

  The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements, are participants of the plan. Participants may elect to contribute up to fifteen percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Expense related to this plan was $226, $297 and $465 for the years ended December 31, 1997, 1996 and 1995, respectively.

  AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. AEGON also sponsors an employee stock option plan for individuals employed at least three years and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

  In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans calculated on the pay-as-you-go basis are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $62, $184 and $164 for the years ended December 31, 1997, 1996 and 1995, respectively.

                          PFL LIFE INSURANCE COMPANY

9. RELATED PARTY TRANSACTIONS

  The Company shares certain offices, employees and general expenses with affiliated companies.

  The Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 1997, 1996 and 1995, the Company paid $18,705, $17,028 and $14,214, respectively, for these services, which approximates their costs to the affiliates.

  Payable to affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate of 5.6% at December 31, 1997. During 1997, 1996 and 1995, the Company paid net interest of $1,188, $174 and $71, respectively, to affiliates.

  During 1997 and 1995, the Company received capital contributions of $153 and $40,000, respectively, in cash from its parent.

  At December 31, 1997, the Company has a $16,400 short-term note payable to an affiliate. Interest on this note accrues at 5.6%.

  During 1995, the Company sold real estate with a book value of approximately $13,270 to an affiliated entity in exchange for a short-term note receivable. No gain was recognized on this sale. This note matured during 1996.

  During the year ended December 31, 1995, the Company restructured demand notes and accrued interest of $13,250 and $745, respectively, related to an affiliate. The Company received 9,750 shares of preferred stock from the affiliate for satisfaction of debt. The Company realized a loss of $8,695 related to this transaction. At December 31, 1996 and 1995, the preferred stock related to this affiliate was deemed to have no value and an unrealized loss of $4,555 was recognized in 1995.

10. COMMITMENTS AND CONTINGENCIES

  The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion, after consultation with counsel and a review of available facts, that damages arising from such demands will not be material to the Company's financial position.

  The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. The Company has established a reserve of $17,700 and $21,774 and an offsetting premium tax benefit of $7,984 and $8,752 at December 31, 1997 and 1996, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (benefit) was $(975), $2,617 and $5,859 for December 31, 1997, 1996 and 1995,
respectively.

                          PFL LIFE INSURANCE COMPANY

11. YEAR 2000 (UNAUDITED)

  AEGON has adopted and has in place a Year 2000 Assessment and Planning Project (the "Project") to review and analyze its information technology and systems to determine if they are Year 2000 compatible. The Company has begun to convert or modify, where necessary, critical data processing systems. It is contemplated that the plan will be substantially completed by early 1999. The Company does not expect this project to have a significant effect on operations. However, to mitigate the effect of outside influences upon the success of the project, the Company has undertaken communications with its significant customers, suppliers and other third parties to determine their Year 2000 compatibility and readiness. Management believes that the issues associated with the Year 2000 will be resolved with no material financial impact on the Company.

  Since the Year 2000 computer problem, and its resolution is complex and multifaceted, the success of a response plan cannot be conclusively known until the Year 2000 is reached (or an earlier date to the extent that systems or equipment addresses Year 2000 date data prior to the Year 2000). Even with appropriate and diligent pursuit of a well-conceived Project, including testing procedures, there is no certainty that any company will achieve complete success. Notwithstanding the efforts or results of the Company, its ability to function unaffected to and through the Year 2000 may be adversely affected by actions (or failure to act) of third parties beyond its knowledge or control.

                           PFL LIFE INSURANCE COMPANY

                       SUMMARY OF INVESTMENTS--OTHER THAN
                         INVESTMENTS IN RELATED PARTIES

                               DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                   SCHEDULE I

                                                                AMOUNT AT WHICH
                                                       MARKET    SHOWN IN THE
TYPE OF INVESTMENT                         COST(1)     VALUE     BALANCE SHEET
------------------                        ---------- ---------- ---------------
FIXED MATURITIES
Bonds:
  United States Government and government
   agencies and authorities.............. $1,325,817 $1,355,098   $1,325,817
  States, municipalities and political
   subdivisions..........................    136,058    139,110      136,058
  Foreign governments....................     51,407     51,154       51,407
  Public utilities.......................    124,013    124,013      121,582
  All other corporate bonds..............  3,275,849  3,377,152    3,278,280
Redeemable preferred stock...............      2,750      8,029        2,750
                                          ---------- ----------   ----------
Total fixed maturities...................  4,915,894  5,054,556    4,915,894
EQUITY SECURITIES
Common stocks:
  Banks, trust and insurance.............      7,593      9,046        9,046
  Industrial, miscellaneous and all oth-
   er....................................     36,263     41,330       41,330
                                          ---------- ----------   ----------
Total equity securities..................     43,856     50,376       50,376
Mortgage loans on real estate............    935,207                 935,207
Real estate..............................     44,699                  44,699
Real estate acquired in satisfaction of
 debt....................................     11,814                  11,814
Policy loans.............................     57,136                  57,136
Other long-term investments..............     29,864                  29,864
Cash and short-term investments..........     23,939                  23,939
                                          ----------              ----------
Total investments........................ $6,062,409              $6,068,929
                                          ==========              ==========

----------------------------
(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

                          PFL LIFE INSURANCE COMPANY

                      SUPPLEMENTARY INSURANCE INFORMATION
                            (DOLLARS IN THOUSANDS)

                                 SCHEDULE III

                           FUTURE                                              BENEFITS,
                           POLICY                                                CLAIMS
                          BENEFITS           POLICY AND                NET     LOSSES AND   OTHER
                            AND     UNEARNED  CONTRACT    PREMIUM   INVESTMENT SETTLEMENT OPERATING PREMIUMS
                          EXPENSES  PREMIUMS LIABILITIES  REVENUE    INCOME*    EXPENSES  EXPENSES* WRITTEN
                         ---------- -------- ----------- ---------- ---------- ---------- --------- --------
YEAR ENDED DECEMBER 31,
1997
Individual life          $  882,003 $   --     $ 8,550   $  200,175  $ 75,914  $  211,921 $ 36,185       --
Individual health.......     62,033   9,207     12,821       63,548     5,934      37,706   29,216  $ 63,383
Group life and health...     88,211  11,892     44,977      146,694    11,888     103,581   91,568   143,580
Annuity.................  4,204,125     --         --       657,695   352,688     571,434  364,216       --
                         ---------- -------    -------   ----------  --------  ---------- --------
                         $5,236,372 $21,099    $66,348   $1,068,112  $446,424  $  924,642 $521,185
                         ========== =======    =======   ==========  ========  ========== ========
YEAR ENDED DECEMBER 31,
1996
Individual life......... $  734,350 $   --     $ 7,240   $  202,082  $ 66,538  $  197,526 $ 38,067       --
Individual health.......     39,219   8,680     13,631       55,871     5,263      32,903   29,511  $ 55,678
Group life and health...     78,418  14,702     53,486      174,781    12,877     105,459  122,953   171,320
Annuity.................  4,408,419     --         --       725,966   343,659     800,121  230,417       --
                         ---------- -------    -------   ----------  --------  ---------- --------
                         $5,260,406 $23,382    $74,357   $1,158,700  $428,337  $1,136,009 $420,948
                         ========== =======    =======   ==========  ========  ========== ========
YEAR ENDED DECEMBER 31,
1995
Individual life......... $  594,274 $   --     $ 6,066   $  111,918  $ 49,929  $   97,065 $ 37,933       --
Individual health.......     24,225   7,768     11,863       47,692     4,091      25,793   26,033  $ 47,690
Group life and health...     67,994  16,662     58,813      187,832    11,665     106,065  139,640   184,545
Annuity.................  4,220,274     --                  921,452   327,000   1,116,768  114,164       --
                         ---------- -------    -------   ----------  --------  ---------- --------
                         $4,906,767 $24,430    $76,742   $1,268,894  $392,685  $1,345,691 $317,770
                         ========== =======    =======   ==========  ========  ========== ========

-------------
* Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

                           PFL LIFE INSURANCE COMPANY

                                  REINSURANCE
                             (DOLLARS IN THOUSANDS)

                                  SCHEDULE IV

                                                 ASSUMED             PERCENTAGE
                                      CEDED TO    FROM               OF AMOUNT
                             GROSS      OTHER     OTHER              ASSUMED TO
                             AMOUNT   COMPANIES COMPANIES NET AMOUNT    NET
                           ---------- --------- --------- ---------- ----------
YEAR ENDED DECEMBER
 31, 1997
Life insurance in force..  $5,025,027 $420,519   $35,486  $4,639,994     .8%
                           ========== ========   =======  ==========    ===
Premiums:
 Individual life.........  $  201,691 $  3,554   $ 2,038  $  200,175    1.0%
 Individual health.......      73,593   10,045       --       63,548    --
 Group life and health...     339,269  192,575       --      146,694    --
 Annuity.................     697,893   40,198       --      657,695    --
                           ---------- --------   -------  ----------    ---
                           $1,312,446 $246,372   $ 2,038  $1,068,112     .2%
                           ========== ========   =======  ==========    ===
YEAR ENDED DECEMBER 31,
 1996
Life insurance in force..  $4,863,416 $477,112   $30,685  $4,416,989     .7%
                           ========== ========   =======  ==========    ===
Premiums:
 Individual life.........  $  204,144 $  3,858   $ 1,796  $  202,082     .9%
 Individual health.......      68,699   12,828       --       55,871    --
 Group life and health...     390,296  215,515       --      174,781    --
 Annuity.................     794,311   68,345       --      725,966    --
                           ---------- --------   -------  ----------    ---
                           $1,457,450 $300,546   $ 1,796  $1,158,700     .2%
                           ========== ========   =======  ==========    ===
YEAR ENDED DECEMBER 31,
 1995
Life insurance in force..  $4,594,434 $468,811   $22,936  $4,148,559     .6%
                           ========== ========   =======  ==========    ===
Premiums:
 Individual life.........  $  113,934 $  3,841   $ 1,825  $  111,918    1.6%
 Individual health.......      60,309   12,617       --       47,692    --
 Group life and health...     408,097  220,265       --      187,832    --
 Annuity.................   1,009,191   88,270       531     921,452    .05%
                           ---------- --------   -------  ----------    ---
                           $1,591,531 $324,993   $ 2,356  $1,268,894     .2%
                           ========== ========   =======  ==========    ===

PART C    OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     (a)  Financial Statements

          All required financial statements are included in Part B of this Registration Statement.

     (b)  Exhibits:

          (1)   (a)  Resolution of the Board of Directors of PFL Life Insurance
                     Company authorizing establishment of the Separate Account. /1/

          (2)        Not Applicable.

          (3)   (a)  Principal Underwriting Agreement by and between PFL Life
                     Insurance Company, on its own behalf and on behalf of the Separate Account, and AFSG Securities Corporation./4/

                (b) Form of Broker/Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker/Dealer./4/

          (4)   (a)  Form of Contract for the PFL Immediate Income Annuity./7/

          (5)   (a)  Form of Application for the PFL Immediate Income Annuity.
                     /7/

          (6)   (a)  Articles of Incorporation of PFL Life Insurance Company./1/

                (b)  ByLaws of PFL Life Insurance Company./1/

          (7)   Not Applicable.

          (8)   (a)  Participation Agreement by and between Variable Insurance
                     Product Funds and Variable Insurance Products Fund II, Fidelity Distributors Corporation, and PFL Life Insurance Company, and Addendums thereto./2/

                (b) Participation Agreement between Variable Insurance Products Fund III, Fidelity Distributors Corporation, and PFL Life Insurance Company./3/

                (c) Amended Schedule A to Participation Agreement by and between Variable Insurance Product Funds and Variable Insurance Products Fund II, Fidelity Distributors Corporation, and PFL Life Insurance Company./8/

                (d) Amended Schedule A to Participation Agreement between Variable Insurance Products Fund III, Fidelity Distributors Corporation, and PFL Life Insurance Company./8/

          (9)   Opinion and Consent of Counsel./6/

          (10)  (a)  Consent of Independent Auditors./7/

          (10)  (b)  Opinion and Consent of Actuary./7/

          (11)       Not applicable.

          (12)       Not applicable.

          (13)       Performance Data Calculations./8/

          (14) Powers of Attorney. (Patrick S. Baird, Craig D. Vermie, William L. Busler, Douglas C. Kolsrud, Robert J. Kontz)/1/ (Brenda K. Clancy)/2/ (Larry N. Norman)/5/

    /1/ Incorporated herein by reference to the Initial filing of Registrants Form N-4 Registration Statement (File No. 333-7509) on July 3, 1996.

    /2/ Incorporated herein by reference to the Registrants filing of Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-7509) on December 6, 1996.

    /3/ Incorporated herein by reference to the Registrant's filing of Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-7509) on April 29, 1997.

    /4/ Incorporated herein by reference to the Registrant's filing of Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 333-7509) on April 30, 1998.

    /5/ Incorporated herein by reference to the Registrant's filing of Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-7509) on July 16, 1998.

    /6/ Filed with the initial Form N-4 Registration Statement (File No. 333-61063) on August 10, 1998.

    /7/   Filed herewith.

    /8/   To be filed by amendment.

Item 25.    Directors and Officers of the Depositor (PFL Life Insurance Company)



Name and Business Address                               Principal Positions and Offices with
-------------------------                               ------------------------------------
                                                        Depositor
                                                        ---------
William L. Busler                                       Director, Chairman of the Board and
4333 Edgewood Road, N.E.                                President
Cedar Rapids, Iowa 52499-0001

Patrick S. Baird                                        Director, Senior Vice President and Chief
4333 Edgewood Road, N.E.                                Operating Officer
Cedar Rapids, Iowa 52499-0001

Craig D. Vermie                                         Director, Vice President, Secretary and
4333 Edgewood Road, N.E.                                General Counsel
Cedar Rapids, Iowa 52499-0001

Douglas C. Kolsrud                                      Director, Senior Vice President, Chief
4333 Edgewood Road, N.E.                                Investment Officer and Corporate Actuary
Cedar Rapids, Iowa 52499-0001

Larry N. Norman                                         Director and Executive Vice President
4333 Edgewood Road, N.E.
Cedar Rapids, Iowa 52499-0001

Robert J. Kontz                                         Vice President and Corporate Controller
4333 Edgewood Road, N.E.
Cedar Rapids, Iowa 52499-0001

Brenda K. Clancy                                        Vice President, Treasurer and Chief Financial
4333 Edgewood Road, N.E.                                Officer
Cedar Rapids, Iowa 52499-0001


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant


                                  Jurisdiction of            Percent of Voting
Name                              Incorporation              Securities Owned          Business
----                              -------------              -----------------         --------
AEGON N.V.                        Netherlands                53.63% of Vereniging      Holding company
                                  Corporation                AEGON Netherlands
                                                             Membership Association

Groninger Financieringen B.V.     Netherlands                100% of AEGON N.V.        Holding company
                                  Corporation                Netherlands Corporation

AEGON Netherland N.V.             Netherlands                100% of AEGON N.V.        Holding company
                                  Corporation                Netherlands Corporation


AEGON Nevak Holding B.V.         Netherlands                100% of AEGON N.V.        Holding company
                                 Corporation                Netherlands Corporation

AEGON International N.V.         Netherlands                100% of AEGON N.V.        Holding company
                                 Corporation                Netherlands Corporation

Voting Trust                     Delaware                                             Voting Trust
Trustees:
K.J. Storm
Donald J. Shepard
H.B. Van Wijk
Dennis Hersch

AEGON U.S. Holding               Delaware                   100% of Voting Trust      Holding company
Corporation

Short Hills Management           New Jersey                 100% of AEGON U.S.        Holding company
Company                                                     Holding Corporation

CORPA Reinsurance                New York                   100% of AEGON U.S.        Holding company
Company                                                                               Holding Corporation

AEGON Management                 Indiana                    100% of AEGON U.S.        Holding company
Company                                                                               Holding Corporation

RCC North America Inc.           Delaware                   100% of AEGON U.S.        Holding company
                                                                                      Holding Corporation

AEGON USA, Inc.                  Iowa                       100% AEGON U.S.           Holding company
                                                                                      Holding Corporation

AUSA Holding Company             Maryland                   100% AEGON USA, Inc.      Holding company

Monumental General Insurance     Maryland                   100% AUSA Holding Co.     Holding company
Group, Inc.

Trip Mate Insurance              Kansas                     100% Monumental General   Sale/admin. of travel
Agency, Inc.                                                Insurance Group, Inc.     insurance

Monumental General               Maryland                   100% Monumental General   Provides management
Administrators, Inc.                                        Insurance Group, Inc.     srvcs. to unaffiliated
                                                                                      third party
                                                                                      administrator

Executive Management and         Maryland                   100% Monumental General   Provides actuarial
Consultant Services, Inc.                                   Administrators, Inc.      consulting services

Monumental General Mass          Maryland                   100% Monumental General   Marketing arm for
Marketing, Inc.                                             Insurance Group, Inc.     sale of mass marketed
                                                                                      insurance coverages

Diversified Investment           Delaware                   100% AUSA Holding Co.     Registered investment
advisor
Advisors, Inc.


Diversified Investors            Delaware                   100% Diversified          Broker-Dealer
Securities Corp.                                            Investment                Advisors, Inc.

AEGON USA Securities, Inc.       Iowa                       100% AUSA Holding Co.     Broker-Dealer

Supplemental Ins.                Tennessee                  100% AUSA Holding Co.     Insurance
Division, Inc.

Creditor Resources, Inc.         Michigan                   100% AUSA Holding Co.     Credit insurance

CRC Creditor Resources           Canada                     100% Creditor             Insurance agency
Canadian Dealer Network Inc.                                Resources, Inc.

AEGON USA Investment             Iowa                       100% AUSA Holding Co.     Investment advisor
Management, Inc.

AEGON USA Realty                 Iowa                       100% AUSA Holding Co.     Provides real estate
Advisors, Inc.                                                                        administrative and real
                                                                                      estate investment services

Quantra Corporation              Delaware                   100% AEGON USA Realty     Real estate and financial
                                                            Advisors, Inc.            software production and
                                                                                      sales

Quantra Software                 Delaware                   100% Quantra Corporation  Manufacture and sell
Corporation                                                                           mortgage loan and security
                                                                                      management software

Landauer Realty Advisors, Inc.   Iowa                       100% AEGON USA Realty     Real estate counseling
                                                                                      Advisors, Inc.

Landauer Associates, Inc.        Delaware                   100% AEGON USA Realty     Real estate counseling
                                                                                      Advisors, Inc.

Realty Information               Iowa                       100% AEGON USA Realty     Information Systems for
Systems, Inc.                                               Advisors, Inc.            real estate investment
                                                                                      management

AEGON USA Realty                 Iowa                       100% AEGON USA            Real estate management
Management, Inc                                             Realty Advisors, Inc.

USP Real Estate Investment       Iowa                       21.89% First AUSA         Real estate investment
                                                            Life Ins. Co.             trust
Trust                                                       13.11% PFL Life Ins. Co.
                                                            4.86% Bankers United
                                                            Life Assurance Co.

Cedar Income Fund, Ltd.          Iowa                       16.73% PFL Life Ins. Co.  Real estate investment
                                                            3.77%  Bankers United     trust
                                                            Life Assurance Company
                                                            3.38%  Life Investors Co.
                                                            of America
                                                            1.97%  AEGON USA Realty
                                                            Advisors, Inc.
                                                             .18%  First AUSA Life
                                                            Ins. Co.

RCC Properties Limited           Iowa                       AEGON USA Realty          Limited Partnership
Partnership                                                 Advisors Inc. is General
                                                            Partner and 5% owner.


AUSA Financial Markets, Inc.     Iowa                       100% AUSA Holding Co.     Marketing

Endeavor Investment Advisors     California                 49.9% AUSA Financial      General Partnership
                                                                                      Markets, Inc.

Universal Benefits Corporation   Iowa                       100% AUSA Holding Co.     Third party administrator

Investors Warranty of            Iowa                       100% AUSA Holding Co.     Provider of automobile
America, Inc.                                                                         extended maintenance
                                                                                      contracts

Massachusetts Fidelity Trust Co. Iowa                       100% AUSA Holding Co.     Trust company

Money Services, Inc.             Delaware                   100% AUSA Holding Co.     Provides financial
                                                                                      counseling  for employees
                                                                                      and agents of affiliated
                                                                                      companies

Zahorik Company, Inc.            California                 100% AUSA Holding Co.     Broker-Dealer

ZCI, Inc.                        Alabama                    100% Zahorik Company,Inc. Insurance agency

AEGON Asset Management           Delaware                   100% AUSA Holding Co.     Registered investment
advisor
Services, Inc.

Intersecurities, Inc.            Delaware                   100% AUSA Holding Co.     Broker-Dealer

Associated Mariner Financial     Michigan                   100% Intersecurities,Inc. Holding co./management
Group, Inc.                                                                           services
Mariner Financial Services, Inc. Michigan                   100% Associated Mariner   Broker/Dealer
                                                            Financial Group, Inc.

Mariner Planning Corporation     Michigan                   100% Mariner Financial    Financial planning
                                                            Services, Inc.

Associated Mariner Agency, Inc.  Michigan                   100% Associated Mariner   Insurance agency
                                                            Financial Group, Inc.

Associated Mariner Agency        Hawaii                     100% Associated Mariner   Insurance agency
of Hawaii, Inc.                                             Agency, Inc.

Associated Mariner Ins. Agency   Massachusetts              100% Associated Mariner   Insurance agency
of Massachusetts, Inc.                                      Agency, Inc.

Associated Mariner Agency        Ohio                       100% Associated Mariner   Insurance agency
Ohio, Inc.                                                  Agency, Inc.

Associated Mariner Agency        Texas                      100% Associated Mariner   Insurance agency
Texas, Inc.                                                 Agency, Inc.

Associated Mariner Agency        New Mexico                 100% Associated Mariner   Insurance agency
New Mexico, Inc.                                            Agency, Inc.

Mariner Mortgage Corp.           Michigan                   100% Associated Mariner   Mortgage origination
                                                            Financial Group, Inc.


Idex Investor Services, Inc.     Florida                    100% AUSA Holding Co.     Shareholder services

Idex Management, Inc.            Delaware                   50% AUSA Holding Co.      Investment advisor
                                                                                      50% Janus Capital Corp.

IDEX Series Fund                 Massachusetts              Various                   Mutual fund

First AUSA Life Insurance        Maryland                   100% AEGON USA, Inc.      Insurance holding
company
Company

AUSA Life Insurance              New York                   100% First AUSA Life      Insurance
Company, Inc.                                               Insurance Company

Life Investors Insurance         Iowa                       100% First AUSA Life      Insurance
Company of America                                          Ins. Co.

Bankers United Life              Iowa                       100% Life Investors Ins.  Insurance
Assurance Company                                           Company of America

Life Investors Agency            Iowa                       100% Life Investors Ins.  Marketing
Group, Inc.                                                 Company of America

PFL Life Insurance Company       Iowa                       100% First AUSA Life      Insurance
                                                            Ins. Co.

AEGON Financial Services         Minnesota                  100% PFL Life Insurance   Marketing
Group, Inc.                                                 Co.

AEGON Assignment Corporation     Kentucky                   100% AEGON Financial      Administrator of structured
                                                            Services Group, Inc.      settlements

Southwest Equity Life Ins. Co.   Arizona                    100% of Common Voting     Insurance
                                                            Stock
                                                            First AUSA Life Ins. Co.

Iowa Fidelity Life Insurance Co. Arizona                    100% of Common Voting     Insurance
                                                            Stock
                                                            First AUSA Life Ins. Co.

Western Reserve Life Assurance   Ohio                       100% First AUSA Life      Insurance
Co. of Ohio                                                 Ins. Co.

WRL Series Fund, Inc.            Maryland                   Various                   Mutual fund

WRL Investment Services, Inc.    Florida                    100% Western Reserve Life Provides administration for
                                                            Assurance Co. of Ohio     affiliated mutual fund

WRL Investment                   Florida                    100% Western Reserve Life Registered investment
advisor
Management, Inc.                                            Assurance Co. of Ohio

ISI Insurance Agency, Inc.       California                 100% Western Reserve Life Insurance agency
                                                                                      Assurance Co. of Ohio



ISI Insurance Agency         Ohio                       100% ISI Insurance        Insurance agency
of Ohio, Inc.                                           Agency Inc.

ISI Insurance Agency         Texas                      100% ISI Insurance        Insurance agency
of Texas, Inc.                                          Agency Inc.

ISI Insurance Agency         Massachusetts              100% ISI Insurance        Insurance Agency
of Massachusetts, Inc.                                  Agency Inc.

Monumental Life Insurance    Maryland                   100% First AUSA Life      Insurance
Co.                                                     Ins. Co.

AEGON Special Markets        Maryland                   100% Monumental Life      Marketing
Group, Inc.                                             Ins. Co.

Monumental General           Maryland                   100% First AUSA Life      Insurance
Casualty Co.                                            Ins. Co.

United Financial Services,   Maryland                   100% First AUSA Life      General agency
Inc.                                                    Ins. Co.

Bankers Financial Life       Arizona                    100% First AUSA Life      Insurance
Ins. Co.                                                Ins. Co.

The Whitestone Corporation   Maryland                   100% First AUSA Life      Insurance agency
                                                        Ins. Co.

Cadet Holding Corp.          Iowa                       100% First AUSA Life      Holding company
                                                        Ins. Co.

Commonwealth General         Delaware                   100% AEGON USA, Inc.      Holding company
Corporation ("CGC")

PB Series Trust              Massachusetts              N/A                       Mutual fund

Monumental Agency Group,     Kentucky                   100% CGC                  Provider of srvcs. to ins.
Inc.                                                                              cos.

Benefit Plans, Inc.          Delaware                   100% CGC                  TPA for Peoples Security
Life Insurance Company

Durco Agency, Inc.           Virginia                   100% Benefit Plans,       General agent
                                                        Inc.

Commonwealth General         Kentucky                   100% CGC                  Administrator of structured
Assignment Corporation                                                            settlements

Providian Financial          Pennsylvania               100% CGC                  Financial services
Services, Inc.

AFSG Securities              Pennsylvania               100% CGC                  Broker-Dealer
Corporation

PB Investment Advisors,      Delaware                   100% CGC                  Registered investment
Inc.                                                                              advisor



Diversified Financial        Delaware                   100% CGC                  Provider of investment,
Products Inc.                                                                     marketing and admin.
                                                                                  services to ins. cos.

AEGON USA Real Estate        Delaware                   100% Diversified          Real estate and mortgage
Services, Inc.                                          Financial                 holding company
                                                        Products Inc.

Capital Real Estate          Delaware                   100% CGC                  Furniture and equipment
Development Corporation                                                           lessor

Capital General Development  Delaware                   100% CGC                  Holding company
Corporation

Commonwealth Life            Kentucky                   100% Capital General      Insurance company
Insurance Company                                       Development Corporation

Agency Holding I, Inc.       Delaware                   100% Commonwealth Life    Investment subsidiary
                                                        Insurance Company

Agency Investments I, Inc.   Delaware                   100% Agency Holding I,    Investment subsidiary
                                                        Inc.

Peoples Security Life        North Carolina             100% Capital General      Insurance company
Insurance Company                                       Development Corporation

Ammest Realty Corporation    Texas                      100% Peoples Security     Special purpose
                                                        Life Insurance Company    subsidiary

Agency Holding II, Inc.      Delaware                   100% Peoples Security     Investment subsidiary
                                                        Life Insurance Company

Agency Investments II, Inc.  Delaware                   100% Agency Holding II,   Investment subsidiary
                                                        Inc.

Agency Holding III, Inc.     Delaware                   100% Peoples Security     Investment subsidiary
                                                        Life Insurance Company

Agency Investments III,      Delaware                   100% Agency Holding       Investment subsidiary
Inc.                                                    III, Inc.

JMH Operating Company, Inc.  Mississippi                100% Peoples Security     Real estate holdings
                                                        Life Insurance Company

Capital Security Life Ins.   North Carolina             100% Capital General      Insurance company
Co.                                                     Development Corporation

Independence Automobile      Florida                    100% Capital Security     Automobile Club
Association, Inc.                                       Life Insurance Company

Independence Automobile      Georgia                    100% Capital Security     Automobile Club
Club, Inc.                                              Life Insurance Company

Capital 200 Block            Delaware                   100% CGC                  Real estate holdings
Corporation


Capital Broadway             Kentucky                   100% CGC                  Real estate holdings
Corporation

Southlife, Inc.              Tennessee                  100% CGC                  Investment subsidiary

Ampac Insurance Agency,      Pennsylvania               100% CGC                  Provider of management
Inc. (EIN 23-1720755)                                                             support services

National Home Life           Pennsylvania               100% Ampac Insurance      Special-purpose subsidiary
Corporation                                             Agency, Inc.

Compass Rose Development     Pennsylvania               100% Ampac Insurance      Special-purpose subsidiary
Corporation                                             Agency, Inc.

Association Consultants,     Illinois                   100% Ampac Insurance      TPA license-holder
Inc.                                                    Agency, Inc.

Valley Forge Associates,     Pennsylvania               100% Ampac Insurance      Furniture & equipment
Inc.                                                    Agency, Inc.              lessor

Veterans Benefits Plans,     Pennsylvania               100% Ampac Insurance      Administrator of group
Inc.                                                    Agency, Inc.              insurance programs

Veterans Insurance           Delaware                   100% Ampac Insurance      Special-purpose subsidiary
Services, Inc.                                          Agency, Inc.

Financial Planning           Dist. Columbia             100% Ampac Insurance      Special-purpose subsidiary
Services, Inc.                                          Agency, Inc.

Providian Auto and Home      Missouri                   100% CGC                  Insurance company
Insurance Company

Academy Insurance Group,     Delaware                   100% CGC                  Holding company
Inc.

Academy Life Insurance Co.   Missouri                   100% Academy Insurance    Insurance company
                                                        Group, Inc.

Pension Life Insurance       New Jersey                 100% Academy Insurance    Insurance company
Company of America                                      Group, Inc.

Academy Services, Inc.       Delaware                   100% Academy Insurance    Special-purpose subsidiary
                                                        Group, Inc.

Ammest Development Corp.     Kansas                     100% Academy Insurance    Special-purpose subsidiary
Inc.                                                    Group, Inc.

Ammest Insurance Agency,     California                 100% Academy Insurance    General agent
Inc.                                                    Group, Inc.

Ammest Massachusetts         Massachusetts              100% Academy Insurance    Special-purpose subsidiary
Insurance Agency, Inc.                                  Group, Inc.



Ammest Realty, Inc.          Pennsylvania               100% Academy Insurance    Special-purpose subsidiary
                                                        Group, Inc.

Ampac,  Inc.                 Texas                      100% Academy Insurance    Managing general agent
                                                        Group, Inc.

Ampac Insurance Agency,      Pennsylvania               100% Academy Insurance    Special-purpose subsidiary
Inc. (EIN 23-2364438)                                   Group, Inc.

Data/Mark Services, Inc.     Delaware                   100% Academy Insurance    Provider of mgmt. services
                                                        Group, Inc.

Force Financial Group, Inc.  Delaware                   100% Academy Insurance    Special-purpose subsidiary
                                                        Group, Inc.

Force Financial Services,    Massachusetts              100% Force Fin. Group,    Special-purpose subsidiary
Inc.                                                    Inc.

Military Associates, Inc.    Pennsylvania               100% Academy Insurance    Special-purpose subsidiary
                                                        Group, Inc.

NCOA Motor Club, Inc.        Georgia                    100% Academy Insurance    Automobile club
                                                        Group, Inc.

NCOAA Management Company     Texas                      100% Academy Insurance    Special-purpose subsidiary
                                                        Group, Inc.

Unicom Administrative        Pennsylvania               100% Academy Insurance    Provider of admin. services
Services, Inc.                                          Group, Inc.

Unicom Administrative        Germany                    100% Unicom               Provider of admin. services
Services, GmbH                                          Administrative Services,
                                                        Inc.

Providian Property and       Kentucky                   100% Providian Auto and   Insurance company
Casualty Insurance Company                              Home Insurance Company

Providian Fire Insurance     Kentucky                   100% Providian Property   Insurance company
Co.                                                     and Casualty Insurance
                                                        Co.

Capital Liberty, L.P.        Delaware                   79.2% Commonwealth Life   Holding Company
                                                        Insurance Company
                                                        19.8% Peoples Security
                                                        Life Insurance Company
                                                        1% CGC

Commonwealth General LLC     Turks &                    100% CGC                  Special-purpose subsidiary
                             Caicos Islands



Providian Life and Health    Missouri                   3.7% CGC                  Insurance company
Insurance Company                                       15.3% Peoples Security
                                                        Life Insurance Company
                                                        20% Capital Liberty, L.P.
                                                        61% Commonwealth Life
                                                        Insurance Company

Veterans Life Insurance Co.  Illinois                   100% Providian Life and   Insurance company
                                                        Health Insurance
                                                        Company

Peoples Benefit Services,    Pennsylvania               100% Veterans Life Ins.   Special-purpose subsidiary
Inc.                                                    Co.

First Providian Life and     New York                   100% Veterans Life Ins.   Insurance Company
Health Insurance Company                                Co.


Item 27.     Number of Contract Owners

             As of July 31, 1998, there were no Contract owners.


Item 28.     Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive
                                --------
indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.     Principal Underwriters

             AFSG Securities Corporation
             4333 Edgewood Road, N.E.
             Cedar Rapids, Iowa 52499-0001

The directors and officers of AFSG Securities Corporation are as follows:



Larry N. Norman                         Sarah J. Stange
Director and President                  Director and Vice President

Harvey E. Willis                        Brenda K. Clancy
Vice President and Secretary            Vice President

Lisa Wachendorf                         Michael G. Ayers
Compliance Officer                      Treasurer/Controller

Debra C. Cubero                         Colleen S. Lyons
Vice President                          Assistant Secretary

Gregory J. Garvin                       John F. Reesor
Vice President                          Assistant Secretary

Michael F. Lane                         Anne Spaes
Vice President                          Vice President

The principal business address of each person listed is AFSG Securities Corporation, 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001.

Commissions and Other Compensation Received by Principal Underwriter.
--------------------------------------------------------------------

Prior to May 1, 1998, AEGON USA Securities, Inc. served as the principal underwriter for the PFL Endeavor VA Separate Account, the PFL Retirement Builder Variable Annuity Account, the PFL Life Variable Annuity Account A, the PFL Wright Variable Annuity Account and the AUSA Endeavor Variable Annuity Account. These accounts are separate accounts of PFL Life Insurance Company or AUSA Life Insurance Company, Inc., life insurance company affiliates of AEGON USA Securities, Inc. During 1997, the amount paid to AEGON USA Securities, Inc. and/or broker-dealers for their services was $2,337,939.76. No fees were paid to AEGON USA Securities, Inc. and/or broker-dealers for services during 1996 or prior years.

As of May 1, 1998, AFSG Securities Corporation will serve as the principal underwriter for the above named separate accounts. AFSG Securities Corporation also serves as principal underwriter for the Separate Account I, Separate Account II, and Separate Account V of Providian Life and Health Insurance Company, and for Separate Account C of First Providian Life and Health Insurance Company.

Item 30.     Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by PFL Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31.     Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32.     Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to PFL at the address or phone number listed in the Prospectus.

(d) PFL Life Insurance Company hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PFL Life Insurance Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 10th day of December, 1998.


                                    PFL RETIREMENT BUILDER
                                    VARIABLE ANNUITY ACCOUNT

                                    PFL LIFE INSURANCE COMPANY
                                    Depositor

                                    /s/  William L. Busler
                                    --------------------------------------------
                                    William L. Busler
                                    President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.

Signatures                             Title                 Date
----------                             -----                 ----

/s/  Patrick S. Baird               Director                 December 10, 1998
----------------------------                                 -------------------
Patrick S. Baird

/s/  Craig D. Vermie                Director                 December 10, 1998
----------------------------                                 -------------------
Craig D. Vermie

/s/  William L. Busler              Director                 December 10, 1998
---------------------------- (Principal Executive Officer)   -------------------
William L. Busler

/s/  Larry N. Norman                Director                 December 10, 1998
----------------------------                                 -------------------
Larry N. Norman

/s/  Douglas C. Kolsrud             Director                 December 10, 1998
----------------------------                                 -------------------
Douglas C. Kolsrud

/s/  Robert J. Kontz                Vice President and       December 10, 1998
----------------------------        Corporate Controller     -------------------
Robert J. Kontz

/s/  Brenda K. Clancy               Treasurer                December 10, 1998
----------------------------                                 -------------------
Brenda K. Clancy

                                                                Registration No.
                                                                   333-61063




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 ---------------

                                    EXHIBITS

                                       TO

                                    FORM N-4

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                       FOR

                          PFL IMMEDIATE INCOME ANNUITY

                                 ---------------

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.     Description of Exhibit                          Page No.*
-----------     ----------------------                          ---------

(4)(a)          Form of Contract.

(5)(a)          Form of Application.

(10)(a)         Consent of Independent Auditors

(10)(b)         Opinion and Consent of Actuary







--------------------------------
* Page numbers included only in manually executed original.